As filed with the Securities and Exchange Commission on December 8, 2006

Registration No. 333-138379

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

U.S. Auto Parts Network, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5531	68-0623433
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

17150 South Margay Avenue

Carson, CA 90746

(310) 719-8666

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael J. McClane

Chief Financial Officer, Executive Vice President of Finance, Treasurer and Secretary

U.S. Auto Parts Network, Inc.

17150 South Margay Avenue

Carson, CA 90746

(310) 735-0085

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Ellen S. Bancroft, Esq. Scott R. Santagata, Esq. J.R. Kang, Esq. Jason R. Wisniewski, Esq. Dorsey & Whitney LLP 38 Technology Drive Irvine, CA 92618 (949) 932-3600

Michael J. Sullivan, Esq.

Julia Vax, Esq.
David Tang, Esq.
Howard Rice Nemerovski Canady Falk
& Rabkin, A Professional Corporation
Three Embarcadero Center, Seventh Floor

San Francisco, CA 94111-4024
(415) 434-1600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

(continued on next page)

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value	$100,000,000	$10,700(3)

(1)	Includes the offering price attributable to shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 8, 2006

PROSPECTUS

            Shares

Common Stock

This is U.S. Auto Parts Network, Inc.’s initial public offering. U.S. Auto Parts Network, Inc. is selling all of the shares of common stock offered by this prospectus.

We expect the public offering price to be between $            and $            per share. Currently, no public market exists for the shares. After pricing the offering, we expect that the common stock will be traded on the NASDAQ Global Market under the symbol “PRTS.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9.

PRICE $     PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Net proceeds, before expenses, to U.S. Auto Parts	$	$

The underwriters may also purchase up to an additional             shares from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the shares on or about                 , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RBC CAPITAL MARKETS	THOMAS WEISEL PARTNERS LLC

PIPER JAFFRAY	JMP SECURITIES

                                , 2007.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you different or inconsistent information, you should not rely on it. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers or sales are permitted. The information in this prospectus is only accurate as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains market data and industry forecasts and projections, which we have obtained from third party market research, publicly available information and industry publications. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and we cannot assure you that any of the projected amounts will be achieved.

For investors outside the United States: Neither we nor any of the underwriters for the offering of our common stock have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, our offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” and the consolidated financial statements and related notes, before making an investment decision.

Our Business

Overview

We are a leading online provider of aftermarket auto parts, including body parts, engine parts, performance parts and accessories. Our network of websites provides individual consumers with a comprehensive selection of approximately 550,000 products, identified as stock keeping units or SKUs. We have developed a proprietary product database that maps our 550,000 SKUs to over 4.3 million product applications based on vehicle makes, models and years. Our flagship websites are located at www.partstrain.com and www.autopartswarehouse.com, and our corporate website is located at www.usautoparts.com.

Our online sales channel and relationships with suppliers enable us to eliminate several intermediaries in the traditional auto parts supply chain, allowing us to acquire many of our products directly from manufacturers and sell them to our customers. Additionally, as an online retailer, we do not incur many of the costs associated with operating brick and mortar stores. We believe that our ability to disintermediate the auto parts supply chain, combined with our efficient e-commerce platform, enables us to sell products at competitive prices while achieving higher operating margins and return on invested capital than many traditional automotive parts retailers.

Our business has grown consistently since we launched our first website in 2000. Net sales increased to $59.7 million and $83.7 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, from $40.7 million and $44.0 million for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively. Net income decreased slightly to $6.8 million and $3.5 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, from $7.1 million and $4.8 million for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively. Our Adjusted EBITDA increased to $8.8 million and $10.2 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, from $8.0 million and $6.1 million for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively.

In addition, we have experienced continued growth in the number of monthly unique visitors to our websites. In September 2006, approximately 6.8 million unique visitors viewed our websites. The number of orders placed through our e-commerce websites has also increased to approximately 288,000 and 505,000 for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, from approximately 201,000 and 207,000 for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively. The average order value of purchases on our websites for the nine months ended September 30, 2006 was approximately $120.

Industry Overview

The United States automotive aftermarket industry is forecasted to be $204 billion in 2006 according to the Automotive Aftermarket Industry Association, or AAIA, an independent trade association. Our addressable market is forecasted by AAIA to be approximately $91.3 billion, which consists of approximately $37.8 billion in sales to Do-It-Yourself, or DIY, customers, and approximately $53.5 billion in sales to Do-It-For-Me, or DIFM, customers. While the U.S. auto parts aftermarket is a large market characterized by modest growth, we believe there is an opportunity for e-commerce aftermarket auto parts retailers to grow faster than the overall market.

According to Forrester Research, an independent market research firm, online purchases by U.S. consumers are expected to grow from approximately $172 billion in 2005 to approximately $329 billion by 2010, representing a 13.9% compound annual growth rate. Additionally, according to Forrester Research, the percentage of U.S. households shopping online is projected to grow from 39% in 2005 to 48% in 2010.

In 2006, the online and mail order portion of aftermarket auto part sales is forecasted to be $2.7 billion according to the AAIA. While the portion of online and mail order sales is a relatively small percentage of our addressable market at approximately 3%, we believe online penetration rates of aftermarket auto parts consumers will continue to increase and, as a result, sales for online aftermarket auto parts are expected to continue to grow at a faster rate than the overall auto parts market.

The auto parts market has traditionally been fragmented and inefficient, with multiple intermediaries, including importers, wholesalers, distributors and retailers, between manufacturers and consumers. Furthermore, auto parts retailers who operate brick and mortar stores generally stock only a small percentage of the products that are available for sale. The fragmented nature of the auto parts market has also meant an absence of a centralized database or a comprehensive, master catalog of products, which maps all aftermarket auto parts to all relevant applications for such parts. We believe this inadequacy of information leads to inefficiencies in the sale and purchase process for both the retailer and the consumer.

Our Solution

We believe our solution addresses the problems faced in the traditional auto parts market and provides additional benefits for our customers. The key components of our solution include:

•	Disintermediation of the Auto Parts Supply Chain. We have developed an online sales channel that enables us to sell aftermarket auto parts to our customers while eliminating several intermediaries in the traditional auto parts supply chain.

•	Leading Network of Websites. We have developed a network of websites to offer our broad selection of aftermarket auto parts.

•	Proprietary Product Catalog. We have invested significant resources and time over several years to build a proprietary product catalog that maps our 550,000 SKUs to over 4.3 million product applications based on vehicle makes, models and years.

•	Flexible Fulfillment Methods. We fulfill customer orders using two primary methods: (i) stock-and-ship, where we take physical delivery of a part and store it in one of our distribution centers until it is shipped to a customer, and (ii) drop-ship, where the part is shipped directly to the customer from the supplier.
•	Low Cost Operations. Our offshore and outsourced operations in the Philippines and India, which are responsible for a majority of the development and maintenance of our websites and product catalog, allow us to access a qualified workforce at a significantly lower cost than comparably experienced U.S.-based professionals.

•	Long-Standing Supplier Relationships. We source products from manufacturers and distributors located in Asia and the United States. We have developed strong relationships with our suppliers, some of whom have been working with us for over a decade.

Benefits to Customers

We believe our solution provides multiple benefits to our customers, including:

•	Broad Product Selection and Availability. Our proprietary product catalog provides our customers with the ability to select from over 4.3 million product applications, based on vehicle makes, models and years.

•	Competitive Pricing. We are able to offer our customers lower prices relative to original equipment manufacturer, or OEM, parts retailers and traditional aftermarket retailers by eliminating several intermediaries in the aftermarket auto parts supply chain, leveraging our long-term supplier relationships and establishing an efficient online cost structure that capitalizes on relatively inexpensive labor.

•	Prompt Order Fulfillment. Our proprietary order fulfillment system allows us to efficiently process and ship items from our distribution centers or from our suppliers, ensuring timely delivery of products to our customers.

•	Detailed Product Information. We provide detailed product descriptions and photographs, specific vehicle applications, part numbers for aftermarket parts, pricing information and related part and brand suggestions for the parts offered on our websites so our customers can make an informed purchasing decision on every order.

•	Satisfying Shopping Experience and Knowledgeable Customer Service. Our easy to navigate websites are accessible from the convenience of the customer’s home or office or anywhere with an Internet connection. Our customer support staff is available to provide assistance to our customers throughout the purchase process 24 hours a day, seven days a week, via phone, live-chat or e-mail.

Our Growth Strategy

Our primary objective is to continue our growth and to strengthen our position as a leading online provider of aftermarket auto parts. The key elements of our strategy are as follows:

•	expand our product offering;

•	cost-effectively increase the number of visitors to our websites;

•	increase our visitor conversion rate;

•	increase repeat customers;

•	expand e-commerce distribution channels; and

•	pursue strategic acquisitions that augment our business.

Corporate Information

We were formed as a California corporation in 1995 and reincorporated in Delaware in March 2006. Our executive offices are located at 17150 South Margay Avenue, Carson, California 90746, and our telephone number is (310) 719-8666. Our corporate website is located at www.usautoparts.com. Our flagship retail websites are located at www.partstrain.com and www.autopartswarehouse.com. The information contained in, or that can be accessed through, our websites does not constitute a part of this prospectus. Unless the context requires otherwise, as used in this prospectus, the terms “U.S. Auto Parts,” “we,” “us” and “our” refer to U.S. Auto Parts Network, Inc. and its subsidiaries, and the term “Partsbin” refers to All OEM Parts, Inc., ThePartsBin.com, Inc. and their affiliated companies, which we acquired in May 2006.

U.S. Auto Parts®, U.S. Auto Parts Network®, PartsTrain®, Partsbin™, Kool-Vue™ and Auto-Vend™ are our United States trademarks. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

For repayment of approximately $35.0 million of indebtedness and for working capital and other general corporate purposes, including expanding our infrastructure and sales and marketing activities. In addition, we may use a portion of the net proceeds for acquisitions and investments in complementary businesses, technologies and strategic relationships. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before investing in shares of our common stock.

Proposed NASDAQ Global Market symbol	PRTS

The number of shares of common stock outstanding after this offering is based on 36,388,226 shares outstanding as of September 30, 2006, which assumes the conversion of all of our outstanding preferred stock into 11,055,425 shares of common stock immediately prior to the completion of this offering, and does not include, as of such date:

•	4,027,560 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $4.92 per share;

•	shares of common stock reserved for future grant or issuance under our stock option plans;

•	140,554 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $4.38 per share; and

•	the effect of a -for- reverse stock split, which is expected to be effected prior to the completion of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	the underwriters will not exercise their over-allotment option to purchase up to additional shares of common stock;

•	no other person will exercise any other outstanding options or warrants; and

•	the initial public offering price will be $ per share.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods presented and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements. We have also included data from our unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2006.

	Years Ended December 31,				Nine Months Ended September 30,
	2003	2004	2005	Pro Forma 2005(1)	2005	2006	Pro Forma 2006(1)
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Net sales	$31,657	$40,658	$59,698	$98,168	$43,979	$83,665	$107,730
Cost of sales	17,814	21,334	34,829	64,362	25,876	53,779	71,614

Gross profit	13,843	19,324	24,869	33,806	18,103	29,886	36,116
Operating expenses:
General and administrative(2)	2,284	3,599	7,254	10,325	5,555	7,081	8,694
Marketing(2)	3,617	4,526	5,802	10,862	4,315	10,313	13,539
Fulfillment(2)	3,246	2,990	4,357	4,407	3,162	3,589	3,608
Technology(2)	405	776	868	1,431	596	992	1,305
Amortization of intangibles	—	8	17	8,176	13	3,037	6,174

Total operating expenses	9,552	11,899	18,298	35,201	13,641	25,012	33,320
Income (loss) from operations	4,291	7,425	6,571	(1,395)	4,462	4,874	2,796
Other income (expense), net	(42)	36	85	(1,852)	97	(800)	(1,529)

Income (loss) before income taxes	4,249	7,461	6,656	(3,247)	4,559	4,074	1,267
Income tax provision (benefit)	478	328	(163)	(195)	(199)	539	(110)

Net income (loss)	$3,771	$7,133	$6,819	$(3,052)	$4,758	$3,535	$1,377

Basic net income (loss) per share	$0.20	$0.32	$0.31	$(0.12)	$0.22	$0.15	$0.05
Diluted net income (loss) per share	$0.20	$0.32	$0.31	$(0.12)	$0.22	$0.11	$0.04
Pro forma basic net income per share(5)			$0.21			$0.10
Shares used in computation of basic net income (loss) per share	18,794,793	22,000,000	22,000,000	25,305,529	22,000,000	23,634,781	25,317,816
Shares used in computation of diluted net income (loss) per share	18,794,793	22,000,000	22,000,000	25,305,529	22,000,000	32,270,315	33,953,350
Shares used in the computation of pro forma basic net income per share(5)			33,055,425			34,690,206

Non-GAAP Financial Measures:
EBITDA(3)	4,382	7,961	8,755	8,947	6,095	9,589	10,751
Adjusted EBITDA(3)	4,382	7,961	8,755	8,947	6,095	10,193	11,355

Unaudited Pro Forma Statement of Income Data(4):
Income (loss) before income taxes	4,249	7,461	6,656	(3,247)	4,559	4,074	1,267
Pro forma provision (benefit) for income taxes	1,729	2,964	2,657	(1,301)	1,822	1,728	586

Pro forma net income (loss)	$2,520	$4,497	$3,999	$(1,946)	$2,737	$2,346	$681

Pro forma basic net income (loss) per share	$0.13	$0.20	$0.18	$(0.08)	$0.12	$0.10	$0.03
Pro forma diluted net income (loss) per share	$0.13	$0.20	$0.18	$(0.08)	$0.12	$0.07	$0.02

(see footnotes on next page)

(footnotes to prior page)

(1)	The pro forma financial information gives effect to the acquisition of Partsbin as if the acquisition occurred on January 1, 2005. See “Unaudited Pro Forma Combined Statement of Operations.”

(2)	Includes share-based compensation expense related to option grants, as follows:

	Years Ended December 31,				Nine Months Ended September 30,
	2003	2004	2005	Pro Forma 2005(1)	2005	2006	Pro Forma 2006(1)
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
General and administrative	$—	$—	$—	$—	$—	$359	$359
Marketing	—	—	—	—	—	126	126
Fulfillment	—	—	—	—	—	16	16
Technology	—	—	—	—	—	103	103

	$—	$—	$—	$—	$—	$604	$604

(3)	EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income plus (a) interest expense, net; (b) income tax provision (benefit); (c) amortization of intangibles; and (d) depreciation and amortization. Our definition of Adjusted EBITDA is different from EBITDA because we further adjust EBITDA to exclude share-based compensation expense. A reconciliation of these non-GAAP financial measures to net income is set forth in the related table under “— Non-GAAP Financial Measures” below.

(4)	Presents pro forma provision for income taxes and pro forma net income as if we operated as a C corporation in all periods presented. See Note 1 and Note 8 of the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for an explanation of the unaudited pro forma statement of income data.

(5)	Pro forma basic net income per share for the latest year end and interim period only has been computed to give effect to the conversion of the Series A convertible preferred stock into common stock upon the closing of the Company’s initial public offering on an if-converted basis.

The pro forma as adjusted consolidated balance sheet data below give effect to the conversion of all of our outstanding preferred stock into 11,055,425 shares of our common stock immediately prior to the closing of this offering, as well as the receipt of the estimated proceeds from the sale of the              shares in this offering at an assumed initial offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment after the closing of this offering of $35.0 million of indebtedness incurred in connection with our acquisition of Partsbin.

	As of September 30, 2006
	Actual	Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,287
Working capital	(4,528)
Total assets	68,505
Total debt, including current portion, capital lease obligations and notes payable to stockholders	34,888
Stockholders’ equity	20,229

Non-GAAP Financial Measures

Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” and other provisions of the Securities Exchange Act of 1934, as amended, define and prescribe the conditions for use of certain non-GAAP financial information. We provide “EBITDA” and “Adjusted EBITDA,” which are non-GAAP financial measures, because we believe such measures are important supplemental information for investors. We calculate EBITDA as net income before (a) interest expense, net; (b) income tax provision (benefit); (c) amortization of intangibles; and (d) depreciation and amortization. Adjusted EBITDA further adjusts EBITDA to exclude share-based compensation expense related to our grant of stock options and other equity instruments. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. These non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business.

We use EBITDA and Adjusted EBITDA:

•	as measurements of our operating performance because they assist us in comparing our operating performance on a consistent basis by removing the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our operational strategies; and

•	to evaluate our capacity to fund capital expenditures and expand our business.

We also believe that analysts and investors use EBITDA and Adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

Management strongly encourages investors to review our consolidated financial statements in their entirety and to not rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. For information about our financial results as reported in accordance with GAAP, see our consolidated financial statements and related notes included in this prospectus.

The table below reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Years Ended December 31,				Nine Months Ended September 30,
	2003	2004	2005	Pro Forma 2005(1)	2005	2006	Pro Forma 2006(1)
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Net income (loss)	$3,771	$7,133	$6,819	$(3,052)	$4,758	$3,535	$1,377
Interest expense, net	13	44	106	1,931	68	950	1,657
Income tax provision (benefit)	478	328	(163)	(195)	(199)	539	(110)
Amortization of intangibles	—	8	17	8,176	13	3,037	6,174
Depreciation and amortization	120	448	1,976	2,087	1,455	1,528	1,653

EBITDA	4,382	7,961	8,755	8,947	6,095	9,589	10,751
Share-based compensation	—	—	—	—	—	604	604

Adjusted EBITDA	$4,382	$7,961	$8,755	$8,947	$6,095	$10,193	$11,355

(1)	The pro forma financial information gives effect to the acquisition of Partsbin as if the acquisition occurred on January 1, 2005.

RISK FACTORS

You should consider carefully the following risks before you decide to purchase our common stock. Additional risks and uncertainties not presently known to us or that we currently believe are not important may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

Purchasers of aftermarket auto parts may not choose to shop online, which would prevent us from acquiring new customers who are necessary to the growth of our business

The online market for aftermarket auto parts is less developed than the online market for many other business and consumer products. Our success will depend in part on our ability to attract new customers and customers who have historically purchased auto parts through traditional retail and wholesale operations. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our products more competitively than we currently anticipate in order to attract additional online consumers to our websites and convert them into purchasing customers. Specific factors that could prevent prospective customers from purchasing from us include:

•	concerns about buying auto parts without face-to-face interaction with sales personnel;

•	the inability to physically handle, examine and compare products;

•	delivery time associated with Internet orders;

•	concerns about the security of online transactions and the privacy of personal information;

•	delayed shipments or shipments of incorrect or damaged products; and

•	the inconvenience associated with returning or exchanging items purchased online.

If the online market for auto parts does not gain widespread acceptance, our business and financial results may suffer.

We depend on search engines and other online sources to attract visitors to our websites, and if we are unable to attract these visitors and convert them into customers in a cost-effective manner, our business and results of operations will be harmed

Our success depends on our ability to attract online consumers to our websites and convert them into customers in a cost-effective manner. We are significantly dependent upon search engines, shopping comparison sites and other online sources for our website traffic. We are included in search results as a result of both paid search listings, where we purchase specific search terms that will result in the inclusion of our listing, and algorithmic searches that depend upon the searchable content on our sites. Algorithmic listings cannot be purchased and instead are determined and displayed solely by a set of formulas utilized by the search engine. We rely on both algorithmic and purchased listings to attract and direct consumers to our websites. Search engines, shopping comparison sites and other online sources revise their algorithms from time to time in an attempt to optimize their search results. If one or more of the search engines, shopping comparison sites or other online sources on which we rely for website traffic were to modify its general methodology for how it displays our websites, resulting in fewer consumers clicking through to our websites, our financial results could be adversely affected. If any free search engine or shopping comparison site on which we rely begins charging fees for listing or placement, or if one or more of the search engines, shopping comparison sites and other online sources on which we rely for purchased listings, modifies or terminates its relationship with us, our expenses could rise, we could lose customers and traffic to our websites could decrease. In addition, our success in attracting visitors who convert to customers will depend in part upon our ability to identify and purchase relevant search terms, provide relevant content on our sites, and effectively target our other marketing programs such as e-mail campaigns and affiliate programs. If we are unable to attract visitors to our websites and convert them to customers in a cost-effective manner, then our business and financial results may be harmed.

We are dependent upon relationships with suppliers in Taiwan, China and the United States for the vast majority of our products

We acquire substantially all of our products from manufacturers and distributors located in Taiwan, China and the United States. Our top five suppliers represented approximately 47.4% of our total product purchases in 2005 and 55.5% for the nine months ended September 30, 2006. We do not have any long-term contracts or exclusive agreements with our suppliers that would ensure our ability to acquire the types and quantities of products we desire at acceptable prices and in a timely manner. In addition, our ability to acquire products from our suppliers in amounts and on terms acceptable to us is dependent upon a number of factors that could affect our suppliers and which are beyond our control. For example, financial or operational difficulties that some of our suppliers may face may increase the cost of the products we purchase from them. In addition, the trend towards consolidation among auto parts suppliers may disrupt or end our relationship with some suppliers, and could lead to less competition and, consequently, higher prices.

In addition, because many of our suppliers are outside of the United States, additional factors could interrupt our relationships or affect our ability to acquire the necessary products on acceptable terms, including:

•	political, social and economical instability and the risk of war or other international incidents in Asia;

•	fluctuations in foreign currency exchange rates that may increase our cost of products;

•	tariffs and protectionist laws and business practices that favor local businesses;

•	difficulties in complying with import and export laws, regulatory requirements and restrictions; and

•	natural disasters and public health emergencies.

If we do not maintain our relationships with our existing suppliers or develop relationships with new suppliers on acceptable commercial terms, we may not be able to continue to offer a broad selection of merchandise at competitive prices and, as a result, we could lose customers and our sales could decline.

Challenges by OEMs to the validity of aftermarket auto parts and claims of infringement could adversely affect our business and the viability of the aftermarket auto parts industry

Original equipment manufacturers have attempted to use claims of intellectual property infringement against manufacturers and distributors of aftermarket auto parts to restrict or eliminate the sale of aftermarket auto parts that are the subject of the claims. We have received in the past, and we anticipate we may in the future receive, communications alleging that certain products we sell infringe third-party patents, copyrights, trademarks and trade names or other intellectual property rights. For example, in December 2005, Ford Global Technologies, LLC filed a complaint with the United States International Trade Commission, or USITC, against us and five other named respondents, including four Taiwan-based manufacturers. Ford alleged in this action that we and the other respondents infringed 14 design patents

(four of which were subsequently dropped from the investigation at Ford’s request) that Ford claims cover eight parts for the 2004-2005 Ford F-150 truck (see “Business — Legal Proceedings”). Ford has asked the USITC to issue a permanent general exclusion order excluding from entry into the United States all auto parts that infringe the ten Ford design patents and that are imported into the United States, sold for importation in the United States, or sold within the United States after importation. Ford also seeks a permanent order directing us and the other respondents to cease and desist from, among other things, selling, marketing, advertising, distributing and offering for sale imported auto parts that infringe the design patents. The administrative law judge issued a preliminary ruling on December 4, 2006 upholding the validity of seven of the ten patents. The judge further ruled that the importation of automotive parts allegedly covered by these seven patents violates Section 337 of the Tariff Act of 1930, as amended. This ruling is subject to review by the USITC and will become final if adopted in whole or in part by the USITC. If it ultimately finds a violation of Section 337, the USITC may issue an order prohibiting further importation of the covered parts into the United States. To date, our sales of these parts have been minimal, but as the design for the 2004 model is incorporated into later year models of the F-150 and these trucks have been on the road longer, sales of aftermarket replacement parts for these trucks may increase substantially. Furthermore, if Ford continues to pursue, expands or escalates its claims against us, or if other OEMs commence similar actions, and any of them are successful in these actions, we could be restricted or prohibited from selling certain aftermarket products and the aftermarket auto parts industry could decline significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Future infringement claims could also result in increased costs of doing business arising from increased legal expenses, adverse judgments or settlements or changes to our business practices required to settle such claims or satisfy any judgments. Litigation could result in interpretations of the law that require us to change our business practices or otherwise increase our costs and harm our business. We do not maintain insurance coverage to cover the types of claims that could be asserted. If a successful claim were brought against us, it could expose us to significant liability.

We recently acquired Partsbin and the integration of our businesses may be time consuming and expensive and may not be immediately successful, if at all

In May 2006, we completed the acquisition of Partsbin, an online retailer of aftermarket auto parts. As a result of the acquisition, we added 47 employees, and our available SKUs and net sales increased significantly. The acquisition of Partsbin has involved significant costs, has resulted in challenges integrating the diverse technologies used by each company and has placed, and may continue to place, pressures on our operational and financial infrastructure. We cannot assure you that our current cost structure or infrastructure will be adequate for the combined companies. To successfully integrate Partsbin, we anticipate that we will need to improve our operational and financial systems, procedures and controls and maintain our cost structure at appropriate levels.

The Partsbin acquisition also expanded our product offerings, particularly in the area of engine parts and performance parts and accessories, and significantly increased our use of drop-ship as a method of fulfillment. We cannot assure you that we can effectively manage this new fulfillment model or address the market for these additional auto parts.

The integration of Partsbin may involve the consolidation of diverse business cultures, require substantial time and expenses, and distract management from other business matters. In addition, this acquisition may include significant intangible assets that are subject to periodic impairment testing which could result in substantial accounting charges. If we are unable to integrate Partsbin in an efficient and timely manner, our business and operating results will be harmed.

We face intense competition and operate in an industry with limited barriers to entry, and some of our competitors may have greater resources than us and may be better positioned to capitalize on the growing e-commerce auto parts market

The auto parts industry is competitive and highly fragmented, with products distributed through multi-tiered and overlapping channels. We compete with both online and offline retailers who offer OEM and aftermarket auto parts to either the DIY or DIFM customer segments. Current or potential competitors include the following:

•	national auto parts retailers such as Advance Auto Parts, AutoZone, CSK Auto, Napa Auto Parts, O’Reilly Automotive and Pep Boys;

•	large online marketplaces such as Amazon.com and eBay;

•	local independent retailers or niche auto parts online retailers; and

•	wholesale auto parts distributors such as Keystone Automotive and LKQ Corporation.

Barriers to entry are low, and current and new competitors can launch websites at a relatively low cost. Many of our current and potential offline competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical, management and other resources than we do. In addition, some of our competitors have used and may continue to use aggressive pricing tactics and devote substantially more financial resources to website and system development than we do. We expect that competition will further intensify in the future as Internet use and online commerce continue to grow worldwide. Increased competition may result in reduced operating margins, reduced profitability, loss of market share and diminished brand recognition.

We would also experience significant competitive pressure if any of our suppliers were to sell their products directly to customers. Since our suppliers have access to merchandise at very low costs, they could sell products at lower prices and maintain higher gross margins on their product sales than we can. In this event, our current and potential customers may decide to purchase directly from these suppliers. Increased competition from any supplier capable of maintaining high sales volumes and acquiring products at lower prices than us could significantly reduce our market share and adversely impact our financial results.

We rely on key personnel and may need additional personnel for the success and growth of our business

Our business is largely dependent on the personal efforts and abilities of key personnel including Mehran Nia, our Chief Executive Officer and President, and Michael McClane, our Chief Financial Officer, Executive Vice President of Finance, Treasurer and Secretary. Messrs. Nia and McClane, as well as any of our other key employees, can terminate their employment relationship with us at any time. We do not maintain key person life insurance on any officer or employee. Our performance also depends on our ability to identify, attract, retain and motivate highly skilled technical, managerial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The loss of any key employee or our inability to attract or retain other qualified employees could harm our business and results of operations.

If our product catalog database is stolen or misappropriated or if a competitor is able to create a substantially similar catalog without infringing our rights, then we may lose an important competitive advantage

We have invested significant resources and time to build and maintain our product catalog, which is maintained in the form of an electronic database, and maps SKUs to relevant product applications based on vehicle makes, models and years. We believe that our product catalog provides us with an important competitive advantage in both driving traffic to our websites and converting that traffic to revenue by enabling customers to quickly locate the products they require. We cannot assure you that we can protect our product catalog from unauthorized copying or theft by a third party. In addition, it is possible that a competitor could develop a catalog or database that is similar to or more comprehensive than ours, without infringing our rights. In the event our product catalog is stolen, copied or otherwise replicated by a competitor, whether lawfully or not, we may lose an important competitive advantage and our business could be harmed.

Our future operating results may fluctuate and may fail to meet market expectations, which could adversely affect the market price of our common stock

We expect that our revenue and operating results will continue to fluctuate from quarter to quarter due to various factors, many of which are beyond our control. If our quarterly revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could significantly decline. The factors that could cause our operating results to fluctuate include, but are not limited to:

•	fluctuations in the demand for aftermarket auto parts;

•	price competition on the Internet or among offline retailers for auto parts;

•	our ability to attract visitors to our websites and convert those visitors into customers;

•	our ability to maintain and expand our supplier and distribution relationships;

•	the effects of seasonality on the demand for our products;

•	our ability to accurately forecast demand for our products and maintain appropriate inventory levels;

•	our ability to build and maintain customer loyalty;

•	the success of our brand-building and marketing campaigns;

•	government regulations related to use of the Internet for commerce, including the application of existing tax regulations to Internet commerce and changes in tax regulations;

•	technical difficulties, system downtime or Internet brownouts; and

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure.

Economic conditions may have an adverse effect on the demand for aftermarket auto parts and could adversely affect our sales and operating results

We sell aftermarket auto parts consisting of body and engine parts used for repair and maintenance, performance parts used to enhance performance or improve aesthetics, and accessories that increase functionality or enhance a vehicle’s features. Demand for our products may be adversely affected by general economic conditions. In declining economies, consumers often defer regular vehicle maintenance and may forego purchases of nonessential performance products, which can result in a decrease in demand for auto parts in general. In expanding economies, consumers may be more likely to purchase new vehicles instead of repairing existing vehicles or they may be less price sensitive, leading to an increase in OEM parts sales at dealerships, either of which could also result in a decline in our sales. If such decreases in demand for our products are not offset by other factors, such as the deferral of new car purchases in declining economies, which may result in more required repairs for older vehicles, or the purchase of performance parts and accessories in expanding economies, our financial condition and results of operations would suffer.

If we are unable to manage the challenges associated with our international operations, the growth of our business could be limited and our business could suffer

We maintain business operations in the United States and the Philippines and outsourced call centers in both India and the Philippines. These international operations include development and maintenance of our websites, software development, enhancements of our online marketing technologies, and customer support services. We also operate a Canadian subsidiary to facilitate sales in Canada. We are subject to a number of risks and challenges that specifically relate to our international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks and challenges include:

•	difficulties and costs of staffing and managing foreign operations;

•	restrictions imposed by local labor practices and laws on our business and operations;
•	exposure to different business practices and legal standards;

•	unexpected changes in regulatory requirements;

•	the imposition of government controls and restrictions;

•	political, social and economic instability and the risk of war, terrorist activities or other international incidents;

•	natural disasters and public health emergencies;

•	potentially adverse tax consequences;

•	the failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property; and

•	fluctuations in foreign currency exchange rates.

If our fulfillment operations are interrupted for any significant period of time or are not sufficient to accommodate increased demand, our sales would decline and our reputation could be harmed

Our success depends on our ability to successfully receive and fulfill orders and to promptly deliver our products to our customers. The majority of orders for our other products are filled from our inventory through our distribution centers, where all our inventory management, packaging, labeling and product return processes are performed. Increased demand and other considerations may require us to expand our distribution centers or transfer our fulfillment operations to larger facilities in the future.

Our distribution centers are susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failures, terrorist attacks, acts of war, break-ins, earthquakes and similar events. We do not currently maintain back-up power systems at our fulfillment centers. We do not presently have a formal disaster recovery plan and our business interruption insurance may be insufficient to compensate us for losses that may occur in the event operations at our fulfillment center are interrupted. Any interruptions in our fulfillment operations for any significant period of time, including interruptions resulting from the expansion of our existing facilities or the transfer of operations to a new facility, could damage our reputation and brand and substantially harm our business and results of operations. In addition, if we do not successfully expand our fulfillment capabilities in response to increases in demand, we may not be able to substantially increase our net sales.

We are dependent upon third parties for distribution and fulfillment operations with respect to many of our products

For a number of the products that we sell, we outsource the distribution and fulfillment operation and are dependent on our distributors to manage inventory, process orders and distribute those products to our customers in a timely manner. For the nine months ended September 30, 2006, we fulfilled 11.4% of our net sales through a single supplier. Our agreements with this supplier may be terminated at any time by either party, with 120 to 365 days’ notice. In addition, we do not have definitive agreements with many of our primary international suppliers. If we do not maintain our existing relationships with our distributors on acceptable commercial terms, we will need to obtain other suppliers and may not be able to continue to offer a broad selection of merchandise at competitive prices, and our sales may decrease.

In addition, because we outsource to distributors a number of these traditional retail functions relating to those products, we have limited control over how and when orders are fulfilled. We also have limited control over the products that our distributors purchase or keep in stock, and our agreements with most of our distributors do not require them to set aside any amount of inventory to fulfill our orders or to give our orders priority over other resellers to whom they sell. Our distributors may not accurately forecast the products that will be in high demand or they may allocate popular products to other resellers, resulting in the unavailability of certain products for sale on our websites. Any inability to offer a broad array of products at competitive prices and any failure to deliver those products to our customers in a timely and accurate manner may damage our reputation and brand and could cause us to lose customers.

Our ability to sustain or increase our profitability will suffer if we fail to manage our growth effectively

In recent years we have experienced rapid growth that has placed, and will continue to place, pressures on our operational and financial infrastructure. Our workforce has increased from 114 employees as of December 31, 2003 to 434 employees as of September 30, 2006. Our net sales have increased from $31.7 million in 2003 to $83.7 million for the nine months ended September 30, 2006. Our recent expansion and planned growth have placed, and are expected to continue to place, a strain on our infrastructure, operations and managerial resources. We intend to further increase the size of our operations, and we expect our operating expenses to increase, as we, among other things:

•	expand our domestic and international operations;

•	increase our technology and development efforts to enhance and maintain our websites and technology infrastructure;

•	hire additional personnel, including customer service specialists, sales and marketing professionals, and financial professionals;

•	upgrade our operational and financial systems, procedures and controls; and

•	assume the responsibilities and costs of being a public company.

Our success depends upon our ability to manage our operations and our growth effectively. To be successful, we will need to improve our operational and financial systems, procedures and controls, maintain our cost structure at appropriate levels, manage international operations, and hire additional personnel. We cannot assure you that our efforts will be successful or that we can improve our systems, procedures and controls in a timely manner. Delays or problems associated with any improvements or expansion of our systems, procedures and controls could harm our business and operating results. In addition, we may fail to accurately estimate and assess our increased operating expenses as we grow. As our operating expenses increase, we will need to grow our revenue in order to maintain and increase our profitability.

If we fail to offer a broad selection of products and brands at competitive prices to meet our customers’ demands, our revenue could decline

In order to expand our business, we must successfully offer, on a continuous basis, a broad selection of auto parts that meet the needs of our customers. Our auto parts are used by consumers for a variety of purposes, including repair, performance, improved aesthetics and functionality. In addition, to be successful, our product offerings must be broad and deep in scope, competitively priced, well-made, innovative and attractive to a wide range of consumers. We cannot predict with certainty that we will be successful in offering products that meet all of these requirements. If our product offerings fail to satisfy our customers’ requirements or respond to changes in customer preferences, our revenue could decline.

Future acquisitions could disrupt our business and harm our financial condition

As part of our growth strategy, we expect that we will selectively pursue acquisitions of businesses, technologies or services in order to expand our capabilities, enter new markets or increase our market share. Integrating any newly acquired businesses, technologies or services is likely to be expensive and time consuming. For example, our recent acquisition of Partsbin has resulted in significant costs and a number of challenges, including integrating the diverse technologies and differing e-commerce platforms and accounting systems used by each company. If we are unable to successfully complete this integration, we may not realize the synergies from the acquisition, and our business and results of operations could suffer. To finance any future acquisitions, it may also be necessary for us to raise additional capital through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our stockholders. Future acquisitions by us could also result in large and immediate write-offs, assumption of debt and unforeseen liabilities and significant adverse accounting charges, any of which could substantially harm our business, financial condition and results of operations. We have no current plans, agreements or commitments with respect to any acquisitions.

We may be subject to liability for sales and other taxes and penalties, which could have an adverse effect on our business

We currently collect sales or other similar taxes only on the shipment of goods to the states of California, New Jersey and Tennessee. The U.S. Supreme Court has ruled that vendors whose only connection with customers in a state is by common carrier or the U.S. mail are free from state-imposed duties to collect sales and use taxes in that state. However, states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies such as ours, which engage in or facilitate online commerce, based on their interpretation of existing laws, including the Supreme Court ruling, or specific facts relating to us. If sales tax obligations are successfully imposed upon us by a state or other jurisdiction, we could be exposed to substantial tax liabilities for past sales and penalties and fines for failure to collect sales taxes. We could also suffer decreased sales in that state or jurisdiction as the effective cost of purchasing goods from us increases for those residing in that state or jurisdiction.

In addition, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s apparent position regarding sales and use taxes on Internet sales. If any of these initiatives are enacted, we could be required to collect sales and use taxes in additional states and our revenue could be adversely affected. Furthermore, the U.S. Congress has not yet extended a moratorium, which was first imposed in 1998 but has since expired, on state and local governments’ ability to impose new taxes on Internet access and Internet transactions. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us as well as substantially impair the growth of e-commerce and adversely affect our revenue and profitability. Since our service is available over the Internet in multiple states, these jurisdictions may require us to qualify to do business in these states. If we fail to qualify in a jurisdiction that requires us to do so, we could face liabilities for taxes and penalties.

We could be liable for breaches of security on our websites

A fundamental requirement for e-commerce is the secure transmission of confidential information over public networks. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. We may be required to expend significant capital and other resources to protect against potential security breaches or to alleviate problems caused by any breach. We rely on licensed encryption and authentication technology to provide the security and authentication necessary for secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms that we use to protect customer transaction data. In the event someone circumvents our security measures, it could seriously harm our business and reputation and we could lose customers. Security breaches could also expose us to a risk of loss or litigation and possible liability for failing to secure confidential customer information.

The success of our business depends on the continued growth of the Internet as a retail marketplace and the related expansion of the Internet infrastructure

Our future success depends upon the continued and widespread acceptance and adoption of the Internet as a vehicle to purchase products. If customers or manufacturers are unwilling to use the Internet to conduct business and exchange information, our business will fail. The commercial acceptance and use of the Internet may not continue to develop at historical rates, or may not develop as quickly as we expect. The growth of the Internet, and in turn the growth of our business, may be inhibited by concerns over privacy and security, including concerns regarding “viruses” and “worms,” reliability issues arising from outages or damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle the demands of increased Internet activity, decreased accessibility, increased government regulation, and taxation of Internet activity. In addition, our business growth may be adversely affected if the Internet infrastructure does not keep pace with the growing Internet activity and is unable to support the demands placed upon it, or if there is any delay in the development of enabling technologies and performance improvements.

If we do not respond to technological change, our websites could become obsolete and our financial results and conditions could be adversely affected

We maintain a network of websites which requires substantial development and maintenance efforts and entails significant technical and business risks. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites. The Internet and the e-commerce industry are characterized by rapid technological change, the emergence of new industry standards and practices and changes in customer requirements and preferences. Therefore, we may be required to license emerging technologies, enhance our existing websites, develop new services and technology that address the increasingly sophisticated and varied needs of our current and prospective customers, and adapt to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. Our ability to remain technologically competitive may require substantial expenditures and lead time and our failure to do so may harm our business and results of operations.

System failures, including failures due to natural disasters or other catastrophic events, could prevent access to our websites, which could reduce our net sales and harm our reputation

Our sales would decline and we could lose existing or potential customers if they are not able to access our websites or if our websites, transaction processing systems or network infrastructure do not perform to our customers’ satisfaction. Any Internet network interruptions or problems with our websites could:

•	prevent customers from accessing our websites;

•	reduce our ability to fulfill orders or bill customers;

•	reduce the number of products that we sell;

•	cause customer dissatisfaction; or

•	damage our brand and reputation.

We have experienced brief computer system interruptions in the past, and we believe they will continue to occur from time to time in the future. Our systems and operations are also vulnerable to damage or interruption from a number of sources, including a natural disaster or other catastrophic event such as an earthquake, typhoon, volcanic eruption, fire, flood, terrorist attack, power loss, telecommunications failure, physical and electronic break-ins and other similar events. For example, our headquarters and the majority of our infrastructure, including some of our servers, are located in Southern California, a seismically active region. We also maintain offshore and outsourced operations in the Philippines, an area that was recently subjected to a typhoon and a volcanic eruption. In addition, California has in the past experienced power outages as a result of limited electrical power supplies. Such outages, natural disasters and similar events may recur in the future and could disrupt the operation of our business. Our technology infrastructure is also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Although the critical portions of our systems are redundant and back up copies are maintained offsite, not all of our systems and data are fully redundant. We do not presently have a formal disaster recovery plan in effect and may not have sufficient insurance for losses that may occur from natural disasters or catastrophic events. Any substantial disruption of our technology infrastructure could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders or operate our websites in a timely manner, or at all.

Capacity constraints on our technology infrastructure would harm our business, prospects, results of operations and financial condition

If the volume of traffic on our websites or the number of purchases made by customers increases substantially, we may need to further expand and upgrade our technology, transaction processing systems and network infrastructure. Capacity constraints can cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and delays in reporting accurate financial information.

We may be unable to project accurately the rate or timing of traffic increases or successfully and cost-effectively upgrade our systems and infrastructure in time to accommodate future traffic levels on our websites. Any such upgrades to our systems and infrastructure will require substantial expenditures. In addition, we may be unable to upgrade and expand our transaction processing systems in an effective and timely manner or to integrate any newly developed or purchased functionality with our existing systems. Any inability to efficiently upgrade our systems and infrastructure in a timely manner to account for such growth and integrations may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality, delayed order fulfillment, any of which could result in a decline in our sales and harm our reputation.

We depend on third-party delivery services to deliver our products to our customers on a timely and consistent basis, and any deterioration in our relationship with any one of these third parties or increases in the fees that they charge could adversely affect our business and financial condition

We rely on third parties for the shipment of our products, but because we do not have written long-term agreements with any of these third parties, we cannot be sure that these relationships will continue on terms favorable to us, or at all. Increases in shipping costs could harm our business, prospects, financial condition and results of operations by increasing our costs of doing business and resulting in reduced gross margins. In addition, if our relationships with these third parties are terminated or impaired, or if these third parties are unable to deliver products for us, whether through labor shortage, slow down or stoppage, deteriorating financial or business condition, responses to terrorist attacks or for any other reason, we would be required to use alternative carriers for the shipment of products to our customers. Changing carriers could have a negative effect on our business and operating results due to reduced visibility of order status and package tracking and delays in order processing and product delivery, and we may be unable to engage alternative carriers on a timely basis, upon terms favorable to us, or at all.

We face exposure to product liability lawsuits

The automotive industry in general has been subject to a large number of product liability claims due to the nature of personal injuries that result from car accidents or malfunctions. As a distributor of auto parts, we could be held liable for the injury or damage caused if the products we sell are defective or malfunction. While we carry insurance against product liability claims, if the damages in any given action were high or we were subject to multiple lawsuits, the damages and costs could exceed the limits of our insurance coverage. If we were required to pay substantial damages as a result of these lawsuits, it may seriously harm our business and financial condition. Even defending against unsuccessful claims could cause us to incur significant expenses and result in a diversion of management’s attention. In addition, even if the money damages themselves did not cause substantial harm to our business, the damage to our reputation and the brands offered on our websites could adversely affect our future reputation and our brand, and could result in a decline in our net sales and profitability.

Existing or future government regulation could expose us to liabilities and costly changes in our business operations and could reduce customer demand for our products and services

We are subject to federal and state consumer protection laws and regulations, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices, as well as laws and regulations governing businesses in general and the Internet and e-commerce. Additional laws and regulations may be adopted with respect to the Internet, the effect of which on e-commerce is uncertain. These laws may cover issues such as user privacy, spyware and the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, money transfers, pricing, content and quality of products and services, taxation, electronic contracts and other communications, intellectual property rights, and information security. Furthermore, it is not clear how existing laws such as those governing issues such as property ownership, sales and other taxes, trespass, data mining and collection, and personal privacy apply to the Internet and e-commerce. To the extent we expand into international markets, we will be faced with complying with local laws and regulations, some of which may be materially different than U.S. laws and regulations. Any such foreign law or regulation, any new U.S. law or regulation, or the interpretation or application of existing laws and regulations to the Internet or other online services, may have a material adverse effect on our business, prospects, financial condition and results of operations by, among other things, impeding the growth of the Internet, subjecting us to fines, penalties, damages or other liabilities, requiring costly changes in our business operations and practices, and reducing customer demand for our products and services. We do not maintain insurance coverage to cover the types of claims or liabilities that could arise as a result of such regulation.

If we are unable to protect our intellectual property rights, our reputation and brand could be impaired and we could lose customers

We regard our trademarks, trade secrets and similar intellectual property as important to our success. We rely on trademark and copyright law, and trade secret protection, and confidentiality and/or license agreements with employees, customers, partners and others to protect our proprietary rights. We cannot be certain that we have taken adequate steps to protect our proprietary rights, especially in countries where the laws may not protect our rights as fully as in the United States. In addition, third parties may infringe or misappropriate our proprietary rights, and we could be required to incur significant expenses to preserve them. We have federally-registered and common law trademarks, as well as pending federal trademark registrations for several marks. Even if we obtain approval of such pending registrations, the resulting registrations may not adequately cover our inventions or protect us against infringement by others. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our products and services may be made available online. We also currently own or control a number of Internet domain names, including www.usautoparts.com, www.partstrain.com and www.autopartswarehouse.com. We may be unable to protect these domain names or acquire or maintain relevant domain names in the United States and in other countries. If we are not able to protect our trademarks, domain names or other intellectual property, we may experience difficulties in achieving and maintaining brand recognition and customer loyalty.

Our e-commerce system is dependent on open-source software, which exposes us to uncertainty and potential liability

We utilize open-source software such as Linux, Apache, MySQL, PHP, Fedora and Perl throughout our web properties and supporting infrastructure. Open-source software is maintained and upgraded by a general community of software developers under various open-source licenses, including the GNU General Public License, or GPL. These developers are under no obligation to maintain, enhance or provide any fixes or updates to this software in the future. Additionally, under the terms of the GPL and other open-source licenses, we may be forced to release to the public source-code internally developed by us pursuant to such licenses. Furthermore, if any of these developers contribute any code of others to any of the software that we use, we may be exposed to claims and liability for intellectual property infringement. A number of lawsuits are currently pending against third parties over the ownership rights to the various components within some open-source software that we use. If the outcome of these lawsuits is unfavorable, we may be held liable for intellectual property infringement based on our use of these open-source software components. We may also be forced to implement changes to the code-base for this software or replace this software with internally developed or commercially licensed software.

We rely on bandwidth and data center providers and other third parties to provide products to our customers, and any failure or interruption in the services provided by these third parties could disrupt our business and cause us to lose customers

We rely on third-party vendors, including data center and bandwidth providers. Any disruption in the network access or co-location services, which are the services that house and provide Internet access to our servers, provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We also license technology and related databases from third parties to facilitate elements of our e-commerce platform. We have experienced and expect to continue to experience interruptions and delays in service and availability for these elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies could negatively impact our relationship with our customers and adversely affect our business.

Our systems also heavily depend on the availability of electricity, which also comes from third-party providers. If we were to experience a major power outage, we would have to rely on back-up generators. These back-up generators may not operate properly through a major power outage, and their fuel supply could also be inadequate during a major power outage. Information systems such as ours may be disrupted by even brief power outages, or by the fluctuations in power resulting from switches to and from backup generators. This could disrupt our business and cause us to lose customers.

The United States government may substantially increase border controls and impose restrictions on cross-border commerce that may substantially harm our business

We purchase a substantial portion of our products from foreign manufacturers and other suppliers who source products internationally. Restrictions on shipping goods into the United States from other countries pose a substantial risk to our business. Particularly since the terrorist attacks on September 11, 2001, the United States government has substantially increased border surveillance and controls. If the United States were to impose further border controls and restrictions, impose quotas, tariffs or import duties, increase the documentation requirements applicable to cross border shipments or take other actions that have the effect of restricting the flow of goods from other countries to the United States, we may have greater difficulty acquiring our inventory in a timely manner, experience shipping delays, or incur increased costs and expenses, all of which would substantially harm our business and results of operations.

Risks Relating to this Offering and Ownership of Our Common Stock

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering

No public market for our common stock currently exists, and we cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. Further, we cannot be certain that the market price of our common stock will not decline below the initial public offering price. The initial public offering price was determined by negotiation among us and the underwriters based upon several factors and may not be indicative of future market prices for our common stock.

Our stock price may be volatile, which may result in losses to our stockholders

The market prices of technology and e-commerce companies generally have been extremely volatile and have recently experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to, among other things, the risk factors described in this prospectus and other factors beyond our control such as fluctuations in the operations or valuations of companies perceived by investors to be comparable to us and conditions or trends in the Internet or auto parts industries.

The stock markets have historically experienced significant price and trading volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock. In particular, following initial public offerings, the market prices for stocks of Internet and technology-related companies often reach levels that bear no established relationship to the operating performance of these companies. These market prices are generally not sustainable and could vary widely. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been initiated. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively

We estimate the net proceeds of this offering to be approximately $            million. Our management will retain broad discretion as to the allocation of the proceeds and may spend these proceeds in ways in which our stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

Our principal stockholders, executive officers and directors own a significant percentage of our stock and will continue to have significant control of our management and affairs after this offering

Upon completion of this offering, our executive officers and directors and entities that are affiliated with them will beneficially own approximately         % of our outstanding shares of common stock. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, these stockholders, acting together, will be able to control our management and affairs and matters requiring stockholder approval including the election of our entire board of directors and certain significant corporate actions such as mergers, consolidations or the sale of substantially all of our assets. As a result, this concentration of ownership could delay, defer or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit our other stockholders and us.

A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well

Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock. After this offering, we will have outstanding             shares of common stock. This includes the             shares we are selling in this offering, which may be resold in the public market immediately. All of the remaining 36,388,226 shares outstanding after the offering will become available for resale in the public market 180 days after the date of this prospectus (subject to extension in certain circumstances) due to agreements these stockholders have with us or the underwriters. However, the underwriters can waive this restriction and allow these stockholders to sell their shares at any time. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. For a more detailed description, see “Shares Eligible for Future Sale.”

New stockholders will incur substantial and immediate dilution as a result of this offering

The initial public offering price is substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur substantial and immediate dilution. At the initial public offering price of $            per share, purchasers in this public offering will experience immediate and substantial dilution of approximately $            per share, representing the difference between our historical net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately             % of the aggregate price paid by all purchasers of our stock but will own only approximately             % of our common stock outstanding after this offering. In addition, we have issued options to acquire common stock at prices significantly below the public offering price. To the extent such options are ultimately exercised, there will be further dilution to investors in this offering.

If we fail to maintain an effective system of internal control over financial reporting or are not able to adequately address certain identified significant deficiencies in our system of internal controls or comply with Section 404 of the Sarbanes-Oxley Act of 2002, we may not be able to accurately report our financial results or prevent fraud, and our stock price could decline

Our auditors have identified certain significant deficiencies in our system of internal control over financial reporting that are primarily related to our need to hire additional financial and accounting employees, as well as our need to upgrade our accounting systems and improve the documentation of our key assumptions, estimates, accounting policies and procedures. If we fail to adequately address these significant deficiencies and are not able to staff our accounting and finance department with the appropriate complement of experienced employees, we may not be able to improve our system of internal control over financial reporting to comply with the reporting requirements applicable to a public companies in the United States. Furthermore, it is possible that our auditors will identify material weaknesses or additional significant deficiencies in the future in our system of internal control over financial reporting. Our failure to address any deficiencies or weaknesses in our internal control over financial reporting or to properly maintain an effective system of internal control over financial reporting could impact our ability to prevent fraud or to issue our financial statements in a timely manner that present fairly our financial condition and results of operations. The existence of any such deficiencies or weaknesses, even if cured, may also lead to the loss of investor confidence in the reliability of our financial statements, could harm our business and negatively impact the trading price of our common stock. Such deficiencies or material weaknesses may also subject us to lawsuits, investigations and other penalties.

In addition, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal control over financial reporting and have our independent auditors attest to our evaluation, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008. We have prepared an internal plan of action for compliance with Section 404 and for strengthening and testing our system of internal control to provide the basis for our report, but we cannot assure you that this plan of action will be sufficient to meet the rigorous requirements of Section 404, and our independent auditors may issue an adverse opinion regarding management’s assessment of Section 404 compliance. It is also possible that our independent auditors may not be in a position to adequately assess our compliance with Section 404 on a timely basis, which could lead to our inability to comply with our reporting requirements under the Exchange Act of 1934, as amended (the “Exchange Act”). Our failure to comply with Section 404 or our reporting requirements would reduce investors’ confidence in our financial statements and harm our stock price and could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the NASDAQ Global Market and the inability of registered broker/dealers to make a market in our common stock, which could also reduce our stock price.

We will incur increased costs and compliance risks as a result of being a public company

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These expenses are associated with our public company reporting requirements and certain corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and the new rules implemented by the SEC and the NASDAQ Stock Market. We expect that compliance with these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, will substantially increase our legal and financial compliance costs and will likely require us to hire additional personnel and/or consultants. Like many smaller public companies, we expect to face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The process of strengthening our internal control and complying with Section 404 will be expensive and time consuming, and will require significant time and attention from our management team. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

We do not intend to pay dividends on our common stock

We currently intend to retain any future earnings and do not expect to pay any cash dividends on our capital stock for the foreseeable future.

Our charter documents could deter a takeover effort, which could inhibit your ability to receive an acquisition premium for your shares

Provisions in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Such provisions include the following:

•	our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock which could be used to implement anti-takeover devices;

•	advance notice will be required for director nominations or for proposals that can be acted upon at stockholder meetings;

•	our board of directors will be classified such that not all members of our board are elected at one time, which may make it more difficult for a person who acquires control of a majority of our outstanding voting stock to replace all or a majority of our directors;

•	stockholder action by written consent will be prohibited;

•	special meetings of the stockholders will be permitted to be called only by the chairman of our board of directors, our chief executive officer or by a majority of our board of directors;

•	stockholders will not be permitted to cumulate their votes for the election of directors; and

•	stockholders will be permitted to amend our bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

For a more detailed discussion of these provisions, see “Description of Capital Stock — Anti-Takeover Provisions.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

The net proceeds from our sale of             shares of common stock in this offering are estimated to be approximately $            based on an assumed initial public offering price of $            per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We presently intend to use the net proceeds of this offering as follows:

•	Approximately $30.0 million will be used to repay our outstanding indebtedness under two term loans for approximately $20.0 million and $10.0 million, payable to our commercial lender. These loans bear interest at LIBOR plus 1.75% per annum and LIBOR plus 1.50% per annum (except during the first year in which the rate is 4.58%), respectively, and are due and payable beginning June 30, 2007 and March 31, 2007, respectively. Both loans have four year terms with the principal payable monthly over three years. However, the loans become due and payable in full upon the closing of an initial public offering. The proceeds of the loans borrowed were used to fund the acquisition of Partsbin, to fund the stockholder distribution made in connection with the March 2006 recapitalization, and for general working capital needs.

•	Approximately $5.0 million will be used to repay our outstanding indebtedness under certain promissory notes payable to the former stockholders of Partsbin. The notes bear interest at LIBOR and are due and payable in equal quarterly installments beginning in the quarter ending June 30, 2007, with the final payment due in the quarter ending March 31, 2008. However, the notes become due and payable in full upon the closing of an initial public offering. The amounts outstanding under these promissory notes were used to fund the acquisition of Partsbin.

•	The remainder of the net proceeds will be used for working capital and for general corporate purposes, including the introduction of new product categories, the expansion of existing product categories and expansion into complementary businesses.

We may also use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, products, websites or technologies, or to enter into strategic marketing relationships with third parties. From time to time, in the ordinary course of business, we expect to evaluate potential acquisitions of these businesses, services or technologies and strategic relationships. Currently, we do not have any understandings, commitments or agreements with respect to any such acquisitions.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, and the amounts we actually spend could be outside of the ranges set forth above. The amounts actually expended for the purposes listed above will depend upon a number of factors, including the growth of our sales and customer base, the type of efforts we make to build our brand and competitive developments in e-commerce. Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending their use, we anticipate that the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

Concurrently with our recapitalization and termination of our S corporation status in March 2006, we paid a cash distribution to our stockholders in an aggregate amount of $51.7 million, which included our final S corporation distribution in the amount of $1.7 million. We currently intend to retain any future earnings to finance the growth and development of our business, and we do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the board of directors deems relevant. Our bank loan documents currently prohibit us from paying any cash dividends on our common stock without the prior written consent of our lender.

CAPITALIZATION

The following table indicates our capitalization at September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all of our outstanding preferred stock into an aggregate of 11,055,425 shares of common stock immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (a) the conversion of all of our outstanding preferred stock into an aggregate of 11,055,425 shares of common stock immediately prior to the completion of this offering; (b) the issuance of shares of common stock at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (c) the repayment after the offering of $35.0 million of indebtedness incurred in connection with the Partsbin acquisition.

This table should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	September 30, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)
	(in thousands, except share data)
Cash and cash equivalents	$3,287	$3,287	$

Total debt, including current portion and capital lease obligations and notes payable to stockholders	34,888	34,888
Stockholders’ equity :
Preferred stock, $0.001 par value; 11,100,000 shares authorized; 11,055,425 shares issued and outstanding, actual and pro forma; no shares issued and outstanding, pro forma as adjusted	11	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 25,332,801 shares issued and outstanding, actual; 36,388,226 shares issued and outstanding, pro forma shares issued and outstanding, pro forma as adjusted	25	36
Additional paid-in capital, excluding share-based compensation	63,048	63,048
Share-based compensation	604	604
Accumulated other comprehensive income	6	6
Accumulated deficit	(43,465)	(43,465)

Total stockholders’ equity	20,229	20,229

Total capitalization	$55,117	$55,117	$

The table above excludes, as of September 30, 2006:

•	4,027,560 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $4.92 per share;

•	shares of common stock reserved for future grant or issuance under our stock option plans; and

•	140,554 shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $4.38 per share.

For additional information regarding our capital structure, see “Management — Employee Benefit Plans,” “Description of Capital Stock” and Note 5 of the Notes to the Consolidated Financial Statements of U.S. Auto Parts.

DILUTION

Our pro forma net tangible book value as of September 30, 2006 was approximately $             million, or $             per share of common stock. Pro forma tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of common stock outstanding as of September 30, 2006 after giving effect to the conversion of all of our outstanding preferred stock into common stock immediately prior to the closing of this offering. After giving effect to (a) the conversion of all of our outstanding preferred stock into common stock immediately prior to the closing of this offering; (b) our sale of              shares of common stock offered by this prospectus at an assumed offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (c) the repayment of $35.0 million of our indebtedness upon completion of this offering, our pro forma net tangible book value as of September 30, 2006 would have been $             million, or $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to investors purchasing common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of September 30, 2006	$
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering
Dilution per share to new investors	$

The following table summarizes, on an as adjusted basis as of September 30, 2006, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, assuming an initial public offering price of $             per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total				100%

The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding as of September 30, 2006. To the extent that these options are exercised, new investors will experience further dilution. As of September 30, 2006, options to purchase 4,027,560 shares of common stock were outstanding at a weighted average exercise price of $4.92 per share and warrants to purchase 140,554 shares of common stock were outstanding at a weighted average exercise price of $4.38 per share. Assuming all of our outstanding options and warrants are exercised, new investors will own approximately         % of our outstanding shares while contributing approximately         % of the total amount paid to fund our company.

SELECTED CONSOLIDATED FINANCIAL DATA OF U.S. AUTO PARTS

The consolidated statement of income data of U.S. Auto Parts for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from, and are qualified by reference to, our audited consolidated financial statements included in this prospectus. The consolidated statement of operations data for the year ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2005 and 2006 and the consolidated balance sheet data as of September 30, 2006 have been derived from, and are qualified by reference to, our unaudited consolidated financial statements that are included in this prospectus. The consolidated statement of operations data for the year ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2001 have been derived from our unaudited consolidated financial statements that are not included in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the information for the unaudited periods. Historical results are not necessarily indicative of future results. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)					(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Income:
Net sales	$9,473	$17,936	$31,657	$40,658	$59,698	$43,979	$83,665
Cost of sales	6,202	12,275	17,814	21,334	34,829	25,876	53,779

Gross profit	3,271	5,661	13,843	19,324	24,869	18,103	29,886
Operating expenses:
General and administrative(1)	1,528	1,090	2,284	3,599	7,254	5,555	7,081
Marketing(1)	467	1,685	3,617	4,526	5,802	4,315	10,313
Fulfillment(1)	934	2,473	3,246	2,990	4,357	3,162	3,589
Technology(1)	111	259	405	776	868	596	992
Amortization of intangibles	—	—	—	8	17	13	3,037

Total operating expenses	3,040	5,507	9,552	11,899	18,298	13,641	25,012

Income from operations	231	154	4,291	7,425	6,571	4,462	4,874
Other income (expense):
Loss from disposition of assets	(4)	—	(62)	—	—	—	(5)
Other income	6	85	33	80	191	165	155
Interest expense, net	(44)	(21)	(13)	(44)	(106)	(68)	(950)

Other income (expense), net	(42)	64	(42)	36	85	97	(800)
Income before income taxes	189	218	4,249	7,461	6,656	4,559	4,074
Income tax provision (benefit)	3	3	478	328	(163)	(199)	539

Net income	$186	$215	$3,771	$7,133	$6,819	$4,758	$3,535

Basic net income per share	$0.01	$0.01	$0.20	$0.32	$0.31	$0.22	$0.15
Diluted net income per share	$0.01	$0.01	$0.20	$0.32	$0.31	$0.22	$0.11
Shares used in computation of basic net income per share	18,332,600	18,332,600	18,794,793	22,000,000	22,000,000	22,000,000	23,634,781
Shares used in computation of diluted net income per share	18,332,600	18,332,600	18,794,793	22,000,000	22,000,000	22,000,000	32,270,315

EBITDA(2)	$274	$333	$4,382	$7,961	$8,755	$6,095	$9,589
Adjusted EBITDA(2)	$274	$333	$4,382	$7,961	$8,755	$6,095	$10,193

(see footnotes on next page)

(footnotes to prior page)

(1)	Includes share-based compensation expense related to option grants, as follows:

	Years Ended December 31,						Nine Months Ended September 30,
	2001	2002	2003	2004	2005	Pro Forma 2005(1)	2005	2006
						(unaudited)	(unaudited)
	(in thousands)
General and administrative	$—	$—	$—	$—	$—	$—	$—	$359
Marketing	—	—	—	—	—	—	—	126
Fulfillment	—	—	—	—	—	—	—	16
Technology	—	—	—	—	—	—	—	103

	$—	$—	$—	$—	$—	$—	$—	$604

(2)	EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. EBITDA is equal to net income plus (a) interest expense, net; (b) income tax provision (benefit); (c) amortization of intangibles; and (d) depreciation and amortization. Our definition of Adjusted EBITDA is different from EBITDA because we further adjust EBITDA to exclude share-based compensation expense. See “— Non-GAAP Financial Measures” for a table that reconciles these non-GAAP financial measures to net income.

	December 31,					September 30, 2006
	2001	2002	2003	2004	2005
	(unaudited)					(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$281	$252	$2,117	$2,130	$1,353	$3,287
Working capital	1,091	744	3,391	1,662	3,136	(4,528)
Total assets	2,963	4,290	8,289	13,111	14,484	68,505
Long-term debt (excluding notes payable to stockholders and current portion)	205	408	80	83	357	25,437
Notes payable to stockholders	—	—	—	—	—	5,000
Stockholders’ equity	1,027	1,142	4,543	5,960	5,239	20,229

Non-GAAP Financial Measures

Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” and other provisions of the Securities Exchange Act of 1934, as amended, define and prescribe the conditions for use of certain non-GAAP financial information. We provide “EBITDA” and “Adjusted EBITDA,” which are non-GAAP financial measures, because we believe such measures are important supplemental information for investors. We calculate EBITDA as net income before (a) interest expense, net; (b) income tax provision (benefit); (c) amortization of intangibles; and (d) depreciation and amortization. Adjusted EBITDA further adjusts EBITDA to exclude share-based compensation expense related to our grant of stock options and other equity instruments. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. These non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business.

We use EBITDA and Adjusted EBITDA:

•	as measurements of our operating performance because they assist us in comparing our operating performance on a consistent basis by removing the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our operational strategies; and

•	to evaluate our capacity to fund capital expenditures and expand our business.

We also believe that analysts and investors use EBITDA and Adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

Management strongly encourages investors to review our consolidated financial statements in their entirety and to not rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. For information about our financial results as reported in accordance with GAAP, see our consolidated financial statements and related notes included in this prospectus.

The table below reconciles net income to EBITDA and Adjusted EBITDA for the periods presented:

	Years Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)					(unaudited)
Consolidated Statement of Operations Data:	(in thousands)
Net income	$186	$215	$3,771	$7,133	$6,819	$4,758	$3,535
Interest expense, net	44	21	13	44	106	68	950
Income tax provision (benefit)	3	3	478	328	(163)	(199)	539
Amortization of intangibles	—	—	—	8	17	13	3,037
Depreciation and amortization	41	94	120	448	1,976	1,455	1,528

EBITDA	274	333	4,382	7,961	8,755	6,095	9,589
Share-based compensation	—	—	—	—	—	—	604

Adjusted EBITDA	$274	$333	$4,382	$7,961	$8,755	$6,095	$10,193

SELECTED COMBINED FINANCIAL DATA OF PARTSBIN

The combined statement of operations data of All OEM Parts, Inc., ThePartsBin.com, Inc. and their affiliated companies (collectively, “Partsbin”) for the years ended December 31, 2003, 2004 and 2005 and the combined balance sheet data as of December 31, 2004 and 2005 have been derived from, and are qualified by reference to, the audited combined financial statements of Partsbin that are included in this prospectus. The combined balance sheet data as of December 31, 2002 and 2003 and the combined statement of operations data for the year ended December 31, 2002 have been derived from Partsbin’s audited combined financial statements that are not included in this prospectus. The combined statement of operations data for the three months ended March 31, 2005 and 2006 and the combined balance sheet data as of March 31, 2006 have been derived from, and are qualified by reference to, Partsbin’s unaudited combined financial statements that are included in this prospectus. The combined balance sheet data as of December 31, 2001 and the combined statement of operations data for the year then ended have been derived from Partsbin’s unaudited combined financial statements that are not included in this prospectus. The unaudited combined financial statements of Partsbin have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of the information for the unaudited periods. Historical results are not necessarily indicative of future results. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)					(unaudited)
	(in thousands)
Combined Statement of Operations Data:
Net sales	$3,627	$10,636	$17,763	$23,679	$38,295	$7,470	$13,665
Cost of sales	2,771	8,409	13,596	18,148	29,398	5,746	10,255

Gross profit	856	2,227	4,167	5,531	8,897	1,724	3,410

Operating expenses:
General and administrative	632	904	1,189	1,480	3,111	665	998
Marketing	226	1,278	2,417	3,804	5,172	1,077	1,332
Fulfillment	—	10	31	36	50	13	11
Technology	44	345	318	319	563	113	238

Total operating expenses	902	2,537	3,955	5,639	8,896	1,868	2,579

Income (loss) from operations	(46)	(310)	212	(108)	1	(144)	831
Other income (expense):
Loss from disposition of assets	—	(3)	(9)	—	—	—	—
Interest income	—	1	2	2	2	—	—
Interest expense	—	—	(1)	(2)	(11)	(1)	(6)

Other income (expense), net	—	(2)	(8)	—	(9)	(1)	(6)

Income (loss) before income taxes	(46)	(312)	204	(108)	(8)	(145)	825
Income tax provision	—	—	—	—	—	—	—

Net income (loss)	$(46)	$(312)	$204	$(108)	$(8)	$(145)	$825

EBITDA(1)	$(30)	$(276)	$238	$(42)	$123	$(120)	$865

(see footnotes on next page)

(footnotes to prior page)

(1)	EBITDA is a supplemental non-GAAP financial measure. EBITDA is equal to net income (loss) plus (a) interest expense, net; (b) income tax provision (benefit); (c) amortization of intangibles; and (d) depreciation and amortization. See “Selected Consolidated Financial Data of U.S. Auto Parts — Non-GAAP Financial Measures” for additional information regarding our use of this non-GAAP financial measure. This non-GAAP financial measure should not be relied upon to the exclusion of GAAP financial measures.

The table below reconciles net income (loss) to EBITDA for the periods presented:

	Years Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)					(unaudited)
	(in thousands)
Net income (loss)	$(46)	$(312)	$204	$(108)	$(8)	$(145)	$825
Interest expense, net	—	(1)	(1)	—	9	1	6
Income tax provision	—	—	—	—	—	—	—
Amortization of intangibles	—	—	—	—	—	—	—
Depreciation and amortization	16	37	35	66	122	24	34

EBITDA	$(30)	$(276)	$238	$(42)	$123	$(120)	$865

	December 31,
	2001	2002	2003	2004	2005	March 31, 2006
	(unaudited)					(unaudited)
	(in thousands)
Combined Balance Sheet Data:
Cash and cash equivalents	$11	$308	$436	$558	$328	$1,061
Working capital (deficiency)	(120)	(357)	(442)	(964)	(1,705)	(892)
Total assets	191	462	962	1,569	2,366	3,220
Long-term debt	4	—	21	21	355	353
Stockholders’/members’ equity (deficiency)	(48)	(357)	(151)	(239)	(498)	327

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

The following unaudited pro forma combined financial information reflects the acquisition of Partsbin on May 19, 2006, which was accounted for as a purchase business combination as defined by SFAS No. 141, “Business Combinations.” The following unaudited pro forma combined statements of operations for the year ended December 31, 2005 and for the nine months ended September 30, 2006 give effect to the acquisition of Partsbin as if it occurred on January 1, 2005.

The unaudited pro forma combined financial information includes certain reclassifications to conform the presentation of the historical results of operations of Partsbin to our historical results of operations and do not reflect any adjustments for the effect of non-recurring items or operating synergies that we may realize as a result of the acquisition. The unaudited pro forma combined financial information does not purport to represent the actual results of operation that would have been achieved if the acquisition had taken place on January 1, 2005, and are not necessarily indicative of the results of operations that may be achieved in the future.

The unaudited pro forma adjustments made in preparing the pro forma combined statements of operations are based on the preliminary purchase price allocations and on certain management judgments. These preliminary allocations are based on an analysis of the estimated fair values of assets acquired and liabilities assumed, including identifiable tangible and intangible assets, deferred tax assets and liabilities, and estimates of the useful lives of tangible and amortizable intangible assets.

	Year Ended December 31, 2005
	U.S. Auto Parts	Partsbin	Pro Forma Adjustments(1)		Pro Forma Combined
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Net sales	$59,698	$38,295	$175	(h)	$98,168
Cost of sales	34,829	29,398	135	(h)	64,362

Gross profit	24,869	8,897	40		33,806
Operating expenses:
General and administrative	7,254	3,111	(40	)(f)(g)	10,325
Marketing	5,802	5,172	(112	)(a)	10,862
Fulfillment	4,357	50	—		4,407
Technology	868	563	—		1,431
Amortization of intangibles	17	—	8,159	(b)	8,176

Total operating expenses	18,298	8,896	8,007		35,201

Income (loss) from operations	6,571	1	(7,967)		(1,395)
Other income (expense):
Other income	191	—	(112	)(a)	79
Interest expense, net	(106)	(9)	(1,816	)(c)(g)	(1,931)

Other income (expense), net	85	(9)	(1,928)		(1,852)
Income (loss) before income taxes	6,656	(8)	(9,895)		(3,247)
Income tax benefit	(163)	—	(32	)(e)	(195)

Net income (loss)	$6,819	$(8)	$(9,863)		$(3,052)

Basic and diluted net income per share	$0.31				$(0.12)
Shares used in computation of basic and diluted net income per share	22,000,000		3,305,529	(d)	25,305,529

(see footnotes on next page)

(footnotes to prior page)

(1)	The pro forma adjustments reflect (a) the elimination of commission income received from Partsbin for website licensing fees (which was recorded as an expense in Partsbin’s statement of operations) prior to the business combination; (b) the assumed amortization related to the acquired Partsbin intangibles as if the Partsbin acquisition occurred on January 1, 2005; (c) the assumed interest expense related to the notes payable obtained as part of the acquisition (includes interest related to the $22.0 million secured debt, the $5.0 million notes payable to the former stockholders of Partsbin, and the warrants issued to the lender); (d) the assumed number of shares that would have been issued to the former Partsbin stockholders if the Partsbin acquisition occurred on January 1, 2005; (e) taxes as if both companies operated as a combined S corporation subject to California franchise taxes as of January 1, 2005; (f) the conforming of Partsbin’s accounting policies related to the depreciation and amortization of fixed assets as if we had amortized these assets using straight line amortization rather than according to Partsbin’s double declining balance method and had estimated lives in accordance with our accounting policies; (g) the exclusion of the operations of TPB Real Estate, LLC, which we did not acquire as part of the Partsbin acquisition and was insignificant to Partsbin; and (h) the conforming of Partsbin’s accounting policy of revenue recognition to F.O.B. shipping point terms.

	Nine Months Ended September 30, 2006
	U.S. Auto Parts	Partsbin(1)	Pro Forma Adjustments(2)		Pro Forma Combined
	(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Net sales	$83,665	$23,859	$206	(i)	$107,730
Cost of sales	53,779	17,690	145	(i)	71,614

Gross profit	29,886	6,169	61		36,116
Operating expenses:
General and administrative	7,081	1,594	19	(e)(g)(h)	8,694
Marketing	10,313	3,419	(193	)(a)(e)	13,539
Fulfillment	3,589	19	—		3,608
Technology	992	413	(100	)(e)	1,305
Amortization of intangibles	3,037	—	3,137	(b)	6,174

Total operating expenses	25,012	5,445	2,863		33,320

Income from operations	4,874	724	(2,802)		2,796
Other income (expense):
Other income (expense)	150	1	(23	)(a)	128
Interest expense, net	(950)	(2)	(705	)(c)	(1,657)

Other income (expense), net	(800)	(1)	(728)		(1,529)
Income before income taxes	4,074	723	(3,530)		1,267
Income tax provision (benefit)	539	—	(649	)(f)	(110)

Net income (loss)	$3,535	$723	$(2,881)		$1,377

Basic net income per share	$0.16				$0.05
Diluted net income per share	$0.12				$0.04
Shares used in computation of basic net income per share	22,012,287		3,305,529	(d)	25,317,816
Shares used in computation of diluted net income per share	30,647,821		3,305,529	(d)	33,953,350

(1)	The Partsbin data reflects the period from January 1, 2006 through May 19, 2006, the effective date of the Partsbin acquisition.

(2)	The pro forma adjustments reflect (a) the elimination of commission income received from Partsbin for website licensing fees (which was recorded as an expense in Partsbin’s statement of operations) prior to the business combination; (b) the assumed amortization related to the acquired Partsbin intangibles as if the Partsbin acquisition occurred on January 1, 2005; (c) the assumed interest expense related to the notes payable obtained as part of the acquisition (includes interest related to the $22.0 million secured debt, the $5.0 million notes payable to the former stockholders of Partsbin, and the warrants issued to the lender); (d) the assumed number of shares that would have been issued to the former Partsbin stockholders if the Partsbin acquisition occurred on January 1, 2005; (e) the deal related bonus paid to Partsbin employees on May 18, 2006; (f) taxes as if both companies operated as a combined S corporation subject to California franchise taxes as of January 1, 2005 and operated as a C corporation subsequent to March 3, 2006; (g) the exclusion of the operations of TPB Real Estate, LLC, which we did not acquire as part of the Partsbin acquisition and was insignificant to Partsbin; (h) the conforming of Partsbin’s accounting policies related to depreciation and amortization of fixed assets as if we had amortized such costs using straight-line amortization rather than according to Partsbin’s double declining balance method and had estimated lives in accordance with our accounting policies; and (i) the conforming of Partsbin’s accounting policy of revenue recognition to F.O.B. shipping point terms.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our selected consolidated financial data and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a leading online provider of aftermarket auto parts, including body parts, engine parts and performance parts and accessories. Our user-friendly websites provide customers with a broad selection of approximately 550,000 SKUs, with detailed product descriptions and photographs. Our proprietary product database maps our 550,000 SKUs to over 4.3 million product applications based on vehicle makes, models and years. We principally sell our products to individual consumers through our network of websites and online marketplaces. Our flagship websites are located at www.partstrain.com and www.autopartswarehouse.com. We believe our strategy of disintermediating the traditional auto parts supply channels and selling products directly to customers over the Internet allows us to more efficiently deliver products to our customers while generating higher margins.

Our History. We were formed in 1995 as a distributor of aftermarket auto parts and launched our first website in 2000. We rapidly expanded our online operations, increasing the number of SKUs sold through our e-commerce network, adding additional websites, improving our Internet marketing proficiency and commencing sales in online marketplaces. As a result, our business has grown consistently since 2000, generating net sales of $59.7 million for the year ended December 31, 2005 and $83.7 million for the nine months ended September 30, 2006.

Recent Acquisition. In May 2006, we completed the acquisition of Partsbin. As a result of this acquisition, we expanded our product offering and product catalog to include performance parts and accessories and additional engine parts, enhanced our ability to reach more customers and added a complementary, drop-ship order fulfillment method. Partsbin also expanded our international operations by adding two outsourced call centers in the Philippines and in India, as well as a Canadian subsidiary to facilitate sales in Canada. We also augmented our technology platform and expanded our management team. The purchase price for Partsbin consisted of $25.0 million in cash, promissory notes in the aggregate principal amount of $5.0 million payable to the former stockholders of Partsbin and 3,305,529 shares of our common stock. The acquisition of Partsbin did not result in a new operating segment for financial reporting purposes.

Recent Initiatives. We have recently made several new investments to enhance the value of our business. Since June 30, 2005, we have hired additional key employees, including our Chief Financial Officer, Chief Operating Officer and Chief Information Officer, as well as additional sales and marketing, technology and operations personnel. During 2006, we upgraded our accounting system and made significant software development efforts on our operational systems to support our expected future growth. We have added additional space to our distribution facilities to accommodate the stocking of additional products. We have also modified our product catalog to increase the number of applications available on our websites and have reformatted the catalog to more easily integrate with the Partsbin catalog.

International Operations. In addition to the call center capability in the Philippines and in India that we acquired in connection with the Partsbin acquisition, we own a Philippine subsidiary, which is partially responsible for software development, Internet marketing, customer service and sales functions. We believe the cost advantages of our offshore operations provide us with the ability to grow our business in a cost-effective manner, and we expect to continue to add headcount to our offshore operations. We also acquired a Canadian subsidiary in connection with our acquisition of Partsbin to facilitate sales of our products in Canada.

Basis of Presentation

Net Sales. E-commerce, online marketplaces and wholesale sales represent different distribution methods for our products. E-commerce sales are derived from our network of websites, online marketplaces include online auction houses and other online stores, and our wholesale channel represents distribution of products to commercial customers. We generate net sales primarily through the sale of auto parts to individual consumers through our network of e-commerce websites and online marketplaces. We also generate sales from the wholesale channel by selling auto parts to auto body shops and collision repair shops located in Southern California. Our wholesale channel also includes distribution of our Kool-Vue mirror line to auto parts distributors nationwide. To understand revenue generation through our network of e-commerce websites, we monitor several key business metrics, including the following:

•	Unique Visitors. A unique visitor to a particular website represents a user with a distinct IP address that visits that particular website. We define the total number of unique visitors in a given month as the sum of unique visitors to each of our websites during that month. We measure unique visitors to understand the volume of traffic to our websites and to track the effectiveness of our online marketing efforts. The number of unique visitors has historically varied based on a number of factors, including our marketing activities and seasonality. We believe an increase in unique visitors to our websites will result in an increase in the number of orders. We seek to increase the number of unique visitors to our websites by attracting repeat customers and improving search engine marketing and other Internet marketing activities.

•	Total Number of Orders. We closely monitor the total number of orders as an indicator of revenue trends. We recognize revenue associated with an order when the products have been shipped, consistent with our revenue recognition policy discussed in “Critical Accounting Policies” below. Orders are typically processed and shipped within one business day after a customer places an order.

•	Average Order Value. Average order value represents our net sales for a given period of time divided by the total number of orders recorded during the same period of time. We seek to increase the average order value as a means of increasing net sales. Average order values vary depending upon a number of factors, including the components of our product offering, the order volume in certain online sales channels and the general level of competition online.

Cost of Sales. Cost of sales consists of the direct costs associated with procuring parts from suppliers and delivering products to customers. These costs include product costs offset by purchase discounts, freight and shipping costs and warehouse supplies.

General and Administrative Expense. General and administrative expense consists primarily of administrative payroll and related expenses, credit card and other transaction processing fees, legal and professional fees, amortization of software and other administrative costs.

Marketing Expense. Marketing expense consists of Internet marketing costs and fees, Internet commerce facilitator fees and other advertising costs, as well as payroll and related expenses associated with our marketing and customer service personnel, including the call centers. These costs are generally variable and are typically a function of net sales.

Fulfillment Expense. Fulfillment expense consists primarily of payroll and related costs associated with our warehouse employees, facility rent, building maintenance, depreciation and other costs associated with inventory management and our wholesale operations.

Technology Expense. Technology expense consists primarily of payroll and related expenses of our information technology personnel, the cost of hosting our servers, communications expenses and Internet connectivity costs, computer support and software development.

Amortization of Intangibles. Amortization of intangibles consists primarily of the amortization expense associated with certain intangibles recorded as a result of the Partsbin acquisition, in addition to the amortization expense of our capitalized domain names.

Other Income (Expense), Net. Other income (expense), net consists primarily of interest expense on our outstanding loan balances and capital leases.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, costs and expenses, as well as the disclosure of contingent assets and liabilities and other related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. In many instances, we could have reasonably used different accounting estimates. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.

We believe the critical accounting policies described below affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our historical consolidated financial condition and results of operations:

Revenue Recognition. We recognize revenue from product sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred (to the common carrier), the selling price is fixed or determinable and collectibility is reasonably assured.

We evaluate the criteria of EITF 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When we are the primary party obligated in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers or have several but not all of these indicators, revenue is recorded gross.

Product sales and shipping revenues, net of promotional discounts and return allowances, are recorded when the products are shipped and title passes to customers. Retail items sold to customers are made pursuant to terms and conditions that provide for transfer of both title and risk of loss upon our delivery to the carrier. Return allowances, which reduce product revenue by our best estimate of expected product returns, are estimated using historical experience. We generally require payment by credit card at the point of sale. Amounts received prior to when we ship goods to customers are recorded as deferred revenue.

We periodically provide incentive offers to our customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off of current purchases and other similar offers.

Current discount offers, when accepted by our customers, are treated as a reduction to the purchase price of the related transaction. Current discount offers and inducement offers are classified as an offsetting amount in “Net sales.”

Inventory. Inventory consists of finished goods available-for-sale and is stated at the lower of cost or market value, determined using the first in, first out (“FIFO”) method. We purchase inventory from suppliers both domestically and internationally, primarily in Taiwan and China. We believe that our products are generally available from more than one supplier, and we maintain multiple sources for many of our products, both internationally and domestically. We offer a broad line of auto parts for automobiles from model years 1965 to 2006. Because of the continued demand for our products, we primarily purchase products in bulk quantities to take advantage of quantity discounts and to ensure inventory availability. Inventory is reported net of inventory reserves for slow moving, obsolete or scrap product, which are established based on specific identification of slow moving items and the evaluation of overstock considering anticipated sales levels. If actual market conditions are less favorable than those anticipated by management, additional reserves may be required. Historically, our recorded reserve for returns has been adequate to provide for actual returns.

Website and Software Development Costs. We capitalize certain costs associated with software developed for internal use according to EITF No. 00-2, “Accounting for Website Development Costs” (“EITF 00-2”) and Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Under the provisions of EITF 00-2 and SOP 98-1, we capitalize costs associated with website development and software developed for internal use when both the preliminary project design and testing stage are completed and management has authorized further funding for the project, which it deems probable of completion and to be used for the function intended. Capitalized costs include amounts directly related to website development and software development such as payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use software project. Capitalization of these costs ceases when the project is substantially complete and ready for its intended use.

Long-Lived Assets and Intangibles. We have adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Asset” (“SFAS No. 142”). Under SFAS No. 142, intangible assets with indefinite useful lives are subject to reduction only when their carrying amounts exceed their estimated fair values based on impairment tests established by SFAS No. 142 that must be made at least annually. Capitalized amounts are amortized on a straight-line basis over their estimated useful lives. During the year ended December 31, 2004, we acquired intangibles in the amount of $50,000 relating to Internet domain names. In May 2006, we acquired approximately $52.3 million of intangibles related to the acquisition of Partsbin. We preliminarily allocated $29.0 million to websites, $2.3 million to domain names, $4.1 million to software assets, $3.0 million to long-term, favorable supplier relationships and $13.9 million to goodwill. Domain names are generally not amortized, capitalized websites are amortized over five years, and software assets and supplier relationships are amortized over three years.

In accordance with SFAS No. 142 and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we assess long-lived assets, including intangibles subject to amortization, and indefinite lived intangibles, including goodwill, for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable based on the undiscounted estimated future cash flows expected to result from its use and eventual disposition. We recognize impairment in our operating results to the extent that the carrying value exceeds the discounted cash flows of future operations. We did not recognize any impairment losses for the years ended December 31, 2003, 2004 or 2005. If our key assumptions used to determine estimated discounted cash flows change in the future, we may be required to record impairment charges.

Income Taxes. In 1996, we elected to be taxed as an S corporation for income tax purposes under provisions of the Internal Revenue and California Taxation Codes, which require that our income or loss be reported on the individual income tax returns of our stockholders; however, one of our former consolidated entities, MBS Marketing, Inc., was historically subject to federal income taxes and income taxes in California and Tennessee at statutory rates since its inception. In connection with our recapitalization, our S corporation status was terminated in March 2006, and we became a Delaware C corporation. MBS Marketing, Inc. was merged into us in June 2005 and consolidated with us for all periods presented for financial reporting purposes.

We account for income taxes for MBS Marketing, incorporated as a C corporation, and after March 3, 2006, for U.S. Auto Parts, in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When appropriate, we establish a valuation reserve to reduce deferred tax assets, which includes tax credits and loss carry forwards, to the amount that is more likely than not to be realized. Should future income be less than anticipated by management, we may be required to record a valuation allowance against our deferred tax assets.

Share-Based Compensation. We did not issue any stock options prior to March 2006. Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires that all share-based compensation to employees, including grants of employee stock options, be recognized in our financial statements based on their respective grant date fair values. Under this standard, the fair value of each share-based payment award is estimated on the date of grant using an option pricing model that meets certain requirements. We currently use the Black-Scholes option pricing model to estimate the fair value of our share-based payment awards. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We do not have a history of market prices of our common stock as we are not a public company, and as such we estimate volatility in accordance with SAB No. 107 using historical volatilities of similar public entities. The expected life of the awards is based on a simplified method which defines the life as the average of the contractual term of the options and the weighted average vesting period for all open tranches. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on our history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share-based compensation expense recognized in our financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest. If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense. Future share-based compensation expense and unearned share-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

Valuation at the Time of Grant. We have granted to our employees options to purchase common stock at exercise prices equal to the fair market value of the underlying common stock at the time of each grant, as determined by our board of directors.

In valuing our common stock, our board of directors considered a number of factors, including:

•	the illiquidity of our capital stock as a private company;

•	the vesting restrictions imposed upon the equity awards;

•	the business risks we faced;

•	the liquidation preferences and other rights, preferences and privileges of our outstanding preferred stock;

•	the likelihood of a financing event, such as a public offering;

•	valuation indicators for our common stock price, primarily established through preferred stock issuances to third parties for cash and issuance values used as consideration for the acquisition of Partsbin;

•	valuation estimates supported by independent third party valuations;

•	our actual financial condition and results of operations relative to our formal operating plan during the relevant period;

•	forecasts of our financial results, market conditions affecting the e-commerce sector, and changes in our management team;

•	the closing of our Series A convertible preferred stock financing; and

•	the closing date of the Partsbin acquisition as well as the date of a contemporaneous independent, third party valuation.

At the date of each option grant, our board of directors determined that the exercise price for each option was equal to the then-existing fair value of our common stock.

During the nine months ended September 30, 2006, we recognized share-based compensation of $604,000, determined in accordance with SFAS No. 123(R). Based on options outstanding as of September 30, 2006 and assuming that all employees remain employed by us for their remaining vesting periods, we expect to recognize an aggregate of approximately $367,000 of share-based compensation expense during the remainder of 2006 and an additional $1.5 million of share-based compensation expense during each of 2007 and 2008. The total compensation costs related to unvested stock options as of September 30, 2006 was $5.8 million.

Recent Accounting Pronouncements

FIN 48. In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt this interpretation as required. We are currently evaluating the impact of this interpretation on our consolidated financial statements.

Results of Operations

The following table sets forth selected statement of income data for the periods indicated, expressed as a percentage of net sales:

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	56.3	52.5	58.3	58.8	64.3

Gross profit	43.7	47.5	41.7	41.2	35.7
Operating expenses:
General and administrative	7.2	8.9	12.2	12.6	8.5
Marketing	11.4	11.1	9.7	9.8	12.3
Fulfillment	10.3	7.4	7.3	7.2	4.3
Technology	1.3	1.9	1.5	1.4	1.2
Amortization of intangibles	—	0.0	0.0	0.0	3.6

Total operating expenses	30.2	29.3	30.7	31.0	29.9

Income from operations	13.6	18.3	11.0	10.2	5.8
Other income (expense):
Loss from disposition of assets	(0.2)	—	—	—	(0.0)
Other income	0.1	0.2	0.3	0.4	0.2
Interest income (expense), net	(0.0)	(0.1)	(0.2)	(0.2)	(1.1)

Other income (expense), net	(0.1)	0.1	0.1	0.2	(0.9)
Income before income taxes	13.4	18.3	11.1	10.4	4.9
Income tax provision (benefit)	1.5	0.8	(0.3)	(0.4)	0.7

Net income	11.9%	17.5%	11.4%	10.8%	4.2%

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2006

Net Sales and Gross Margin

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
	(in thousands)
Net sales	$43,979	$83,665	$39,686	90.2%
Cost of sales	25,876	53,779	27,903	107.8%

Gross profit	$18,103	$29,886	$11,783	65.1%
Gross margin	41.2%	35.7%		(5.5)%

Net sales increased due to a 119.8% increase in our online business, which consists of our e-commerce and online marketplace channels, that was principally driven by the acquisition of Partsbin, which was completed on May 19, 2006. The Partsbin acquisition significantly increased the number of engine parts, performance parts and accessories offered to our customers. The total number of our e-commerce orders increased from 207,000 orders for the nine months ended September 30, 2005 to 505,000 orders in the corresponding period of 2006, and our average order value for the nine months ended September 30, 2006 was $120. The increase in net sales also reflected a $3.7 million increase in our online marketplace sales, which included the contribution of Partsbin sales through this channel. Net sales of our Kool-Vue product line and sales of other products through our wholesale channel remained relatively constant in absolute dollars for the nine months ended September 30, 2006 as compared to the corresponding period of 2005 but declined as a percentage of net sales. We anticipate that sales through our wholesale channel will continue to decline as a percentage of net sales in the future due to our primary focus on our online business.

Seasonality represents a known trend in our business. We expect seasonality to continue in future years as automobile collisions create increased demand for body parts in winter months and consumers continue to undertake projects to maintain and enhance the performance of their automobiles in the summer months. Seasonality trends will continue to have a material impact on our financial condition and results of operations during any given year.

While gross profit increased largely as a function of the increase in net sales, gross margin declined in the nine months ended September 30, 2006 primarily due to the introduction of lower gross margin products sold in our e-commerce channel through our drop-ship distribution method, which distribution method largely commenced in connection with the Partsbin acquisition. While this distribution method has generated lower product margins than our stock-and-ship distribution method, we expect that this new distribution method will allow us to offer a broader product selection and facilitate a more scalable business. Cost of freight increased in absolute dollars as a result of the increase in net sales, which increase was partially offset due to favorable shipping terms with our drop-ship suppliers. The decline in gross margin was also due in part to the expansion of sales in our online marketplaces to include additional lower gross margin products. We experienced declining margins in recent years due to overall competitive pressure in the market and recently as a result of the Partsbin acquisition completed in May 2006. We expect our margins to stabilize in the future, however as we continue to focus on various initiatives designed to improve gross margins and overall profitability.

General and Administrative Expense

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
	(in thousands)
General and administrative expense	$5,555	$7,081	$1,526	27.5%
Percent of net sales	12.6%	8.5%		(4.1)%

The increase in general and administrative expense in the current period was primarily due to an increase of $861,000 in merchant fees related to higher online sales; however, merchant fees remained relatively constant as a percentage of net sales. The increase in general and administrative expense reflects higher payroll and related expenses in the amount of $750,000, which was largely due to the hiring of nine additional administrative personnel, as well as higher compensation payable to such personnel. This increase was partially offset by a $483,000 reduction in legal fees in the current period, which was primarily related to an aborted financing transaction in 2005. This increase also includes $359,000 of share-based compensation related to options granted in the current period. Following this offering, we anticipate we will incur increased general and administrative expenses related to operating as a public company, such as increased legal and accounting fees, higher insurance premiums, and increased personnel and employee benefit costs and non-employee director costs. We expect that the costs of compliance associated with the transition to and operation as a public company, including the requirements relating to improving and documenting our internal controls and procedures, as well as changes in corporate governance practices, will be significant.

Marketing Expense

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
	(in thousands)
Marketing expense	$4,315	$10,313	$5,998	139.0%
Percent of net sales	9.8%	12.3%		2.5%

45.1

The increase in marketing expense for the nine months ended September 30, 2006 was primarily due to a $3.8 million increase in advertising costs related to the expansion of our online marketing efforts, as well as higher sales commissions related to the increase in net sales in the current period of 2006. Marketing expense increased $1.7 million due to the addition of 141 employees, which increased our total number of employees from 148 in the prior year to 289 in the current period.

Fulfillment Expense

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
	(in thousands)
Fulfillment expense	$3,162	$3,589	$427	13.5%
Percent of net sales	7.2%	4.3%		(2.9)%

The increase in fulfillment expense in the current period was primarily due to a $325,000 increase in personnel costs related to the addition of 15 employees. In addition, depreciation expense increased by $111,000 as a result of the addition in depreciable warehouse equipment in the current year.

Technology Expense

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
	(in thousands)
Technology expense	$596	$992	$396	66.4%
Percent of net sales	1.4%	1.2%		(0.2)%

The increase in technology expense was primarily due to higher communication fees to support the expanded communications infrastructure and the addition of $103,000 of share-based compensation expense.

Amortization of Intangibles

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
	(in thousands)
Amortization of intangibles	$13	$3,037	$3,024	Not meaningful
Percent of net sales	0.0%	3.6%		3.6%

The increase in amortization of intangibles in the current period was primarily due to the intangible assets acquired pursuant to the acquisition of Partsbin completed in May 2006. We preliminarily estimate aggregate amortization expense for the years ending December 31, 2007 and 2008 will be approximately $8.2 and $8.2 million, respectively.

Other Income (Expense), Net

	Nine Months Ended September 30,
	2005	2006	$ Change	% Change
	(in thousands)
Other income (expense), net	$97	$(800)	$(897)	Not meaningful
Percent of net sales	0.2%	(0.9)%		(1.1)%

The increase in other income (expense), net in the current period was primarily due to an $964,000 increase in interest expense from the notes payable incurred during 2006 as part of the recapitalization and acquisition of Partsbin. This increase was partially offset by increase in interest income during the current period as a result of generally higher cash balances. We anticipate that interest expense will decrease after this offering since we plan to use a portion of the proceeds of this offering to repay our term loans and stockholder notes.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Net Sales and Gross Margin

	Years Ended December 31,
	2004	2005	$ Change	% Change
	(in thousands)
Net sales	$40,658	$59,698	$19,040	46.8%
Cost of sales	21,334	34,829	13,495	63.3%

Gross profit	$19,324	$24,869	$5,545	28.7%
Gross margin	47.5%	41.7%		(5.8)%

Net sales increased due to a 66.4% increase in our online business, which was principally driven by the expansion of our online marketplaces, which generated net sales of $10.3 million in 2005 but had nominal sales prior to 2005. Our e-commerce sales increased $7.8 million, or 29%, to $34.9 million in 2005, primarily as a result of an increase of 43.2% in the number of orders in 2005, which was partially offset by a $14 decrease in the average order value in 2005. While sales of our Kool-Vue product line increased $2.0 million in 2005, sales of other products through our wholesale channel declined both in absolute dollars and as a percentage of net sales due to our primary focus on our online business.

While gross profit increased largely as a function of the increase in net sales, gross margin declined in 2005 primarily due to a 2.9% increase in shipping and freight expense as a percent of net sales to 15.2% in 2005 compared to 12.3% in 2004. This increase in shipping and freight expense as a percent of net sales was primarily the result of increased sales in our online marketplaces that have a higher ratio of shipping costs to product sales. Gross margin also decreased as a result of increased competition and the addition of our online marketplaces channel, which occurred late in 2004.

General and Administrative Expense

	Years Ended December 31,
	2004	2005	$ Change	% Change
	(in thousands)
General and administrative expense	$3,599	$7,254	$3,655	101.6%
Percent of net sales	8.9%	12.2%		3.3%

The increase in general and administrative expense in 2005 primarily reflects the amortization of software in the amount of $1.8 million related to our purchase of software in late 2004, higher payroll and related costs associated with higher average compensation in 2005, as well as an increase of $980,000 in legal and professional fees in 2005 principally related to an aborted financing transaction. We expect general and administrative expenses to continue to increase in absolute dollars and as a percent of net sales as we expand our sales, increase our staff, and incur additional costs related to the growth of our business and compliance requirements associated with being a public company.

Marketing Expense

	Years Ended December 31,
	2004	2005	$ Change	% Change
	(in thousands)
Marketing expense	$4,526	$5,802	$1,276	28.2%
Percent of net sales	11.1%	9.7%		(1.4)%

The increase in marketing expense in 2005 primarily reflects increased Internet marketing costs of $867,000, auction fees related to sales in our online marketplaces, which largely commenced in 2005, higher sales commissions related to the increase in net sales in 2005 and higher payroll and related costs associated with the addition of nine marketing employees in 2005.

Fulfillment Expense

	Years Ended December 31,
	2004	2005	$ Change	% Change
	(in thousands)
Fulfillment expense	$2,990	$4,357	$1,367	45.7%
Percent of net sales	7.4%	7.3%		(0.1)%

The increase in fulfillment expense in 2005 primarily reflects higher payroll and related costs associated with the addition of 27 warehouse and shipping employees in 2005, as well as additional rent and moving expenses related to the opening of a second warehouse in Carson, California in September 2004, which only had four months of activity in 2004 compared to a full year in 2005.

Technology Expense

	Years Ended December 31,
	2004	2005	$ Change	% Change
	(in thousands)
Technology expense	$776	$868	$92	11.9%
Percent of net sales	1.9%	1.5%		(0.4)%

The increase in technology expense in 2005 primarily reflects an increase in communication infrastructure expense of $115,000, which was partially offset by a $53,000 decrease in computer support services.

Other Income (Expense), Net

	Years Ended December 31,
	2004	2005	$ Change	% Change
	(in thousands)
Other income (expense), net	$36	$85	$49	136.1%
Percent of net sales	0.1%	0.1%		0.0%

The increase in other income (expense), net in 2005 primarily reflects a $111,000 increase in website rental income, which was offset by a $62,000 increase in interest expense related to higher average borrowings in 2005.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2004

Net Sales and Gross Margin

	Years Ended December 31,
	2003	2004	$ Change	% Change
	(in thousands)
Net sales	$31,657	$40,658	$9,001	28.4%
Cost of sales	17,814	21,334	3,520	19.8%

Gross profit	$13,843	$19,324	$5,481	39.6%
Gross margin	43.7%	47.5%		3.8%

Net sales increased primarily due to a 24.9% increase in our e-commerce sales, which was largely driven by an increase in the number of orders from online customers by $58,000 from $143,000 in 2003 to $201,000 in 2004. In addition, sales in our wholesale channel increased 18.9%, or $1.1 million, to $6.9 million in 2004 primarily due to an increase in the number of DIFM customers purchasing our products, as well as an increase in the number of products offered to our customers. Our Kool-Vue sales also increased by $1.3 million, which was primarily due to increased purchases from our existing customers.

Gross profit increased as a result of the 28.4% increase in net sales and a 3.8% increase in gross margin. The gross margin increase in 2004 was primarily attributable to an increase in the local wholesale gross margin due to a customer mix shift away from high volume, low margin customers to a broader customer base with higher gross margin sales. In addition, outbound freight expense as a percentage of net sales decreased by 0.9% to 12.3% of net sales.

General and Administrative Expense

	Years Ended December 31,
	2003	2004	$ Change	% Change
	(in thousands)
General and administrative expense	$2,284	$3,599	$1,315	57.6%
Percent of net sales	7.2%	8.9%		1.7%

The increase in general and administrative expense in 2004 primarily reflects higher payroll and related costs associated with the addition of eight administrative employees in 2004 and employee bonuses. General and administrative expense in 2004 also includes the amortization of software in the amount of $326,000 related to our purchase of software in late 2004.

Marketing Expense

	Years Ended December 31,
	2003	2004	$ Change	% Change
	(in thousands)
Marketing expense	$3,617	$4,526	$909	25.1%
Percent of net sales	11.4%	11.1%		(0.3)%

The increase in marketing expense in 2004 primarily reflects higher payroll and related costs associated with the addition of 13 marketing employees in 2004 and higher commissions related to the increase in net sales in 2004, as well as an increase of $1.4 million in Internet marketing costs. These increases were offset by a $1.1 million decline in web development consulting fees, primarily as a result of our software purchase in 2004, enabling us to conduct these marketing activities internally.

Fulfillment Expense

	Years Ended December 31,
	2003	2004	$ Change	% Change
	(in thousands)
Fulfillment expense	$3,246	$2,990	$(256)	(7.9)%
Percent of net sales	10.3%	7.4%		(2.9)%

The decrease in fulfillment expense in 2004 primarily reflects a decrease in the number of warehouse and shipping employees in 2004 to 62 from 67 such employees in 2003 and a decline in bad debt expense. In 2003, we incurred bad debt expense of approximately $274,000 related to non-payment by larger wholesale distributor customers whose services were subsequently terminated, for which there was not a similar bad debt expense incurred in 2004. The decrease in fulfillment expense in 2004 was partially offset by increased rental expense and moving expenses relating to the move of our principal warehouse and corporate office in October 2003.

Technology Expense

	Years Ended December 31,
	2003	2004	$ Change	% Change
	(in thousands)
Technology expense	$405	$776	$371	91.6%
Percent of net sales	1.3%	1.9%		0.6%

The increase in technology expense primarily reflects an increase of $198,000 in costs associated with computer support services and higher payroll and related costs associated with the addition of one technical employee in 2004, as well as an increase in communications and access fees largely related to increased traffic to our websites and inbound sales calls.

Other Income (Expense), Net

	Years Ended December 31,
	2003	2004	$ Change	% Change
	(in thousands)
Other income (expense), net	$(42)	$36	$78	Not meaningful
Percent of net sales	(0.1)%	0.1%		Not meaningful

The increase in other income (expense), net was primarily due to a $47,000 increase in website commissions and a $62,000 loss on asset disposition. The website commissions related to website licensing fees, which fees terminated in April 2006. This increase was partially offset by a $32,000 increase in interest expense associated with capital leases.

Quarterly Results of Operations

The following tables present unaudited quarterly results of operations, in dollar amounts and as a percentage of net sales, for the last seven quarters. This information has been derived from our unaudited consolidated financial statements and has been prepared by us on a basis consistent with our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the information for the periods presented.

	Three Months Ended
	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006
	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Net sales	$14,186	$15,238	$14,555	$15,719	$18,005	$26,966	$38,694
Cost of sales	7,860	9,410	8,606	8,953	10,259	17,617	25,903

Gross profit	6,326	5,828	5,949	6,766	7,746	9,349	12,791
Operating expenses:
General and administrative (1)	1,966	1,905	1,684	1,699	1,969	2,326	2,786
Marketing (1)	1,273	1,507	1,535	1,487	2,014	3,240	5,059
Fulfillment (1)	950	1,087	1,125	1,195	1,152	1,213	1,224
Technology (1)	183	211	202	272	167	345	480
Amortization of intangibles	5	4	4	4	4	947	2,086

Total operating expenses	4,377	4,714	4,550	4,657	5,306	8,071	11,635
Income from operations	1,949	1,114	1,399	2,109	2,440	1,278	1,156
Other income (expense):
Other income (expense)	83	43	39	26	149	3	(2)
Interest expense, net	(20)	(18)	(31)	(37)	(40)	(317)	(593)

Other income (expense), net	63	25	8	(11)	109	(314)	(595)
Income before income taxes	2,012	1,139	1,407	2,098	2,549	964	561
Income tax provision (benefit)	34	(256)	24	35	(163)	425	277

Net income	$ 1,978	$ 1,395	$ 1,383	$ 2,063	$ 2,712	$ 539	$ 284

Basic net income per share	$0.09	$0.06	$0.06	$0.09	$0.12	$0.02	$0.01
Diluted net income per share	$0.09	$0.06	$0.06	$0.09	$0.11	$0.02	$0.01
Shares used in computation of basic net income per share	22,000,000	22,000,000	22,000,000	22,000,000	22,000,000	23,534,919	25,332,801
Shares used in computation of diluted net income per share	22,000,000	22,000,000	22,000,000	22,000,000	25,637,235	34,620,713	36,461,475
EBITDA	$2,505	$1,645	$1,945	$2,660	$3,121	$2,777	$3,691
Share-based compensation	—	—	—	—	5	225	374

Adjusted EBITDA	$2,505	$1,645	$1,945	$2,660	$3,126	$3,002	$4,065
(1) Includes share-based compensation expense related to option grants, as follows:
	Three Months Ended
	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006
	(in thousands)
General and administrative	$—	$—	$—	$—	$3	$124	$232
Marketing	—	—	—	—	2	56	68
Fulfillment	—	—	—	—	—	8	8
Technology	—	—	—	—	0	37	66

	$—	$—	$—	$—	$5	$225	$374

	Three Months Ended
	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006
As a Percent of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	55.4	61.8	59.1	57.0	57.0	65.3	66.9

Gross profit	44.6	38.2	40.9	43.0	43.0	34.7	33.1
Operating expenses:
General and administrative	13.9	12.5	11.6	10.8	10.9	8.6	7.2
Marketing	9.0	9.9	10.6	9.5	11.2	12.0	13.1
Fulfillment	6.7	7.1	7.7	7.6	6.4	4.5	3.2
Technology	1.3	1.4	1.4	1.7	0.9	1.3	1.3
Amortization of Intangibles	0.0	0.0	0.0	0.0	0.0	3.5	5.4

Total operating expenses	30.9	30.9	31.3	29.6	29.4	29.9	30.2
Income from operations	13.7	7.3	9.6	13.4	13.6	4.8	2.9
Other income (expense):
Other income	0.6	0.3	0.3	0.1	0.8	0.0	(0.0)
Interest expense, net	(0.2)	(0.1)	(0.2)	(0.2)	(0.2)	(1.2)	(1.5)

Other income (expense), net	0.4	0.2	0.1	(0.1)	0.6	(1.2)	(1.5)
Income before income taxes	14.1	7.5	9.7	13.3	14.2	3.6	1.4
Income tax provision (benefit)	0.2	(1.7)	0.2	0.2	(0.9)	1.6	0.7

Net income	13.9%	9.2%	9.5%	13.1%	15.1%	2.0%	0.7%

EBITDA	17.7%	10.8%	13.4%	16.9%	17.3%	10.3%	9.5%
Share-based compensation	—	—	—	—	0.1	0.8	1.0

Adjusted EBITDA	17.7%	10.8%	13.4%	16.9%	17.4%	11.1%	10.5%

In May 2006, we completed the acquisition of Partsbin, which resulted in lower gross margins related to the introduction of Partsbin’s drop-ship fulfillment method, higher general and administrative expenses resulting from integration costs, higher marketing expense, higher interest expense related to the acquisition indebtedness and higher amortization of intangibles recognized in the second and third quarter of 2006. The termination of our S corporation status in March 2006 also resulted in higher income tax provision in subsequent quarters.

Non-GAAP Financial Measures

We provide “EBITDA” and “Adjusted EBITDA,” which are non-GAAP financial measures because we believe such measures are important supplemental information for investors. See “Selected Consolidated Financial Data of U.S. Auto Parts — Non-GAAP Financial Measures” for additional information regarding our use of EBITDA and Adjusted EBITDA.

The table below provides a quantitative reconciliation of our non-GAAP financial measures to the most comparable GAAP financial measures. For information about our financial results as reported in accordance with GAAP, see our consolidated financial statements and the related notes starting on page F-1.

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006
	(unaudited)
	(in thousands)
Net income	$1,978	$1,395	$1,383	$2,063	$2,712	$539	$284
Interest expense, net	20	18	31	37	40	317	593
Income tax provision (benefit)	34	(256)	24	35	(163)	425	277
Depreciation and amortization	468	484	503	521	528	549	451
Amortization of intangibles	5	4	4	4	4	947	2,086

EBITDA	2,505	1,645	1,945	2,660	3,121	2,777	3,691
Share-based compensation	—	—	—	—	5	225	374

Adjusted EBITDA	$2,505	$1,645	$1,945	$2,660	$3,126	$3,002	$4,065

We expect that our revenue, operating results and cash flows generally will vary from quarter to quarter depending on a variety of factors, including but not limited to the following:

•	fluctuations in the demand for aftermarket auto parts;

•	price competition on the Internet or among offline retailers for auto parts;

•	our ability to attract visitors to our websites and convert those visitors into customers;

•	government regulations related to use of the Internet for commerce, including the application of existing tax regulations to Internet commerce and changes in tax regulations;

•	our ability to offer a broad range of aftermarket auto parts;

•	our ability to maintain and expand our supplier and distribution relationships;

•	the effects of seasonality on the demand for our products;

•	our ability to accurately forecast demand for our products and maintain appropriate inventory levels;

•	our ability to build and maintain customer loyalty;

•	the success of our brand-building and marketing campaigns;

•	technical difficulties, system downtime or Internet brownouts;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and

•	general economic, industry and market conditions.

Liquidity and Capital Resources

We have historically funded our operations from cash generated from operations, credit facilities, bank and stockholder loans, an equity financing and capital lease financings.

In March 2006, we completed a recapitalization pursuant to which we issued and sold 11,055,425 shares of our Series A convertible preferred stock in a private placement for an aggregate purchase price of $45.0 million and borrowed $10.0 million pursuant to a bank term loan. At the closing of the private placement, we terminated our S corporation status under the Internal Revenue Code of 1986, as amended, and became subject to taxation as a C corporation beginning in March 2006. The term loan bears interest at the rate of 4.58% for the first 12 months of the loan and interest accrues thereafter at LIBOR plus 1.5%. Only interest is payable on this loan until March 31, 2007, and thereafter, the remaining principal and any accrued, unpaid interest are payable monthly over the remaining three years of the term. Notwithstanding the foregoing, the term loan will become due and payable upon completion of this offering. Concurrently with this recapitalization, we made stockholder distributions in the aggregate amount of $51.7 million, which included $1.7 million representing our final S corporation distribution.

In May 2006, we completed the acquisition of Partsbin. The purchase price for Partsbin of approximately $50.0 million consisted of $25.0 million in cash, promissory notes in the aggregate principal amount of $5.0 million payable to the former stockholders of Partsbin and 3,305,529 shares of our common stock. We funded this acquisition through the notes payable to the former stockholders of Partsbin and a $22.0 million bank term loan, which loan accrues interest at LIBOR plus 1.75% (7.07% at September 30, 2006). Only interest is payable on this term loan until March 31, 2007 and the remaining principal and any accrued, unpaid interest are payable monthly over the remaining three years of the term. The stockholder notes payable bear interest at LIBOR and are due and payable in four equal quarterly installments of principal and interest commencing June 30, 2007.

We currently maintain a $7.0 million bank line of credit, which expires on May 19, 2007 and bears interest at LIBOR plus 1.75% (7.07% at September 30, 2006). As of September 30, 2006, we did not have any amounts outstanding under this line of credit. The bank line of credit and term loans referenced above are with the same commercial lender and are secured by substantially all of our assets. The notes payable to the former stockholders of Partsbin are also are secured by substantially all of our assets.

Upon completion of this offering, we intend to use a portion of the proceeds of this offering to repay the outstanding indebtedness under (i) the bank term loans, of which approximately $30.0 million was outstanding as of September 30, 2006, and (ii) the $5.0 million notes payable to stockholders incurred in connection with the Partsbin acquisition.

We had cash and cash equivalents of $3.3 million as of September 30, 2006, representing a $1.9 million increase from $1.4 million as of December 31, 2005. The increase in our cash and cash equivalents as of September 30, 2006 was primarily due to the $7.4 million in net cash provided by our operations during the nine months ended September 30, 2006, as well as the issuance of our Series A convertible preferred stock and proceeds from the two term loans. This increase was offset by distributions to stockholders and payments related to the acquisition of Partsbin. The December 31, 2005 cash balance represented a decrease of $0.8 million from the December 31, 2004 cash balance of $2.1 million. The decrease in cash as of December 31, 2005 was primarily due to the stockholder distributions and payments on our credit line, which was offset by cash generated from operations.

We had negative working capital of $4.5 million as of September 30, 2006, which was primarily due to an increase in accounts payable and accrued expenses and notes payable to stockholders related to the acquisition of Partsbin. Our working capital of $3.1 million as of December 31, 2005 represented an increase of $1.4 million from December 31, 2004. This increase was primarily due to an increase in our inventory, which was offset by an increase in accounts payable and accrued expenses. Due to the historical seasonality in our business during the fourth and first calendar quarters of each year, cash and cash equivalents, inventory and accounts payable are generally higher in these quarters, resulting in fluctuations in our working capital. We anticipate that funds generated from operations and funds available under our line of credit will be sufficient to meet our working capital needs and expected capital expenditures for at least the next twelve months. Our future capital requirements may, however, vary materially from those now planned or anticipated. Changes in our operating plans, lower than anticipated net sales, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek additional debt or equity financings in the future. Financings may not be available on acceptable terms, on a timely basis, or at all, and our failure to raise adequate capital when needed could negatively impact our growth plans and our financial condition and results of operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

The following table sets forth our contractual cash obligations and commercial commitments as of December 31, 2005.

	Payment Due By Period
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Capital lease obligations	$592	$203	$382	$7	$—
Notes payable	96	96	—	—	—
Operating lease obligations	1,723	694	1,029	—	—

Contractual obligations as of September 30, 2006 increased from December 31, 2005 due to additional notes payable related to two term loans for approximately $22.0 million and $10.0 million as well as $5.0 million for certain promissory notes payable to the former stockholders of Partsbin. We paid $2.0 million on the $22.0 million loan during the period, and the $96,000 note outstanding as of December 31, 2005 was fully repaid in January 2006. Notes payable as of September 30, 2006 were $35.0 million. As of September 30, 2006 both capital lease obligations and operating lease obligations decreased to $202,000 and $1.6 million, respectively. We intend to use the net proceeds of this offering to repay the $35.0 million of notes payable. Commitments under capital lease obligations relate to our leases for telephone and computer equipment, and the operating lease obligations for our facilities in Carson, California and Trenton, New Jersey.

Quantitative and Qualitative Disclosures about Market Risk

We do not use financial instruments for trading purposes, and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposure with regard to financial instruments is changes in interest rates. We also have some exposure related to foreign currency fluctuations.

Interest Rate Risk. Pursuant to the terms of our term loans and line of credit with our principal lender, changes in the monthly LIBOR rate could affect the existing rate of our outstanding loans and the rates at which we could borrow funds under our line of credit. At September 30, 2006, we had outstanding borrowings in the aggregate amount of $30.0 million under our term loans with our principal lender and none outstanding under our line of credit with this lender. Additionally, we had outstanding borrowings in the aggregate amount of $5.0 million under the notes to the former Partsbin stockholders. A 1% increase or decrease in LIBOR would result in a $350,000 increase or decrease, respectively, in interest expense related to these outstanding borrowings.

Foreign Currency Risk. Our purchases of auto parts from our Asian suppliers are denominated in U.S. dollars, however, a change in the foreign currency exchange rates could impact our product costs over time. While our Philippine operational expenses are paid in Philippine pesos, and Canadian website sales are d enominated in Canadian dollars, fluctuations in currency rates have only had a nominal impact on our operations historically.

Change in Accountants

On October 11, 2005, upon the authorization of our Board of Directors, we dismissed our independent auditors, Stonefield Josephson, Inc., and engaged Ernst & Young LLP. During the years ended December 31, 2004 and 2003, and the subsequent period from January 1, 2005 to October 11, 2005, Stonefield Josephson, Inc. did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Stonefield Josephson, Inc., would have caused them to make reference to the subject matter of the disagreement in connection with their reports on our financial statements for such years. The reports of Stonefield Josephson, Inc. on our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. We did not consult with Ernst & Young LLP on any financial or accounting reporting matters before its appointment.

Seasonality

We believe our business is subject to seasonal fluctuations. We have historically experienced higher sales of body parts in winter months when inclement weather and hazardous road conditions typically result in more automobile collisions and an increased demand for body parts. Partsbin, with its focus on engine parts, performance parts and accessories, has historically experienced higher sales in the summer vacation months when consumers have more time to undertake elective projects to maintain and enhance the performance of their automobiles and the warmer weather during that time is conducive for such projects. We expect the historical seasonality trends to continue to have a material impact on our financial condition and results of operations.

Inflation

Inflation has not had a material impact upon our operating results, and we do not expect it to have such an impact in the near future. We cannot assure you that our business will not be so affected by inflation in the future.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the timeliness and reliability of the information disclosed. During 2006, we have been documenting and reviewing the design and effectiveness of our internal controls over financial reporting in anticipation of the requirement to comply with Section 404 of the Sarbanes-Oxley Act. Based on current regulations, we are required to be compliant with Section 404 for the year ending December 31, 2008. Our auditors have identified certain significant deficiencies in our system of internal control over financial reporting that are primarily related to our need to hire additional financial and accounting employees, as well as our need to upgrade our accounting systems and improve the documentation of our key assumptions, estimates, accounting policies and procedures. We are actively working to correct these deficiencies through hiring additional finance personnel and increasing focus on documentation, and we have upgraded our accounting system since December 31, 2005 when the deficiencies were identified. Continuous review and monitoring of our business processes will likely identify other possible changes to our internal controls in the future. If we are unable to comply with Section 404 of the Sarbanes-Oxley Act, our share price may be negatively impacted. In addition, we expect our general and administrative expenses to increase substantially as we incur expenses associated with comprehensively analyzing, documenting and testing our system of internal control over financial reporting in anticipation of our compliance with Section 404 of the Sarbanes-Oxley Act.

BUSINESS

Overview

We are a leading online provider of aftermarket auto parts, including body parts, engine parts, performance parts and accessories. Our user-friendly websites provide customers with a comprehensive selection of approximately 550,000 SKUs with detailed product descriptions and photographs. We have developed a proprietary product database which maps our 550,000 SKUs to over 4.3 million product applications based on vehicle makes, models and years. We principally sell our products to individual consumers through our network of websites and online marketplaces. Our flagship websites are located at www.partstrain.com and www.autopartswarehouse.com. Our corporate website is located at www.usautoparts.com.

Our online sales channel and relationships with suppliers enable us to eliminate several intermediaries in the traditional auto parts supply chain, allowing us to acquire many of our products directly from manufacturers and sell them to our customers. Additionally, as an online retailer, we do not incur many of the costs associated with operating brick and mortar stores. We believe that our ability to disintermediate the auto parts supply chain, combined with our efficient e-commerce platform, enables us to sell products at competitive prices while achieving higher operating margins and return on invested capital than many traditional automotive parts retailers.

Our business has grown consistently since we launched our first website in 2000. In the year ended December 31, 2005 and the nine months ended September 30, 2006, we generated net sales of $59.7 million and $83.7 million, respectively. In the year ended December 31, 2005 and for the nine months ended September 30, 2006, we generated net income of $6.8 million and $3.5 million, respectively. During the same periods, we also generated Adjusted EBITDA of $8.8 million and $10.2 million, respectively. In addition, we have experienced continued growth in the number of monthly unique visitors to our websites. In September 2006, approximately 6.8 million unique visitors visited our websites. The number of orders placed through all of our e-commerce websites has also increased from approximately 288,000 orders for the year ended December 31, 2005 to approximately 505,000 orders for the nine months ended September 30, 2006. The average order value of purchases on our websites for the nine months ended September 30, 2006 was approximately $120.

We were incorporated in 1995 as a distributor of aftermarket auto parts and launched our first website in 2000. We rapidly expanded our online operations, increasing the number of SKUs sold through our e-commerce network, adding additional websites, improving our Internet marketing proficiency, and commencing sales on online marketplaces. In May 2006, we acquired Partsbin, an online retailer focused on selling engine parts and performance parts and accessories. This acquisition significantly expanded our product offerings and enhanced our ability to reach more customers and attain greater flexibility in our fulfillment operations.

Industry Overview

Growth in the Aftermarket Auto Parts Market

According to the AAIA’s 2006/2007 Aftermarket Factbook, the United States automotive aftermarket industry is projected to be $204 billion in 2006. Our addressable market is forecasted by AAIA to be approximately $91.3 billion in 2006, which consists of approximately $37.8 billion in sales to the Do-It-Yourself (“DIY”) customers, who independently maintain, repair or improve their vehicles, and $53.5 billion in sales to the Do-It-For-Me (“DIFM”) segment, which includes sales to entities such as collision and repair shops.

We believe industry growth has been driven by several factors, including the:

•	increased number and age of vehicles in the United States and increased number of miles driven annually;

•	increased number of licensed drivers; and

•	increased demand for performance auto parts.

While the U.S. auto parts aftermarket is characterized by modest growth, we believe there is an opportunity for e-commerce aftermarket auto part retailers to grow faster than the overall market due to consumer trends related to the Internet and e-commerce.

Growth of e-Commerce and Online Purchasing

Internet use and online commerce continue to grow worldwide. According to a September 2005 research report, US eCommerce: 2005 to 2010 issued by Forrester Research, online purchases by U.S. consumers are expected to grow from approximately $172 billion in 2005 to approximately $329 billion by 2010, representing a 13.9% compound annual growth rate. We believe several factors will contribute to this anticipated growth, including the increased awareness of the convenience, selection and product information available through online shopping, continued improvement in network infrastructure and payment security and growing access to high speed Internet connections that make online shopping increasingly efficient and attractive to consumers. According to Nielsen/NetRatings, broadband use at home has surpassed dial-up connectivity in the U.S., reaching 72% of residential Internet users in May 2006. In addition, the percentage of U.S. households shopping online is projected to grow from 39% in 2005 to 48% in 2010, according to Forrester Research.

As a percentage of overall retail sales, e-commerce sales today remain relatively small, having grown from 1.0% in the third quarter of 2000 to 2.4% in the third quarter of 2005 according to the U.S. Department of Commerce. However, e-commerce growth continues to increase at a much faster rate than overall retail sales growth. The U.S. Department of Commerce recently reported that online retail sales increased from $27.6 billion in 2000 to $87.8 billion in 2005, representing a 26.1% compound annual growth rate, compared to 4.5% for the overall retail market. According to Forrester Research, e-commerce sales are expected to represent a 13% share of total retail sales by 2010 as Internet and e-commerce growth trends continue to drive a shift from traditional sales channels to online sales channels.

In 2006, the online and mail order portion of aftermarket auto part sales is forecasted to be $2.7 billion according to the AAIA. While the portion of online and mail order sales is a relatively small percentage of our addressable market at approximately 3%, we believe online penetration rates of aftermarket auto parts consumers will continue to increase. As a result, we anticipate that sales for online aftermarket auto parts will continue to grow at a faster rate than the sales in the overall auto parts market.

Market Opportunity

The auto parts market has traditionally been fragmented and inefficient, with multiple intermediaries including importers, distributors and wholesalers between manufacturers and consumers. The involvement of each additional middleman typically leads to an increase in the price that a customer pays for a particular part. Furthermore, auto parts retailers who operate brick and mortar stores generally stock only a small percentage of the products that are available for sale. As a result, consumers must often visit several retailers to find a part or have a retailer order the part for future delivery.

The fragmented nature of the auto parts market has also meant an absence of a centralized database or a comprehensive, master catalog of products, which maps all aftermarket auto parts to all relevant applications for such parts, including applicable OEM part numbers. This inadequacy of information leads to inefficiencies in the sale and purchase process for both the retailer and the consumer, especially in view of the multiple makes, models and years of various vehicles for which parts are available.

Our Solution

We believe our solution addresses the problems faced in the traditional auto parts market and provides additional benefits for our customers. The key components of our solution include:

Disintermediation of the Auto Parts Supply Chain

We have developed an online sales channel that enables us to sell aftermarket auto parts to our customers while eliminating several intermediaries in the traditional auto parts supply chain. Traditional purchases of auto parts typically involve manufacturers, importers, wholesalers, distributors and retailers. We disintermediate the traditional auto parts supply chain by either obtaining products directly from manufacturers or sourcing products directly from wholesalers to fulfill customer orders. Disintermediating the traditional supply chain allows us to offer auto parts to our customers at competitive prices and allows us to more efficiently deliver products to our customers while generating higher profit margins.

The following diagram illustrates how we disintermediate the traditional supply chain:

Leading Network of Websites

We have developed a network of websites to offer our broad selection of aftermarket auto parts. Our flagship websites for e-commerce are located at www.partstrain.com and www.autopartswarehouse.com. Our websites allow customers to search for parts in several ways, including by automobile make, model and year, by specific part name such as bumper or mirror, or by product category such as body or engine part. Our websites also include detailed product information, photographs and other online content, including informative articles and answers to frequently asked questions, in order to enhance the shopping experience. We believe that by providing an intuitive online shopping experience combined with useful auto part information and content, we are able to cost-effectively attract an increasing number of visitors to our sites, maintain high levels of customer satisfaction among our existing customers, and reduce the number of product returns and exchanges.

Proprietary Product Catalog

We have invested significant resources and time over several years to build a proprietary product catalog, or electronic database, that maps SKUs to relevant applications for such parts, correlating the SKUs to applicable vehicle makes, models and years. We conduct our own research and testing as well as aggregate information from both offline and online data sources in order to accurately correlate SKUs to relevant vehicle makes, models and years. We have also developed proprietary technology and have trained personnel to compile and continuously update our product catalog. By creating a master catalog of individual auto parts and accessories mapped to multiple vehicle makes, models and years, we increase our sales potential while reducing inventory management expense. We believe that there is no other online catalog of aftermarket body parts, engine parts, performance parts and accessories currently available that offers the same breadth, accuracy and detail.

Flexible Fulfillment Methods

We fulfill customer orders using two primary methods: (i) stock-and-ship, where we take physical delivery of a part and store it in one of our distribution centers until it is shipped to a customer, and (ii) drop-ship, where the part is shipped directly to the customer from the supplier. We believe that the flexibility of fulfilling orders via two different fulfillment methods allows us to offer a broader selection of products, optimize product inventory, determine optimal pricing and enhance overall business profitability.

Low Cost Operations

Our offshore and outsourced operations in the Philippines and India allow us to access a qualified workforce at a significantly lower cost than comparably experienced U.S.-based professionals and provide us with flexibility and scalability in managing our operations. Our offshore and outsourced operations are responsible for a majority of the development and maintenance of our websites, continuous updates to our product catalog, software development, enhancements of our online marketing technologies and customer service.

Long-Standing Supplier Relationships

We source products from manufacturers and distributors located in Asia and the United States. We have developed strong relationships with our suppliers, some of whom have been working with us for over a decade. Many of our aftermarket products are available from more than one supplier, and we secure secondary sources for most of our top selling products. We continually research and analyze our market to understand how our suppliers are changing their product mix, part availability and pricing. Our supplier relationships and our understanding of the market enable us to set competitive pricing for our products and ensure product availability.

Benefit to Customers

We believe our solution provides multiple benefits to our customers, including:

•	Broad Product Selection and Availability. Our proprietary product catalog provides our customers with the ability to select from approximately 550,000 SKUs that correlate to over 4.3 million product applications, based on vehicle makes, models and years. A majority of our products are readily available and in stock, either in our distribution center or from our suppliers, providing convenient one-stop shopping for the customer.

•	Competitive Pricing. We are able to offer our customers lower prices relative to OEM parts retailers and traditional aftermarket retailers by eliminating several intermediaries in the aftermarket auto parts supply chain, leveraging our long-term supplier relationships and establishing an efficient online cost structure that capitalizes on relatively inexpensive labor.

•	Prompt Order Fulfillment. Our proprietary order fulfillment system allows us to efficiently process and ship items from our distribution centers or from our suppliers, ensuring timely delivery of products to our customers. Additionally, our customers are generally provided with the option to receive standard ground or expedited shipping.

•	Detailed Product Information. We provide detailed product descriptions and photographs, specific vehicle applications, part numbers for aftermarket parts, pricing information and related part and brand suggestions for the parts offered on our websites. Providing comprehensive product information enables our customers to make an informed purchasing decision on every order.

•	Satisfying Shopping Experience and Knowledgeable Customer Service. Our easy to navigate websites are accessible from the convenience of the customer’s home or office or anywhere with an Internet connection. Our customer support staff is available to provide assistance to our customers throughout the purchase process 24 hours a day, seven days a week, via phone, live-chat or e-mail. We believe our user-friendly websites and dedicated customer support staff create a positive shopping experience.

Our Growth Strategy

Our primary objective is to continue our growth and to strengthen our position as a leading online provider of aftermarket auto parts. The key elements of our strategy are as follows:

•	Expand Our Product Offering. We will continue to expand our product selection by adding new SKUs from existing suppliers, adding new suppliers and optimizing our distribution centers to create additional capacity for new items. We also intend to add new categories of products, including specialty or niche categories.

•	Cost-Effectively Increase the Number of Visitors to Our Websites. We intend to increase the number of visitors to our websites by continuing to enhance our site content and layout, so that our websites will be included as a relevant search result when consumers use Internet search engines to find aftermarket auto parts, as well as through a variety of cost-effective online marketing techniques.

•	Increase Our Visitor Conversion Rate. We seek to increase the rate of conversion of visitors to our websites into purchasing customers by continuing to provide detailed information and photographs about products, improving our existing website designs and online purchase processes, and continuing to focus on customer service.

•	Increase Repeat Customers. We intend to enhance and improve the overall customer shopping experience while offering a broad selection of products at competitive prices, which we believe is a key to increasing repeat customers. We plan to continue to invest in the training and development of our customer service personnel, focus on rapid and accurate fulfillment of orders and further enhance the features and functionality of our websites. We will also make greater efforts to mine our existing customer base through promotional discounts and programs.

•	Expand e-Commerce Distribution Channels. We plan to build and strengthen partnerships with auction sites, large online marketplaces, complementary niche websites and comparison shopping sites in order to expand the distribution channels for our products.

•	Pursue Strategic Acquisitions that Augment Our Business. We intend to selectively pursue acquisition opportunities to increase our share of the aftermarket auto parts market and expand our product offering. We plan to focus our efforts on companies that offer us new or complementary areas of expertise, additional customers or more SKUs in our existing product categories.

Our Products

We offer a broad selection of aftermarket auto parts, consisting of approximately 550,000 SKUs that correlate to over 4.3 million product applications based on specific vehicle makes, models and years. We continuously refine our product offering by introducing new merchandise lines and optimize the existing product selection in order to offer a more complete and relevant product line. To increase our product selection, we identify vehicle markets that offer a large number of product choices by application, brand and levels of quality. We periodically identify and remove low-selling or obsolete SKUs.

We broadly classify our products into three categories — body parts, engine parts and accessories. The following table lists some of our products by category:

Body Parts	Engine Parts	Accessories
Bumpers Fenders Grills Hoods Lights Mirrors Wheels Window regulators	Air filters Brakes Catalytic converters Clutch parts Cold air intake Condensers Exhaust systems Radiators	Bike racks Car covers Floor mats and carpeting Gauges Headers Navigation systems Nerf bars Spoilers

Body Parts

The body parts category is primarily comprised of parts for the exterior of an automobile. Our parts in this category are typically replacement parts for original body parts that have been damaged as a result of a collision or through general wear and tear. In addition, we sell an extensive line of mirror products, including our own private-label brand called Kool-Vue, which are marketed and sold as aftermarket replacement parts and as upgrades to existing parts. Body parts products are sold either primed or raw, which require additional steps such as priming and painting in order to create a finished product. We also provide the necessary components to install our products, such as mounting kits and strut assemblies.

Engine Parts

The engine parts category is comprised of engine components and other mechanical and electrical parts, which are often referred to as hard parts. These parts serve as replacement parts for existing engine parts and are generally used by professionals and do-it-yourselfers for engine and mechanical maintenance and repair.

Accessories

The accessories category generally consists of parts that enhance a non-essential functionality, increase comfort or improve the physical appearance of the automobile’s interior or exterior. Our accessories are often used by our customers to make upgrades to the look and comfort of their automobiles.

Performance Parts

We offer performance versions of many parts sold in each of the above categories. Performance parts generally consist of parts that enhance the performance of the automobile, upgrade existing functionality of a specific part or improve the physical appearance of the automobile.

Warranty

We generally provide, at no cost to our customers, a warranty on all parts for a period of up to 90 days from the date that the part is received by the customer. Our warranty covers the replacement of a defective part, and if a replacement part cannot be obtained, a full refund is issued to the original customer.

Our Proprietary Product Catalog

We have invested significant resources and time to build a proprietary product database that maps SKUs to relevant vehicle makes, models and years for such product. For example, a bumper for a Chevy Tahoe not only fits a Tahoe, but also can be used for the Suburban. By cross-referencing each SKU with all the relevant years, makes and models, we believe we are able to reach a broader market of customers for any given SKU. We have spent years compiling and continuously updating our catalog through a manual and time-consuming process, including researching offline and online resources, conducting our own testing, correlating single SKUs to multiple vehicle makes, models and years, producing descriptive content for each individual SKU and obtaining professional-quality photographs of the products. We believe that there is no other aftermarket product catalog with the same breadth, accuracy and detail.

The development, ongoing maintenance and continual updating of our product catalog is a complex, multi-step process. Each new SKU has multiple data points and product details, such as OEM part numbers and referenced application databases, all of which are entered into our catalog. Additionally, we receive SKU information from our suppliers in varying file formats, and sometimes via hard copy. Each SKU must undergo a quality assurance review, to ensure that data is entered accurately. The database is maintained in a web-based platform that is accessible from both our headquarters and our offshore operations. We frequently update our product catalog as we add new SKUs to our product offering and as we discover new applications for existing SKUs.

Our Sales Channels

Our sales channels include the online channel and the wholesale channel.

Online Sales Channel

Our online sales channel consists of our e-commerce channel and online marketplaces. Our e-commerce channel includes a network of e-commerce websites, supported by our call-center sales agents who generate cross-sell and up-sell opportunities. Our e-commerce channel generated approximately 288,000 orders for the year ended December 31, 2005 and approximately 505,000 orders for the nine months ended September 30, 2006. We also sell our products through our online marketplaces that provide us with access to additional consumer segments not reached by our network of e-commerce websites. The majority of our online sales are to individual consumers.

Wholesale Sales Channel

We sell to auto body shops and collision repair shops throughout Southern California via our wholesale sales channel. We also market our Kool-Vue products nationwide to auto parts wholesale distributors.

Our Fulfillment Operations

We fulfill customer orders using two primary methods: (i) stock-and-ship, where we have physical delivery of merchandise and store it in one of our distribution centers, and (ii) drop-ship, where merchandise is shipped directly to customers from our drop-ship suppliers. We believe that the flexibility of fulfilling orders using two different fulfillment methods allows us to offer a broader product selection, optimize product inventory and enhance overall business profitability.

The selection of fulfillment methodology occurs at the time of order submission. When a customer submits an order, an invoice with an order number is created. Our fulfillment system then performs a check on the ordered item to determine if it is in stock at any of our distribution centers. Fulfillment teams in our distribution centers then process orders for in-stock products. Orders for non-stocked products are sent to our suppliers and processed via drop-ship. Our proprietary order processing technology allows us to monitor customer orders at each stage of the fulfillment process, from the time the customer places an order until the product is delivered, and provides us with real-time visibility into our inventory, logistics, procurement processes and sales activity.

Stock-and-Ship Fulfillment

Our stock-and-ship products are sourced primarily from suppliers located in Asia and the U.S. and are stored in one of our distribution centers in Carson, California or Nashville, Tennessee. All products received into our distribution centers are entered into our proprietary inventory tracking system, allowing us to closely monitor inventory status on a real-time basis.

We consider a number of factors in determining which items to stock in our distribution centers, including which products can be purchased at a meaningful discount to domestic prices for similar items, which products have historically sold in high volumes, and which products may be out of stock when we attempt to fulfill via drop-ship.

Drop-Ship Fulfillment

We have developed relationships with several U.S.-based automobile parts distributors that operate their own distribution centers and will deliver products directly to our customers. We have internally developed a proprietary distributor selection system, Auto-Vend, which combines product and pricing information provided by each of our drop-ship distributors to create an aggregated view of in-stock items and pricing at our distributors’ fulfillment facilities.

Using the drop-ship method, a customer order for an item that is not in stock in our distribution center is automatically transmitted to the Auto-Vend system, which will seek to fill the order from our selection of distributors. The Auto-Vend system selects the distributor to fill the order based on predetermined set of factors, including price of the item, discounts provided and shipping costs.

Suppliers

We source our products from foreign manufacturers and importers located in Taiwan and China, and from U.S. manufacturers and distributors. We typically order stock-and-ship products from our Asian manufacturers and importers, and utilize our U.S. based manufacturers and distributors for our drop-ship orders. We generally place large-volume orders with these suppliers and, as a result, may receive volume discounts on ordered products. Our domestic suppliers offer direct-to-customer shipping, allowing us to save on fulfillment costs and offer a broader selection of products. We have developed application programming interfaces systems with several of these suppliers which allow us to have near real-time information regarding their inventory and pricing, allowing us to determine the optimal drop-ship vendor for each order. We are a significant customer for many of our drop-ship vendors and have long standing relationships with many of these suppliers. As a result, we enjoy favorable pricing as well as volume rebates which we believe many of our competitors do not receive.

We have recently entered into written contracts with two of our major suppliers. Our agreement with WORLDPAC, Inc. has an initial term of two years, and renews automatically. In addition, WORLDPAC may terminate the agreement upon 30 days’ written notice if we exceed maximum return rates on parts purchased from WORLDPAC. Our agreement with Arrow Speed Warehouse, Inc. requires Arrow Speed to use its best efforts to supply our customers with certain specific brand name parts. The agreement has a term of one year and automatically terminates in November of 2007 unless earlier terminated. Arrow Speed may terminate the agreement upon 90 days’ written notice if we breach the agreement, or in the event we materially breach the agreement, Arrow Speed may terminate the agreement immediately without any notice. We do not have material written contracts with any of our other principal suppliers.

Marketing

Our online marketing efforts are designed to attract visitors to our websites, convert visitors into purchasing customers and encourage repeat purchases among our existing customer base. We use a variety of online marketing methods to attract visitors, including paid search advertising, search engine marketing, affiliate programs, e-mail marketing and inclusion in online shopping engines. To convert visitors into paying customers, we also run in-site promotions for discounted purchases. We create cross-selling opportunities by displaying complementary and related products available for sale throughout the purchasing process. For instance, as a customer places an order for a bumper, we offer the bumper brackets needed to complete installation of the specific product. We utilize several marketing techniques, including targeted e-mails about specific vehicle promotions, to maximize customer awareness of our products.

International Operations

We have established offshore and outsourced operations in the Philippines and India. Our offshore and outsourced operations allow us to access a workforce with the necessary technical skills at a significantly lower cost than comparably experienced U.S.-based professionals. Our offshore and outsourced operations are responsible for a majority of our software development, database management, customer service, phone sales, and search engine marketing technologies. Our outsourced operations provide headcount flexibility and scalability, allowing us to add and reduce headcount as needed for our business. In addition to our operations in the Philippines and India, we also have a Canadian subsidiary to facilitate sales of our products in Canada.

Technology

Over the past ten years, we have developed the technological competencies to procure, receive, inventory, market and sell auto parts on the Internet. The processes that support our core business operate on two primary technology platforms.

Our websites are developed on the LAMP stack, running Linux, Apache, MySQL and PHP, enabling us to rapidly develop, test and deploy websites and our proprietary product catalog, while reducing total cost of ownership and improving performance. We have implemented and maintain proprietary application programming interfaces (“APIs”) with all of our significant drop-ship vendors. These APIs provide us with visibility into inventory availability, pricing, shipping and purchasing information from these vendors.

Our purchasing, receiving, financial, reporting, inventory, warehouse and order management systems are developed and deployed on a scalable back-office platform and run on Microsoft technologies such as SQL Server and Dynamics GP with customizations that enhance their capabilities to our specific needs. Our system provides us with a reliable and robust back-end that maintains an audit trail of all transactions and changes to financial data and provides our management with real-time insight into our daily operations. The majority of our technology is developed in-house, which provides for rapid development and better response to the specific requirements of our business and customers. We have designed and implemented web-based interfaces to monitor, maintain and manage the various software components that form the foundation of our technology infrastructure. Our interfaces are a powerful management tool that can be accessed from anywhere in the world through the Internet.

We plan to expand and upgrade our information technology infrastructure to further support our growth by adding more servers, additional data warehousing/reporting applications and augmenting our inventory, order and vendor management applications.

Our data centers, engineers, quality assurance personnel, content writers and development teams are located in various facilities in Carson, California, Trenton, New Jersey, Chennai, India and the Philippines. We operate a sophisticated and redundant international communications infrastructure that provides a reliable and highly scalable medium, as well as our call-centers that answer our customers’ phone calls, chat and e-mails.

Competition

The auto parts industry is competitive and highly fragmented, with products distributed through multi-tiered and overlapping channels. We compete with both online and offline retailers who offer OEM and aftermarket parts to either the DIY or DIFM customer segments. Current or potential competitors include the following:

•	national auto parts retailers such as Advance Auto Parts, AutoZone, CSK Auto, Napa Auto Parts, O’Reilly Automotive and Pep Boys;

•	large online marketplaces such as Amazon.com and eBay;

•	local independent retailers or niche auto parts retailers; and

•	wholesale auto parts distributors such as Keystone Automotive and LKQ Corporation.

We believe the principal competitive factors in our market are maintaining a proprietary product catalog which maps individual parts to relevant auto applications, product selection and availability, price, knowledgeable customer service, and rapid order fulfillment and delivery. We believe we compete favorably on the basis of these factors. However, some of our competitors may be larger, have greater name recognition or may have access to greater financial, technical and marketing resources or have been operating longer than we have.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. In addition, since 1998, most states have passed laws that prohibit or limit the use of aftermarket auto parts in collision repair work and/or require enhanced disclosure or vehicle owner consent before using aftermarket auto parts in such repair work. Additional legislation of this kind may be introduced in the future, and the growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on online companies. These laws may cover issues such as user privacy, spyware and the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, money transfers, pricing, content and quality of products and services, taxation, electronic contracts and other communications and information security.

There is also great uncertainty over whether or how existing laws governing issues such as property ownership, sales and other taxes, auctions, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business. These taxes or restrictions could have an adverse effect on our cash flows and results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

Employees

As of September 30, 2006, we employed 219 people in the United States and 215 people in the Philippines for a total of 434 employees. None of our employees are represented by a labor union, and we have never experienced a work stoppage.

Facilities

Our corporate headquarters and primary distribution centers are located in Carson, California in approximately 153,000 square feet of office and warehouse space. We have additional management, sales, technical and accounting staff at our Trenton, New Jersey office and another 10,000 square-foot distribution center in Nashville, Tennessee. We lease approximately 12,900 square feet of office space in the Philippines for our employees located in that country. We lease all of our facilities under leases which expire between December 31, 2006 and March 31, 2009. We believe our existing facilities will be sufficient for our needs for at least the next twelve months.

Legal Proceedings

On December 2, 2005, Ford Global Technologies, LLC (“Ford”) filed a complaint with the United States International Trade Commission (“USITC”) against us and five other named respondents, including four Taiwan-based manufacturers. On December 12, 2005, Ford filed an amended complaint. Both the complaint and the amended complaint allege that we and the other respondents infringed 14 design patents that Ford alleges cover eight parts on the 2004-2005 Ford F-150 truck (the “Ford Design Patents”). Ford has asked the USITC to issue a permanent general exclusion order excluding from entry into the United States all automotive parts that infringe the Ford Design Patents and that are imported into the United States, sold for importation in the United States, or sold within the United States after importation. Ford also seeks a permanent order directing us and the other respondents to cease and desist from, among other things, selling, marketing, advertising, distributing and offering for sale imported automotive parts that infringe the Ford Design Patents. We filed our response to the complaint with the USITC in January 2006 denying, among other things, that any of the Ford Design Patents is valid and/or enforceable and, accordingly, denying each and every allegation of infringement. We also asserted several affirmative defenses, any of which, if successful, would preclude the USITC from granting any of Ford’s requested relief. Some of these affirmative defenses were struck by the Administrative Law Judge (“ALJ”) in response to a motion by Ford. Additionally, four of the Ford Design Patents were dropped from the investigation at Ford’s request. A hearing before the ALJ occurred in August 2006, and the ALJ issued a preliminary ruling on December 4, 2006. The ALJ upheld the validity of seven of the ten Ford Design Patents and ruled that the importation of automotive parts allegedly covered by these seven patents violates Section 337 of the Tariff Act of 1930, as amended. This ruling is subject to review by the USITC Commissioners, and we expect a final determination on or before March 5, 2007. We and the other respondents intend to file a petition urging the USITC Commissioners to review and reverse the portions of the initial determination upholding seven of the ten patents, as well as earlier rulings by the ALJ. The USITC has 45 days from the date of service of the initial determination to decide whether or not it will grant, in whole or in part, a petition for review. If the petition is granted, the USITC will then set a briefing schedule and we expect a final determination on or before March 5, 2007. If the USITC ultimately finds a violation of Section 337, it may issue an order prohibiting further importation of the covered parts into the United States. The USITC’s actions are subject to review by the President of the United States, who has the authority to approve or disapprove the USITC’s action. After the end of such review period, the USITC’s final decision can be appealed to the United States Court of Appeals for the Federal Circuit. To date, our sales of these parts have been minimal, but as the design for the 2004 model is incorporated into later year models of the F-150 and these trucks have been on the road longer, sales of aftermarket replacement parts for these trucks may increase substantially. If the USITC were to uphold the ALJ’s preliminary ruling, it is not anticipated that the loss of sales of these parts over time would be materially adverse to our financial condition or results of operations. However, Ford and other car manufacturers may attempt to assert similar allegations based upon design patents on a significant number of parts for other models, which over time could have a material adverse impact on us and the entire aftermarket parts industry.

From time to time, we may be subject to other legal proceedings and claims in the ordinary course of our business, including claims based on pricing errors and/or other errors in product information or advertisements. These claims, even if not meritorious, could be costly and time consuming and could divert our management and key personnel from our business operations. In connection with such litigation, we may be subject to significant damages or equitable remedies relating to the operation of our business and the sale of products on our website. The uncertainty of litigation increases these risks. Any such litigation may materially harm our business, results of operations and financial condition.

MANAGEMENT

Executive Officers and Directors

The following table provides information with respect to our directors, executive officers and certain significant employees as of November 30, 2006.

Name	Age	Position(s)
Sol Khazani	47	Co-Founder and Chairman of the Board
Mehran Nia	41	Co-Founder, Chief Executive Officer, President and Director
Ben Elyashar	36	Co-Founder and Vice President, Operations
Michael J. McClane	37	Chief Financial Officer, Executive Vice President of Finance, Treasurer and Secretary
Richard Pine	55	Vice President, East Coast Operations and Director
Alexander Adegan	37	Chief Information Officer
Houman Akhavan	28	Vice President of Marketing
Howard Tong	36	Chief Operating Officer
Massoud Entekhabi (1)(2)(3)	52	Director
Fredric W. Harman	46	Director
Robert J. Majteles (1)(2)(3)	42	Director
Ellen F. Siminoff (1)(2)(3)	39	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Sol Khazani is a co-founder of U.S. Auto Parts and has been our Chairman of the Board since January 2001. Mr. Khazani also served as our Chief Financial Officer from January 2001 to April 2005 and as a Vice President from October 1995 to January 2001. Since 1995, Mr. Khazani has served as the Vice President of American Condenser, Inc., a company that he co-founded which manufactures air-conditioning condensers for automotive and industrial applications. In 1995, Mr. Khazani founded Kool-Vue, an importer and distributor of automotive replacement mirrors, and served as its president from 1995 until 2002. Mr. Khazani holds a B.S. degree in accounting and an M.B.A. from National University in San Diego.

Mehran Nia is a co-founder of U.S. Auto Parts and has been our Chief Executive Officer and President and a director since October 1995. From October 1995 to January 2001, Mr. Nia also served as our Chief Financial Officer. Mr. Nia holds a B.A. degree in biology from San Diego State University.

Ben Elyashar is a co-founder of U.S. Auto Parts and has served as our Chief Operating Officer since February 2006, our Vice President, Operations since October 2006, and has served as a director, our Secretary and in various other operational positions with us since October 1995. Mr. Elyashar holds a B.S. degree in biology from California State University, Northridge.

Michael J. McClane has been our Chief Financial Officer, Vice President of Finance and Treasurer since September 2005 and became our Executive Vice President, Finance and our Secretary in October 2006. From June 2003 to June 2005, Mr. McClane served as the Chief Financial Officer of Storecast Merchandising Corporation, a nationwide provider of merchandising services. From February 2000 to March 2003, Mr. McClane served as the Vice President of Finance and Corporate Development of FASTNET Corporation, a NASDAQ listed provider of Internet services, and he served as its controller from August 1999 to February 2000. From 1992 to 1999, Mr. McClane was an accountant in the enterprise audit group with Arthur Andersen LLP, a certified public accounting firm. Mr. McClane is licensed as a certified public accountant and holds a B.A. degree in business economics with an accounting concentration from the University of California, Santa Barbara.

Richard Pine has been our Vice President, East Coast Operations since May 2006 and a director since June 2006. Mr. Pine was a co-founder and the Chief Executive Officer of Partsbin, a distributor of aftermarket automobile parts, from December 2000 until we acquired Partsbin in May 2006. From 1995 to 1996, Mr. Pine also operated TheBenzBin, a company that he co-founded which specialized in the sale and distribution of automobile replacement parts for Mercedes-Benz automobiles. From 1980 to 1995, Mr. Pine was the proprietor of CarMedic, an automotive repair facility. Mr. Pine holds a B.S. degree in management and an M.B.A. from the University of Dayton.

Alexander Adegan has been our Chief Information Officer since May 2006. From January 2000 to May 2006, Mr. Adegan served as the founder, President and Chief Executive Officer of uParts, Inc., a developer of electronic networks for auto parts suppliers, repair facilities and insurance companies. From August 1996 to September 1999, Mr. Adegan served as President of Legend Software, Inc., a company he founded that developed and distributed software applications for technical and fundamental analysis of mutual funds, indexes, equities, and derivatives. Mr. Adegan holds a B.S. degree in computer science from the University of Maryland at College Park.

Houman Akhavan has been our Vice President of Marketing since January 2006. From February 2000 to July 2004, Mr. Akhavan served as the founder and Chief Strategy Officer of Edigitalweb, Inc., an online marketing and software development firm. Edigitalweb’s clients included U.S. Auto Parts and Partsbin. From August 2004 to December 2005, Mr. Akhavan continued to serve as a consultant to U.S. Auto Parts.

Howard Tong has been our Chief Operating Officer since November 2006. From January 2001 to November 2006, Mr. Tong served as vice president of Newegg.com, an online retailer of technology parts and products, and was involved in many critical aspects of its operations. Prior to that, from January 1999 to January 2001, Mr. Tong served as the General Manager of Internet/e-commerce at ABS Computer Technologies, Inc., a provider of computing solutions. Mr. Tong holds a B.S. degree in architectural engineering from Pennsylvania State University.

Massoud Entekhabi has been a director since June 2006. Since January 2004, Mr. Entekhabi has served as the managing director of Zenith Equity Partners, a private equity firm. Prior to that, from July 2000 to December 2003, Mr. Entekhabi served as Managing Director of TL Ventures, a venture capital firm. From September 1973 to July 2000, Mr. Entekhabi was employed by PricewaterhouseCoopers LLP (and its predecessor, Coopers & Lybrand LLP), where he was a partner from 1987 to July 2000. From January 2005 to September 2005, Mr. Entekhabi served as a director of Fastclick, Inc., a provider of Internet advertising technologies and services. Mr. Entekhabi currently serves as a director and chairman of the audit committee of Gmarket, Inc., a Korean e-commerce marketplace, and as a director of Ixia, a provider of IP network testing solutions. Mr. Entekhabi is licensed as a certified public accountant.

Fredric W. Harman has been a director since March 2006. Mr. Harman is a Managing Partner of Oak Investment Partners, a venture capital firm, which he joined as a General Partner in 1994. From 1991 to 1994, Mr. Harman served as a General Partner of Morgan Stanley Venture Capital. Mr. Harman currently serves as a director of Internap Network Services Corporation, an Internet infrastructure company, and several privately held companies. Mr. Harman holds B.S. and M.S. degrees in electrical engineering from Stanford University and an M.B.A. from the Harvard Business School.

Robert J. Majteles has been a director since November 2006. Mr. Majteles currently serves as the Managing Member of Treehouse Capital, LLC, an investment management company which he founded in June 2001. Mr. Majteles also serves on the boards of directors of Adept Technology, Inc., Macrovision

Corporation, Unity Corporation, Vertical Communications, Inc. and World Heart Corporation. Mr. Majteles holds a B.A. degree in political science from Columbia University and a J.D. from Stanford Law School.

Ellen F. Siminoff has been a director since November 2006. Since March 2004, Ms. Siminoff has served as the President and Chief Executive Officer of Efficient Frontier, Inc., a provider of paid search engine marketing solutions. Prior to that, from 1996 to February 2002, Ms. Siminoff served in various capacities at Yahoo!, including as Senior Vice-President of Entertainment and Small Business and Senior Vice President of Corporate Development. Ms. Siminoff also serves as a director of three privately-held companies, including Efficient Frontier. Ms. Siminoff holds an A.B. degree in economics from Princeton University and an M.B.A. from Stanford University.

Messrs. Khazani and Nia are brothers-in-law. Mr. Nia is also the cousin of Mr. Elyashar. Other than the relationships between Messrs. Khazani, Nia and Elyashar, there are no other family relationships among any of our directors or executive officers.

Classified Board of Directors

Our board of directors currently consists of seven members. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Effective upon the closing of this offering, we will divide the terms of office of the directors into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2007;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2008; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2009.

Upon the closing of this offering, Class I shall consist of Messrs.              and             , Class II shall consist of Messrs.              and             , and Class III shall consist of Messrs.             ,              and             . At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors or affirmative vote of at least 66 2/3% of our outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Mr. Harman was elected to serve as a member of our board of directors pursuant to a voting agreement entered into in March 2006 by and among us and certain of our stockholders. Pursuant to the voting agreement, Mr. Harman was selected as a representative of the holders of a majority of our Series A preferred stock. Mr. Pine was elected to serve as a member of our board of directors pursuant to the acquisition agreement entered into in May 2006 by and among us, Partsbin and the stockholders of Partsbin. The voting agreement terminates upon the consummation of this offer, and the arrangement under the acquisition agreement is not a continuing obligation. Messrs. Harman and Pine will continue to serve as directors until their resignation or until their successors are duly elected by holders of our common stock.

Board Committees

Our board of directors has an audit committee and a compensation committee and, prior to the closing of this offering, will have a nominating and corporate governance committee.

Audit Committee. Our audit committee consists of Messrs. Entekhabi and Majteles and Ms. Siminoff. All members of the audit committee are independent directors, as defined in the NASDAQ Stock Market qualification standards. Mr. Entekhabi qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	pre-approving audit and non-audit services to be rendered by our independent auditors;

•	engaging and determining the compensation of our independent auditors and oversight of the work of our independent auditors;

•	reviewing our financial statements and periodic reports and discussing the statements and reports with our management and independent auditors, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters;

•	reviewing our financing plans and reporting recommendations to our full board of directors for approval and to authorize action; and

•	administering and discussing with management and our independent auditors our Code of Ethics.

Both our independent auditors and internal financial personnel regularly meet privately with the audit committee and have unrestricted access to this committee.

Compensation Committee. Our compensation committee currently consists of Messrs. Entekhabi and Majteles and Ms. Siminoff. All members of the compensation committee are independent directors, as defined in the NASDAQ Stock Market qualification standards. The functions of this committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our employee benefit plans;

•	reviewing and approving executive officer and director indemnification and insurance matters; and

•	advising and consulting with our officers regarding managerial personnel and development.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is comprised of Messrs. Entekhabi and Majteles and Ms. Siminoff. All members of the nominating and corporate governance committee are independent directors, as defined in the NASDAQ Stock Market qualification standards. The functions of this committee include:

•	identifying qualified candidates to become members of our board of directors;

•	selecting nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected);

•	selecting candidates to fill vacancies of our board of directors;

•	developing and recommending to our board of directors our corporate governance guidelines; and

•	overseeing the evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Director Compensation

We pay Mr. Entekhabi $12,500 per quarter for his service as a director of our company and intend to continue to pay such cash compensation to him after the consummation of this offering. We pay each of our other non-employee directors, other than Mr. Harman, $20,000 per year for his or her service as a director and an additional $2,500 per year for each board committee on which he or she serves. The chairperson of a committee receives $5,000 per year for service on such committee. In addition, we reimburse our directors for any out-of-pocket expenses in connection with attending meetings of our board of directors and committees of the board of directors.

Our directors may participate in our stock option plans. In 2005, we did not grant stock options to any of our directors. In June 2006, we granted to Mr. Entekhabi an option to purchase up to 182,000 shares of our common stock at an exercise price of $5.50 per share. In November 2006, we granted to each of Mr. Majteles and Ms. Siminoff an option to purchase up to 50,000 shares of our common stock at an exercise price of $7.01 per share. One third of each option granted to the non-employee directors vests on the first anniversary of the option grant date and the balance of each option vests in 24 equal monthly installments thereafter. Any independent director who is first elected to the board of directors following this offering will be granted an option to purchase 50,000 shares of our common stock on the date of his or her initial election to the board of directors. These options will have an exercise price per share equal to the fair market value of our common stock on the date of grant and will vest over a three year period, subject to the director’s continuing service on our board of directors. The term of each option granted to a non-employee director shall be ten years. These options will be granted under our 2006 Omnibus Incentive Plan.

Employment Contracts and Termination of Employment and Change of Control Arrangements

We entered into a five year employment agreement with Michael McClane, our Chief Financial Officer, Executive Vice President of Finance, Treasurer and Secretary, in December 2006, pursuant to which Mr. McClane’s annual salary will be at least $225,000, subject to increase from time to time at the discretion of our board of directors. Mr. McClane is also entitled to an annual discretionary bonus of up to $100,000. In the event Mr. McClane’s employment is terminated for any reason other than for cause, then we will be required to pay six months of severance to Mr. McClane if such termination occurs prior to September 18, 2007, and one year of severance if such termination occurs after September 18, 2007. Pursuant to this agreement, Mr. McClane is also entitled to participate in all of our employee benefit programs offered to other executive officers.

In 2006, Mr. McClane was granted two stock options to purchase shares of our common stock, as follows: (i) an option granted on March 1, 2006 to purchase up to 70,400 shares at an exercise price equal to $4.26 per share (which was above fair value); and (ii) an option granted on March 28, 2006 to purchase up to 444,700 shares at an exercise price equal to $4.07 per share, which was equal to the purchase price of our

Series A convertible preferred stock sold in March 2006. Mr. McClane’s stock option agreements provide that in the event of an involuntary termination of Mr. McClane’s service with us within 12 months after a change in control of U.S. Auto Parts, then all unvested option shares will immediately vest and will remain exercisable until the earlier of (i) the expiration of such options, or (ii) one year after the termination of his service.

We entered into an employment agreement with Richard Pine on May 19, 2006 pursuant to which he agreed to serve as our Vice President of Operations. The agreement provides for a two-year term of employment, but we may terminate Mr. Pine’s employment at any time during such term for cause. If Mr. Pine is terminated for any reason other than for cause within the first two years of his employment, Mr. Pine is entitled to receive a severance payment equal to the remainder of his unpaid salary for the two year term. Mr. Pine’s annual salary is $200,000 subject to adjustment from time to time in accordance with our standard compensation policies. Additionally, pursuant to this agreement, Mr. Pine was granted an option to purchase up to 498,000 shares of our common stock under our 2006 Equity Incentive Plan at an exercise price of $5.50 per share. Mr. Pine is also entitled to participate in all of our sponsored employee benefit programs.

We entered into an employment agreement with Howard Tong in November 2006, pursuant to which he agreed to serve as our Chief Operating Officer. Mr. Tong’s annual salary is $220,000, and Mr. Tong is also eligible to receive a discretionary bonus of up to $100,000 per year. In the event Mr. Tong’s employment is terminated for any reason other than for cause, then we will be required to pay six months of severance to Mr. Tong if the termination occurs within the first two years of his service and 12 months of severance if the termination occurs after the first two years of his service. Mr. Tong is entitled to participate in all of our sponsored employee benefit programs. In November 2006, Mr. Tong was granted an option to purchase up to 450,000 shares of our common stock at an exercise price of $7.01 per share.

The stock option granted to Massoud Entekhabi, one of our directors, provides that the option will fully vest in the event of a change in control of U.S. Auto Parts and will continue to be exercisable until the earlier of (a) one year following the change in control or (b) the termination date of the option.

Executive Compensation

The following table shows information regarding the compensation earned during the fiscal year ended December 31, 2005 by our Chief Executive Officer and our other most highly compensated executive officer whose salary and bonus exceeded $100,000 for such fiscal year. The table also includes information regarding Michael McClane, our Chief Financial Officer, who joined us in September 2005 and whose annualized compensation would have exceeded $100,000 if he had been employed at the beginning of 2005. The officers listed below will be collectively referred to as the “named executive officers” in this prospectus. We provide our named executive officers with non-cash group life and health benefits generally available to all salaried employees. These benefits are not included in the table below due to applicable Securities and Exchange Commission rules. Except as indicated below, no named executive officer received personal benefits or perquisites that exceeded the lesser of $50,000 or 10% of his total annual salary and bonus in fiscal year 2005.

Summary Compensation Table

				Long-Term Compensation
	Annual Compensation			Awards
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Shares of Common Stock Underlying Options (#)
Mehran Nia Co-Founder, Chief Executive Officer, President and Director	$400,000	$—	$—	—
Ben Elyashar Co-Founder, Vice President, Operations	300,000	—	—	—
Michael J. McClane(1) Chief Financial Officer, Executive Vice President of Finance, Treasurer and Secretary	46,442	—	10,000(2)	—

(1)	Mr. McClane joined us in September 2005.

(2)	Consists of payment of relocation costs.

Option Grants in Last Fiscal Year

We did not grant any options to purchase shares of our common stock to any of our named executive officers in 2005. We also have not granted any stock appreciation rights.

Year-End Option Holdings

For the year ended December 31, 2005, no named executive officers held any options to purchase shares of our common stock, and no named executive officer exercised any options to purchase our common stock.

Employee Benefit Plans

U.S. Auto Parts Network, Inc. 2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan (the “2006 Incentive Plan”) was adopted by our board of directors and approved by our stockholders in March 2006. A total of 4,365,340 shares of our common stock have been reserved for issuance under the 2006 Incentive Plan. Under the 2006 Incentive Plan, we are authorized to grant to officers and other employees options to purchase shares of our common stock intended to qualify as incentive stock options, as defined under Section 422 of the Internal Revenue Code of 1986, and are authorized to grant to employees, consultants or independent advisors options that do not qualify as incentive stock options under the Internal Revenue Code. All options granted under the 2006 Incentive Plan have terms not exceeding ten years and are immediately exercisable but vest over time. Options granted under the 2006 Incentive Plan are not transferable by the recipient except by will or by the laws of descent and distribution. As of September 30, 2006, options to purchase 4,027,560 shares of our common stock were outstanding under the 2006 Incentive Plan at a weighted average exercise price of $4.92 per share. No further option grants will be made under the 2006 Incentive Plan after the date of the effectiveness of the registration statement of which this prospectus forms a part. Although no further options will be granted under the 2006 Incentive Plan, all outstanding options will continue to be governed by the terms and conditions of this plan.

RELATED PARTY TRANSACTIONS

Since December 31, 2002, there has not been, nor is there any proposed transaction where we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation agreements and other agreements and transactions which are described in “Management” and the transactions described below. We believe that the agreements and transactions described below were generally on terms that were comparable to terms we could have obtained from unaffiliated third parties.

Transactions with Nia Chloe Enterprises, LLC

Since November 2003, we have leased our corporate headquarters and primary warehouse and certain equipment from Nia Chloe Enterprises, LLC, an entity owned by Mehran Nia, Ben Elyashar and Sol Khazani. Mr. Khazani is our Chairman of the Board and one of our stockholders. Mr. Nia is our Chief Executive Officer, President and a director, as well as a stockholder. Mr. Elyashar is our Chief Operating Officer, a director and a stockholder. Lease payments and expenses associated with this arrangement totaled $106,000, $420,000 and $475,000 in the years ended December 31, 2003, 2004 and 2005, respectively, and $415,000 for the nine months ended September 30, 2006.

We had guaranteed Nia Chloe’s loans from two banks in the aggregate amount of $3.4 million with respect to the property that we lease from it. These guarantees were terminated in March 2006.

An unsecured, non-interest bearing loan of $94,000 was due to Nia Chloe and payable upon demand as of December 31, 2004. This loan was repaid in full in 2005. An unsecured, non-interest bearing receivable totaling $76,000 was due from Nia Chloe as of December 31, 2003 but the balance was repaid by us in 2004.

Transactions with MBS Marketing, Inc.

In June 2005, MBS Marketing, Inc., an Internet marketing company which was owned by Messrs. Khazani, Nia and Elyashar, was merged into us. Prior to the merger, MBS Marketing provided marketing services to us and received an aggregate of $10,000, $498,000 and $338,000 from us in the years ended December 31, 2003, 2004 and 2005, respectively.

Transactions with MBS Tek Corporation

MBS Tek Corporation, through which we manage certain of our international operations, was previously owned primarily by Messrs. Khazani, Nia and Elyashar. In September 2006, MBS Tek was recapitalized and Messrs. Khazani, Nia and Elyashar transferred all of their shares to us. All of the shares of MBS Tek are now held by us, except for five shares in the aggregate, representing approximately 0.1% of the total number of shares of MBS Tek outstanding, of which each of Messrs. Nia and McClane hold one share. For the year ended December 31, 2005 and for the nine months ended September 30, 2006, we paid MBS Tek an aggregate of $398,000 and $759,000, respectively, in connection with marketing, software development, sales and customer service.

Transactions with Sol Khazani and His Affiliates

Prior to November 2003, we leased our corporate headquarters and primary warehouse facility from Mr. Khazani and his spouse. Lease payments and expenses under this arrangement totaled $271,000 for the year ended December 31, 2003.

We paid American Condenser, Inc. (previously Perfect Cooling Products, Inc.), which is owned by Mr. Khazani, consulting fees for Mr. Khazani’s consulting services. Our payments for these consulting services totaled $120,000 in 2005 and $30,000 during the nine months ended September 30, 2006. Our consulting arrangement with Mr. Khazani and American Condenser was terminated in April 2006.

From time to time, we have purchased inventory from Saman, Inc., d/b/a American Condenser, which is owned by Mr. Khazani and his brother. There is no agreement that requires us to purchase products from Saman. Our purchases from Saman in the years ended December 31, 2003, 2004 and 2005 and in the nine months ended September 30, 2006 totaled $253,000, $185,000, $415,000 and $336,000, respectively. Since November 2003, Saman has used a portion of our facility located in Nashville, Tennessee. In the years ended December 31, 2004 and 2005, Saman paid to us $41,000 and $36,000, respectively, as payment for its use of such portion of our Tennessee facility.

Transactions with Mehran Nia or Persons Affiliated with Mehran Nia

In 2004, in order to support our online marketing efforts, we purchased through MBS Marketing, an aggregate of $2.9 million of software from a company owned in part by the brother-in-law of Mr. Nia. We issued two promissory notes to this company in connection with these software purchases at an interest rate of 5.0% per annum. The notes were personally guaranteed by Messrs. Nia and Khazani and were repaid in full in 2006. Since the software purchases in 2004, we have continued to purchase software and other products and services from this company. Our payments to this company for such services and products in 2003, 2004 and 2005 totaled $665,000, $827,000 and $23,000, respectively.

We also purchased warehouse equipment from Mr. Nia in 2004 at a purchase price of $83,000. The amounts owing to Mr. Nia for these purchases were paid in full in 2005.

Another entity owned by the brother-in-law of Mr. Nia provides printing services for us. For the years ended December 31, 2003, 2004 and 2005, we paid this entity $62,000, $120,000 and $101,000, respectively, for such services.

Transactions with Ben Elyashar or Persons Affiliated with Ben Elyashar

We purchase warehouse supplies from Solomon Disposable Supplies, which is owned by the brother of Mr. Elyashar. In the year ended December 31, 2005 and in the nine months ended September 30, 2006, we paid to Solomon Disposable Supplies an aggregate of $114,000 and $97,000, respectively.

In addition, one of Mr. Elyashar’s brothers received wages from us of approximately $61,000, $69,000 and $79,000 in 2003, 2004 and 2005, respectively, as an employee in our sales department. Mr. Elyashar’s brother remains employed by us and continues to receive wages.

Other Related Party Transactions

In 2003 and 2004, we recorded, as non-interest bearing loans, certain amounts associated with capital account balance adjustments resulting from certain S corporation tax distributions we made to Messrs. Nia and Elyashar (as two of our three stockholders in 2003 and 2004). The total amounts of the loans recorded for Mr. Nia in 2003 and 2004 were $85,000 and $259,000, respectively. The total amounts of the loans recorded for Mr. Elyashar in 2003 and 2004 were $80,000 and $97,000, respectively. As of September 30, 2006, there were no amounts outstanding under these loans.

In March 2006, concurrently with our recapitalization and the termination of our S corporation status, we distributed to our stockholders an aggregate of $51.7 million in cash. Messrs. Khazani, Nia and Elyashar, who were our only stockholders as of March 2006, received an aggregate of $51.7 million, in proportion to their ownership of our company.

In connection with our acquisition of Partsbin in May 2006, we issued to Richard Pine, our Vice President, East Coast Operations and one of our directors, a promissory note in the principal amount of approximately $1.9 million, which bears interest at LIBOR, all of which was outstanding as of September 30, 2006. We intend to repay this note in full upon completion of this offering. See “Use of Proceeds.” Mr. Pine’s son-in-law has also been employed by U.S. Auto Parts since the Partsbin acquisition in May 2006 at an annual salary of $100,000.

In September 2002, a company owned by Mr. Khazani was sued by its landlord, alleging a breach of its lease. We were a sublessee to the property and were added as a co-defendant in the lawsuit, which was settled in March 2003. In October 2004, we were also named as a cross-defendant in a lawsuit filed by an insurance company regarding an insurance claim made by a business owned by Mr. Nia. We paid approximately $29,000, $84,000 and $118,000 during the years ended December 31, 2003, 2004 and 2005, respectively, to defend and settle these lawsuits.

In October 2006, we entered into a services agreement with Efficient Frontier, Inc., a provider of paid search engine marketing solutions. Ellen Siminoff, one of our directors, is the President and Chief Executive Officer of Efficient Frontier. The agreement provides for an initial payment to Efficient Frontier of $5,000, and monthly payments thereafter based on our total online marketing budget spent at Internet search engines through the use of Efficient Frontier, subject to certain minimums. The agreement automatically renews for six month periods, but either party may terminate the agreement at any time without cause upon 30 days’ prior written notice.

We have entered into, or intend to enter into, indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL STOCKHOLDERS

The following table indicates information as of November 30, 2006 regarding the ownership of our common stock by:

•	each person who is known by us to own more than 5% of our shares of common stock;

•	each named executive officer;

•	each of our directors; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 36,388,226 shares of common stock outstanding as of November 30, 2006, which assumes the conversion of all of our outstanding preferred stock into 11,055,425 shares of common stock immediately prior to the completion of this offering, and              shares of common stock outstanding upon consummation of this offering. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares subject to options that are exercisable within 60 days following November 30, 2006 are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

		Percent of Shares Beneficially Owned
Name and Address of Beneficial Owners(1)	Number of Shares Beneficially Owned	Prior to Offering	After Offering
Oak Investment Partners XI, L.P.(2)	11,055,425	30.4%
Sol Khazani(3)	9,350,000	25.7
Mehran Nia(4)	9,920,612	25.7
Ben Elyashar(5)	2,729,388	9.1
Michael J. McClane(6)	515,100	1.4
Richard Pine(7)	1,681,323	4.6
Massoud Entekhabi(6)	182,000	*
Fredric W. Harman(2)	11,055,425	30.4
Robert J. Majteles(6)	50,000	*
Ellen F. Siminoff(6)	50,000	*
All directors and executive officers as a group (12 persons)(8)	36,706,120	94.7%

*	Less than one percent

(1)	Except for Oak Investment Partners XI, L.P., the address for each of the persons listed is c/o U.S. Auto Parts Network, Inc. at 17150 South Margay Avenue, Carson, California 90746. The address for Oak Investment Partners XI, L.P. is 525 University Avenue, Suite 1300, Palo Alto, California 94301.

(2)

Consists of shares of common stock issuable at the closing of this offering upon conversion of all of the outstanding Series A convertible preferred stock. Mr. Harman is a Managing Member of Oak Associates XI, LLC (“Oak Associates”), the general partner of Oak Investment Partners XI, L.P. (“Oak Partners”). Mr. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer, and David B. Walrod all serve as Managing Members (the “Managing Members”) of Oak Associates. Oak Associates, as the general partner of Oak Partners, may be deemed to have beneficial ownership of the shares held by Oak Partners. The Managing Members have shared voting and investment control over all of the shares held by Oak Associates and therefore may be deemed to share beneficial ownership of the shares held by Oak Associates by virtue of their status as the controlling persons of Oak Associates. Each Managing Member disclaims beneficial ownership of the shares held by Oak Partners, except to the extent of each such Managing Member’s pecuniary interest therein.

(3)	Consists of (i) 8,636,734 shares held by the Khazani Living Trust established October 26, 2004, of which Mr. Khazani and his spouse are the co-trustee and beneficiaries, and (ii) 713,266 shares in the aggregate held in annuity trusts established by Mehran Nia and his spouse, for which Mr. Khazani and his spouse serve as Special Trustees with shared voting power. Mr. Khazani is our Chairman of the Board and one of our co-founders.

(4)	Consists of (i) 8,636,734 shares held by the Nia Living Trust established September 24, 2004, of which Mr. Nia and his spouse are the co-trustee and beneficiaries, (ii) 713,266 shares in the aggregate held in annuity trusts established by Sol Khazani and his spouse, for which Mr. Nia serves as Special Trustees with shared voting power, and (iii) 570,612 shares in the aggregate held in annuity trusts established by Benhoor Elyashar and his spouse, for which Mr. Nia serves as Special Trustee with sole voting power. Mr. Nia is our Chief Executive Officer and President, a director and one of our co-founders.

(5)	Consists of shares held by the Elyashar Living Trust established August 4, 2004, of which Mr. Elyashar and his spouse are the co-trustees and beneficiaries. Mr. Elyashar is our Vice President of Operations and one of our co-founders.

(6)	Consists solely of shares issuable upon exercise of outstanding options which are currently exercisable.

(7)	Includes 441,750 shares issuable upon exercise of outstanding options which are currently exercisable.

(8)	Includes 2,383,850 shares issuable upon exercise of outstanding options which are currently exercisable.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities and provisions of our certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate and bylaws which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the certificate of incorporation that will be adopted by us immediately prior to the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of                      shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share.

Common Stock

Currently, we are authorized to issue 50,000,000 shares of common stock. At September 30, 2006, 25,332,801 shares of common stock were outstanding and held of record by eight holders. Under the certificate of incorporation and bylaws, holders of common stock do not have cumulative voting rights. Holders of shares representing a majority of the voting power of common stock can elect all of the directors. The holders of the remaining shares will not be able to elect any directors. The shares of common stock offered by this prospectus, when issued, will not be subject to any redemption or sinking fund provisions. Holders of common stock do not have any preemptive, subscription or conversion rights.

Holders of common stock are entitled to receive dividends declared by the board of directors out of legally available funds, subject to the rights of preferred stockholders, if any, and the terms of any existing or future agreements between us and our lenders. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying cash dividends in the foreseeable future. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, common stockholders are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities, and subject to the prior rights of any holders of outstanding shares of preferred stock, if any.

Preferred Stock

As of September 30, 2006, there were 11,055,425 shares of Series A convertible preferred stock held by one stockholder of record. Upon consummation of this offering, each share of Series A convertible preferred stock will convert into one share of our common stock such that all of the outstanding preferred stock will convert into an aggregate of 11,055,425 shares of our common stock.

Upon the closing of this offering, the board of directors will be authorized to issue from time to time up to an aggregate of              shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each of these series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of a series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control. We currently have no plans to issue any shares of preferred stock.

We believe that the ability to issue preferred stock without the expense and delay of a special stockholders’ meeting will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. This also permits the board of directors to issue preferred stock containing terms which could impede the completion of a takeover attempt, subject to limitations imposed by the securities laws. The board of directors will make any determination to issue these shares based on its judgment as to the best interests of U.S. Auto Parts and our stockholders at the time of issuance. This could discourage an acquisition attempt or other transaction which stockholders might believe to be in their best interests or in which they might receive a premium for their stock over the then market price of the stock.

Anti-Takeover Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. Provisions of the certificate of incorporation and bylaws may make it more difficult to acquire control of us. These provisions could deprive stockholders of the opportunity to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the stock and are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage transactions which may involve an actual or threatened change in control of us;

•	discourage tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of us to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

Classified Board of Directors; Removal; Filling Vacancies and Amendment. Upon the closing of this offering, our certificate of incorporation and bylaws will provide for the board to be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate of incorporation will authorize only the board to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. The certificate of incorporation will also provide that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

Special Stockholder Meetings. The certificate of incorporation will provide that special meetings of the stockholders for any purpose or purposes, unless required by law, shall be called by the Chairman of the

Board or a majority of the entire board. A special meeting of the stockholders may not be held absent a written request of this nature. The request shall state the purpose or purposes of the proposed meeting. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Written Consent; Special Meetings of Stockholders. The certificate of incorporation will prohibit the taking of stockholder action by written consent without a meeting. These provisions will make it more difficult for stockholders to take action opposed by the board of directors.

Amendment of Provisions in the Certificate of Incorporation. The certificate of incorporation will generally require the affirmative vote of the holders of at least two-thirds of the outstanding voting stock in order to amend any provisions of the certificate of incorporation concerning:

•	the removal or appointment of directors;

•	the authority of stockholders to act by written consent;

•	the required vote to amend the certificate of incorporation;

•	calling a special meeting of stockholders;

•	procedure and content of stockholder proposals concerning business to be conducted at a meeting of stockholders; and

•	director nominations by stockholders.

These voting requirements will make it more difficult for minority stockholders to make changes in the certificate of incorporation that could be designed to facilitate the exercise of control over us.

Options and Warrants

As of September 30, 2006, options to purchase a total of 4,027,560 shares of common stock were outstanding, at a weighted average exercise price of $4.92 per share. Up to                      additional shares of common stock were reserved for future issuance under our stock plans. For a more complete discussion of our stock option plans, please see “— Employee Benefit Plans.”

As of September 30, 2006, warrants to purchase up to an aggregate of 140,554 shares of common stock were outstanding, at a weighted average exercise price of $4.38 per share. Each warrant expires and terminates upon the earlier of three years from the date of issuance of such warrant or a deemed liquidation of our company. The exercise prices and the shares issuable upon exercise are subject to adjustment in the event of stock dividends, stock splits, reorganizations and reclassifications.

Registration Rights

Upon consummation of this offering, the holders of 11,055,425 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares, or registrable securities, under the Securities Act, as follows:

Demand Registration Rights. Commencing the earlier of September 3, 2007 or six months after the closing of this offering, the holders of shares representing at least a majority of the registrable securities may request that we register all or a portion of their shares of registrable securities with an aggregate offering price of at least $10.0 million. Upon their request, we must, subject to some restrictions and limitations, use reasonable best efforts to cause a registration statement covering the number of shares of registrable securities that are subject to the request to become effective. The holders of registrable securities may only require us to file a maximum of two registration statements in response to their demand registration rights, and we may delay such registration under certain circumstances for up to 90 days no more than once in any twelve month period.

Piggyback Registration Rights. In the event that we propose to register any of our securities under the Securities Act, the holders of registrable securities are entitled to notice of such registration and are entitled to include their registrable securities in such registration, subject to certain marketing and other limitations. These registration opportunities are unlimited, but the number of shares that may be registered may be cut back in limited situations by the underwriters.

Form S-3 Registration Rights. The holders of registrable securities may request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the aggregate price of the shares sought to be offered to the public by the holders of registrable securities is at least $5,000,000. The holders of registrable securities may only require us to file two registration statements on Form S-3 in any twelve month period, and we may delay such registration under certain circumstances for up to 90 days no more than once in any twelve month period.

We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of these registrations. These registration rights terminate upon the earlier of five years after this offering or such time as all of the shares of registrable securities may be sold under Rule 144 under the Securities Act of 1933, as amended, during any three-month period provided that we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have              shares of common stock outstanding assuming no exercise of any options after September 30, 2006. Of this amount, the              shares offered by this prospectus will be available for immediate sale in the public market as of the date of this prospectus. Following the expiration of 180-day lockup agreements with the representatives of the underwriters or U.S. Auto Parts, 36,388,226 shares will be available for sale in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144.

Days after the Date of this Prospectus	Approximate Number of Shares Eligible for Future Sale	Comment
Upon effectiveness		Freely tradable shares sold in this offering
180 days	36,388,226	Lock-up released; shares saleable under Rule 144, 144(k) or 701
Over 180 days	0	Restricted securities held for less than one year

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; or

•	the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.

A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell under the limitations imposed by Rule 144, even after the applicable holding periods have been satisfied.

We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.

U.S. Auto Parts, our directors and executive officers and the holders of our outstanding stock have agreed that, subject to certain exceptions, they will not sell any common stock without the prior written consent of RBC Capital Markets Corporation and Thomas Weisel Partners LLC for a period of 180 days from the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or we disclose material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Any employee or consultant who purchased his or her shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of September 30, 2006, the holders of options to purchase approximately 4,032,660 shares of common stock will be eligible to sell their shares upon the expiration of the 180-day lockup period, subject to the vesting of those options.

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the completion of the offering to register              shares of common stock subject to outstanding stock options or reserved for issuance under our stock plans. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations. See “Management — Executive Compensation” and “— Employee Benefit Plans.” In addition, holders of 11,055,425 shares of common stock have registration rights with respect to their shares. Registration of these securities would enable these shares to be freely tradable without restriction under the Securities Act.

See also “Risk Factors — A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well.”

UNDERWRITING

RBC Capital Markets Corporation, Thomas Weisel Partners LLC, Piper Jaffray & Co. and JMP Securities LLC are acting as the representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each of the underwriters named below has agreed to purchase from us, on a firm commitment basis, the number of shares of common stock shown opposite its name below:

Name	Number of Shares
RBC Capital Markets Corporation
Thomas Weisel Partners LLC
Piper Jaffray & Co.
JMP Securities LLC

Total

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares.

Commissions and Expenses

The underwriters have advised us that they propose to offer our common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $            .

Over-Allotment Option

We have granted the underwriters an option to purchase up to an aggregate of              shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lock-Up Agreements

We, our executive officers and directors and our stockholders have agreed, subject to certain exceptions, not to offer, sell, pledge, contract to sell, grant any option to purchase, grant a security interest in, hypothecate or otherwise dispose of any shares of our common stock, or any securities convertible into, derivative of or exercisable or exchangeable for our common stock, for a period of not less than 180 days after the date of this prospectus without first obtaining the written consent of RBC Capital Markets Corporation and Thomas Weisel Partners LLC. If we issue an earnings release or material news, or a material event relating to us occurs, during the last 17 days of the 180-day lock-up period, or if, prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, the restrictions imposed by these lock-up agreements may be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event for all such shares.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the underwriters and us. In determining the initial public offering price of our common stock, the underwriters considered:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

We have applied to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “PRTS.”

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Directed Share Program

At our request, the underwriters have reserved up to             shares for sale under a directed share program to our officers, directors, employees and to our business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants that are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares under the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, Irvine, California. Legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation, San Francisco, California.

EXPERTS

The consolidated financial statements of U.S. Auto Parts as of December 31, 2005 and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of U.S. Auto Parts as of December 31, 2004 and for the years ended December 31, 2003 and 2004 included in this prospectus and registration statement have been audited by Stonefield Josephson, Inc., independent registered public accounting firm, as indicated in their report thereon appearing elsewhere herein, and are included in reliance upon such report given the authority of such firm as experts in auditing and accounting.

The combined financial statements of Partsbin as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005, included in this prospectus and the registration statement have been audited by J.H. Cohn LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The registration statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and on the SEC website referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

U.S. Auto Parts Network, Inc.

We have audited the accompanying consolidated balance sheet of U.S. Auto Parts Network, Inc. (the Company) as of December 31, 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of U.S. Auto Parts Network, Inc. for the years ended December 31, 2004 and 2003, were audited by other auditors whose report dated August 12, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Auto Parts Network, Inc. at December 31, 2005, and the consolidated results of its operations and its cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

February 3, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

U.S. Auto Parts Network, Inc.

Carson, California

We have audited the accompanying consolidated balance sheet of U.S. Auto Parts Network, Inc. (the “Company”) as of December 31, 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Auto Parts Network, Inc. as of December 31, 2004, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ STONEFIELD JOSEPHSON, INC.

CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California

August 12, 2005

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,		September 30,	Pro Forma Stockholders’ Equity as of September 30, 2006
	2004	2005	2006
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,130	$1,353	$3,287
Marketable securities	710	—	—
Accounts receivable, net	1,149	1,637	2,540
Inventory, net	4,586	8,663	7,591
Other current assets	75	361	2,201

Total current assets	8,650	12,014	15,619
Property and equipment, net	3,449	2,259	1,967
Intangible assets, net	42	25	35,416
Goodwill	—	—	13,929
Deferred income taxes	—	—	1,282
Other noncurrent assets	970	185	292

Total assets	$13,111	$14,484	$68,505

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,134	$6,882	$9,573
Accrued expenses	1,113	1,307	2,566
Line of credit	1,500	—	—
Notes payable	1,549	96	6,889
Due to stockholders and related party	324	—	—
Capital leases payable, current portion	49	170	62
Other current liabilities	319	423	1,057

Total current liabilities	6,988	8,878	20,147
Notes payable less current portion, net	—	—	27,817
Deferred income taxes	80	—	192
Capital leases payable, less current portion	83	357	120

Total liabilities	7,151	9,235	48,276

Noncontrolling interest in consolidated entity	—	10	—

Commitments and contingencies

Stockholders’ equity:
Series A convertible preferred stock, par value $0.001; 11,100,000 shares authorized; 0, 0 and 11,055,425 issued and outstanding, as of December 31, 2004 and 2005, and September 30, 2006 (unaudited), respectively; (liquidation preference of $45,000 at September 30, 2006 (unaudited))	—	—	11	—
Common stock, par value $0.001; 50,000,000 shares authorized; 22,000,000, 22,000,000 and 25,332,801 issued and outstanding, as of December 31, 2004 and 2005, and September 30, 2006 (unaudited), respectively	22	22	25	36
Additional paid-in capital	517	517	63,652	63,652
Loans to stockholders	(356)	—	—	—
Accumulated other comprehensive income	132	—	6	6
Retained earnings (accumulated deficit)	5,645	4,700	(43,465)	(43,465)

Total stockholders’ equity	5,960	5,239	20,229	20,229

Total liabilities and stockholders’ equity	$13,111	$14,484	$68,505

See accompanying notes.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share data)

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Net sales	$31,657	$40,658	$59,698	$43,979	$83,665
Cost of sales	17,814	21,334	34,829	25,876	53,779

Gross profit	13,843	19,324	24,869	18,103	29,886

Operating expenses:
General and administrative(1)	2,284	3,599	7,254	5,555	7,081
Marketing(1)	3,617	4,526	5,802	4,315	10,313
Fulfillment(1)	3,246	2,990	4,357	3,162	3,589
Technology(1)	405	776	868	596	992
Amortization of intangibles	—	8	17	13	3,037

Total operating expenses	9,552	11,899	18,298	13,641	25,012

Income from operations	4,291	7,425	6,571	4,462	4,874

Other income (expense), net:
Loss from disposition of assets	(62)	—	—	—	(5)
Other income	33	80	191	165	155
Interest income	—	—	—	—	82
Interest expense	(13)	(44)	(106)	(68)	(1,032)

Other income (expense), net	(42)	36	85	97	(800)

Income before income taxes	4,249	7,461	6,656	4,559	4,074
Income tax provision (benefit)	478	328	(163)	(199)	539

Net income	$3,771	$7,133	$6,819	$4,758	$3,535

Basic net income per share	$0.20	$0.32	$0.31	$0.22	$0.15
Diluted net income per share	$0.20	$0.32	$0.31	$0.22	$0.11
Pro forma basic net income per share (unaudited)			$0.21		$0.10
Shares used in computation of basic net income per share	18,794,793	22,000,000	22,000,000	22,000,000	23,634,781
Shares used in computation of diluted net income per share	18,794,793	22,000,000	22,000,000	22,000,000	32,270,315
Shares used in computation of pro forma basic net income per share (unaudited)			33,055,425		34,690,206

Pro forma provision for income taxes (unaudited)	1,729	2,964	2,657	1,822	1,728
Pro forma basic net income per share (unaudited)	$0.13	$0.20	$0.18	$0.12	$0.10
Pro forma diluted net income per share (unaudited)	$0.13	$0.20	$0.18	$0.12	$0.07

(1)	Includes share-based compensation expense related to option grants, as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands)
				(unaudited)
General and administrative expense	$—	$—	$—	$—	$359
Marketing expense	—	—	—	—	126
Fulfillment expense	—	—	—	—	16
Technology expense	—	—	—	—	103

	$—	$—	$—	$—	$604

See accompanying notes.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Preferred Stock		Common Stock		Additional Paid-in- Capital	Loans to Stockholders	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity	Comprehensive Income for the Period
	Shares	Amount	Shares	Amount
Balance, December 31, 2002	—	$—	18,332,600	$18	$516	$—	$(9)	$617	$1,142
Net income	—	—	—	—	—	—	—	3,771	3,771	$3,771
Distributions	—	—	—	—	—	—	—	(247)	(247)
Stockholder loans	—	—	—	—	—	(198)	—	—	(198)
Capital contribution	—	—	—	—	1	—	—	—	1
Issuance of shares in connection with merger	—	—	3,667,400	4	—	—	—	—	4
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	70	—	70	70

Total comprehensive income		—								$3,841

Balance, December 31, 2003	—		22,000,000	22	517	(198)	61	4,141	4,543
Net income	—	—	—	—	—	—	—	7,133	7,133	$7,133
Distributions	—	—	—	—	—	—	—	(5,629)	(5,629)
Stockholder loans	—	—	—	—	—	(158)	—	—	(158)
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	71	—	71	71

Total comprehensive income		—								$7,204

Balance, December 31, 2004	—		22,000,000	22	517	(356)	132	5,645	5,960
Net income	—	—	—	—	—	—	—	6,819	6,819	$6,819
Distributions	—	—	—	—	—	—	—	(7,765)	(7,765)
Repayment of stockholder loans	—	—	—	—	—	356	—	—	356
Reclassification adjustment on available-for-sale investments	—	—	—	—	—	—	(132)	—	(132)	(132)

Total comprehensive income										$6,687

Balance, December 31, 2005	—	—	22,000,000	22	517	—	—	4,700	5,239
Net income (unaudited)	—	—	—	—	—	—	—	3,535	3,535	$3,535
Distributions (unaudited)	—	—	—	—	—	—	—	(51,700)	(51,700)
Contributions (unaudited)	—	—	—	—	110	—	—	—	110
Issuance of common stock (unaudited)	—	—	27,272	—	150	—	—	—	150
Issuance of preferred stock (unaudited)	11,055,425	11	—	—	42,127	—	—	—	42,138
Issuance of warrants (unaudited)	—	—	—	—	147	—	—	—	147
Share-based compensation (unaudited)	—	—	—	—	604	—	—	—	604
Issuance of common stock in connection with business acquisition (unaudited)		—	3,305,529	3	19,997				20,000
Effect of changes in foreign currencies (unaudited)	—	—	—	—	—	—	6	—	6	6

Total comprehensive income (unaudited)										$3,541

Balance, September 30, 2006 (unaudited)	11,055,425	$11	25,332,801	$25	$63,652	$—	$6	$(43,465)	$20,229

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Operating activities
Net income	$3,771	$7,133	$6,819	$4,758	$3,535
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	120	448	1,976	1,455	1,528
Amortization of intangibles	—	8	17	13	3,037
Non-cash interest expense	—	—	—	—	40
Non-cash issuance of common stock	4	—	—	—	—
Loss from disposition of assets	62	—	—	—	5
Share-based compensation and other	—	—	—	—	704
Realized gain on sale of marketable securities	—	(8)	(75)	(75)	—
Deferred income taxes	3	79	(79)	(79)	(1,090)
Effect of changes in foreign currencies	—	—	—	—	6

Changes in operating assets and liabilities:
Accounts receivable, net	(60)	(222)	(489)	(8)	(903)
Inventory, net	(1,721)	(829)	(4,077)	(5,397)	1,676
Other current assets	(21)	(32)	(286)	(161)	(1,732)
Other noncurrent assets	—	(41)	784	924	(79)
Accounts payable and accrued expenses	799	(37)	4,942	3,625	928
Other current liabilities	63	4	104	51	(233)

Net cash provided by operating activities	3,020	6,503	9,636	5,106	7,422

Investing activities
Purchase of property, equipment and intangibles	(38)	(1,369)	(439)	(304)	(979)
Acquisition of business, net of cash acquired	—	—	—	—	(24,453)
Proceeds from sale of equipment	—	—	154	154	—
Proceeds from sale of marketable securities	20	63	653	653	—
Purchase of marketable securities	(20)	(558)	—	—	—
Payments (borrowings) of related-party loans	(274)	(82)	356	356	—

Net cash provided by (used in) investing activities	(312)	(1,945)	724	859	(25,432)

Financing activities
Proceeds from credit line	10	1,500	2,000	2,000	—
Payments of credit line	—	(10)	(3,500)	(1,500)	—
Proceeds received from notes payable, net of discount	—	—	—	—	31,705
Payments made on notes payable	—	—	—	—	(2,111)
Proceeds received on issuance of Series A convertible preferred stock, net of offering costs	—	—	—	—	42,246
Payments of short-term financing	(348)	(45)	(105)	(59)	(346)
(Payments) borrowings to related party	—	324	(230)	(230)	—
Payments to related parties	(259)	(686)	(1,547)	(1,304)	—
Contributed capital	1	—	10	10	—
Proceeds from sale of common stock	—	—	—	—	150
Stockholder distributions	(247)	(5,629)	(7,765)	(6,031)	(51,700)

Net cash provided by (used in) financing activities	(843)	(4,545)	(11,137)	(7,114)	19,944

Net (decrease) increase in cash and cash equivalents	1,865	13	(777)	(1,149)	1,934
Cash and cash equivalents at beginning of period	252	2,117	2,130	2,130	1,353

Cash and cash equivalents at end of period	$2,117	$2,130	$1,353	$981	$3,287

Supplemental disclosure of noncash financing activities:
Property acquired under capital leases	$78	$40	$500	$500	$—
Property acquired under note payable to related party	—	2,234	—	—	—
Issuance of common stock in connection with business acquisition	—	—	—	—	20,000
Issuance of note payable to selling shareholders in connection with business acquisition	—	—	—	—	5,000
Issuance of warrants for costs associated with debt and equity issuances	—	—	—	—	147

Cash paid during the period for:
Interest	$2	$7	$76	$87	$823
Income taxes	29	147	469	434	1,988

See accompanying notes.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

1.	Summary of Significant Accounting Policies and Nature of Operations

U.S. Auto Parts Network, Inc. (including its subsidiaries, the “Company”) is a distributor of aftermarket auto parts and accessories and was established in 1995. The Company entered the e-commerce sector by launching its first website in 2000 and currently derives the majority of its revenues from online sales channels. The Company’s websites provide customers with a comprehensive selection of products. The Company sells its products to individual consumers through a network of websites and online marketplaces. The Company’s flagship websites are located at www.partstrain.com and www.autopartswarehouse.com, and the corporate website is located at www.usautoparts.com.

The Company’s products consist of body parts, engine parts and accessories. Body parts include bumpers, doors, fenders, grills, hoods, lamps, mirrors, tailgates and wheels. Engine parts consists of brakes, clutches, cooling/climate control products, electrical parts, exhaust systems, fuel injection parts, mechanical parts, steering, suspension and transmissions. Accessories include bed liners, car covers, carpet, gauges, seats, spoilers, among others. The Company also offers performance versions of many of these parts.

The Company is a Delaware C corporation and is headquartered in Carson, California. The Company also has employees located in Trenton, New Jersey, as well as in the Philippines.

Unaudited Interim Financial Statements

The financial statements pertaining to September 30, 2006 and for the nine months ended September 30, 2005 and 2006 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary to state fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

The results of operations for the interim period ended September 30, 2006 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 2006.

Principles of Consolidation

On June 30, 2005, the Company acquired MBS Marketing, Inc. (“MBS”), which provided Internet marketing services to support the Company’s online marketing program. Prior to June 30, 2005, the Company had no direct ownership interest in MBS but, as the Company was the primary beneficiary of MBS under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”), the financial statements of MBS were consolidated with those of the Company. MBS and the Company were also under common ownership. Effective June 30, 2005, the Company merged MBS into its operations. Pursuant to the merger, all assets, liabilities, rights and obligations of MBS were transferred to, and assumed by, the Company, and the Company issued 3,667,400 shares of its common stock to the stockholders of MBS in exchange for their shares in MBS. The merger was accounted for as entities under common control, whereby the Company recognized the assets and liabilities of MBS at their carryover basis as of the date of the merger. Accordingly, adjustments have been made to combine MBS on a historical basis and all significant intercompany balances and transactions have been eliminated in consolidation.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

In September 2005, the shareholders of the Company established MBS Tek Corporation (“MBS Tek”) to conduct business internationally. As the Company was the primary beneficiary of MBS Tek, it has been consolidated under FIN 46R. All significant inter-company transactions and balances have been eliminated in consolidation. The equity balance of MBS Tek is presented as a noncontrolling interest on the face of the consolidated balance sheet as of December 31, 2005. In September 2006, MBS Tek became a majority-owned subsidiary of the Company and is no longer presented as a noncontrolling interest at September 30, 2006.

On May 19, 2006, U.S. Auto Parts acquired All OEM Parts, Inc., ThePartsBin.com, Inc. and their affiliated companies (collectively “Partsbin”) pursuant to a merger involving a wholly-owned subsidiary of U.S. Auto Parts (the “Merger Sub”). Prior to the acquisition, Partsbin consisted of seven entities accounted for as entities under common control. Upon the consummation of the merger, five of the Partsbin entities merged with and into the Merger Sub, and the sixth entity, a Canadian company, survived as a wholly-owned subsidiary of the Merger Sub. We did not acquire the seventh entity, TPB Real Estate, LLC. Subsequent to the acquisition, the combined financial statements of Merger Sub and the Canadian company, which remains a wholly-owned subsidiary of Merger Sub, are included in the consolidated financial statements of U.S. Auto Parts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include, but are not limited to, the valuation of inventory, valuation of deferred tax assets, estimated useful lives of property, equipment and software, valuation of intangible assets, including goodwill, recoverability of software development costs, valuation of sales returns and allowances, and the ultimate collection of accounts receivables. Actual results could differ from these estimates.

Unaudited Pro Forma Stockholders’ Equity Presentation

The unaudited pro forma stockholders’ equity at September 30, 2006 reflects the effect of the automatic conversion of all shares of Series A convertible preferred stock into 11,055,425 shares of common stock as though the completion of the planned initial public offering occurred on September 30, 2006. Shares of common stock issuable in such initial public offering and any related net proceeds are excluded from such pro forma information.

Cash and Cash Equivalents

The Company considers all money market funds and short-term debt securities purchased with original maturities of ninety days or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and borrowings, approximates fair value at December 31, 2004 and 2005 and at September 30, 2006 due to their short-term maturities and the relatively stable interest rate environment.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

Accounts Receivable

Accounts receivable are stated net of allowance for doubtful accounts. At December 31, 2004 and 2005, and at September 30, 2006, amounts due from a single customer were $671,000, $879,000 and $719,000, respectively, representing 58%, 54% and 28% of net accounts receivable, respectively. The allowance for doubtful accounts is determined primarily on the basis of past collection experience and general economic conditions. The Company determines terms and conditions for its customers primarily based on the volume purchased by the customer, customer creditworthiness and past transaction history. The allowance for doubtful accounts totaled $52,000 and $67,000 at December 31, 2004 and 2005, respectively, and $20,000 at September 30, 2006.

Marketable Securities

Marketable securities consist of equity investments and investments in mutual funds that hold both debt and equity securities in various publicly-traded companies and are stated at their fair market value on December 31, 2004. The Company held no marketable securities on December 31, 2005 or September 30, 2006. All marketable securities are considered “available-for-sale.” In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the appreciation and decline in fair market value over cost is reported as “other comprehensive income” on the statement of stockholders’ equity. The cost basis used to calculate gains and losses on securities’ sales is determined using specific identification.

Available-for-sale securities as of December 31, 2004, consisted of the following:

	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
	(in thousands)
Common stock	$519	$129	$—
Mutual funds	191	3	—

Total securities	$710	$132	$—

During the years ended December 31, 2003, 2004 and 2005, available-for-sale securities were sold for total proceeds of $20,000, $63,000 and $653,000, respectively. The gross realized gains on these sales totaled $0, $8,000 and $75,000 in 2003, 2004 and 2005, respectively. Net unrealized holding gains on available-for-sale securities in the amount of $70,000 and $71,000 for the years ended December 31, 2003 and 2004, respectively, have been included in accumulated other comprehensive income. No available-for-sale securities transactions took place during the nine months ended September 30, 2006.

Inventory

Inventories consist of finished goods available-for-sale and are stated at the lower of cost or market value, determined using the first in, first out (“FIFO”) method. Long-term inventory is included in other long term assets for the years ended December 31, 2004 and 2005. The Company purchases inventory from suppliers both domestically and internationally. The Company believes that its products are generally

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

available from more than one supplier and seeks to maintain multiple sources for its products, both internationally and domestically.

Because of the continued demand for the Company’s products, the Company primarily purchases products in bulk quantities to take advantage of quantity discounts and to assure inventory availability. Inventory is reported net of inventory reserves for slow moving, obsolete or scrap product, which are established based on specific identification of slow moving items and the evaluation of overstock considering anticipated sales levels. Gross inventory, inventory reserves and net inventory classified as current and noncurrent for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006 are as follows:

	Years Ended December 31,		Nine Months Ended September 30, 2006
	2004	2005
	(in thousands)
Gross inventory:
Current	$4,974	$8,800	$7,775
Noncurrent	1,259	960	729
Inventory reserves:
Current	(388)	(137)	(184)
Noncurrent	(381)	(823)	(605)
Net inventory:
Current	4,586	8,663	7,591
Noncurrent	878	137	124

Total net inventory	$5,464	$8,800	$7,715

The following table reconciles the inventory reserve:

(In thousands)	Balance at beginning of period	Charged to cost or expenses	Deductions	Balance at end of period
Year Ended December 31, 2003
Inventory reserve	$1,238	$(606)	$—	$632
Year Ended December 31, 2004
Inventory reserve	632	137	—	769
Year Ended December 31, 2005
Inventory reserve	769	221	(30)	960
Nine Months Ended September 30, 2006
Inventory reserve	960	(87)	(84)	789

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

Website and Software Development Costs

The Company capitalizes certain costs associated with software developed for internal use according to EITF No. 00-2 (“EITF 00-2”), “Accounting for Website Development Costs” and Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Under the provisions of EITF 00-2 and SOP 98-1, the Company capitalizes certain costs associated with website and software developed for internal use when both the preliminary project design and testing stage are completed and management has authorized further funding for the project, which it deems probable of completion and to be used for the function intended. Capitalized costs include amounts directly related to website and software development such as payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use software project. Capitalization of such costs ceases when the project is substantially complete and ready for its intended use. The Company capitalized $428,000 and $172,000 during the years ended December 31, 2004 and 2005, respectively, and $141,000 and $225,000 for the nine months ended September 30, 2005 and 2006, respectively. These amounts are amortized on a straight-line basis over two years once the software is placed into use.

Intangibles

During the year ended December 31, 2004, the Company acquired intangibles in the amount of $50,000 relating to Internet domain names. In May 2006, in connection with the acquisition of Partsbin, the Company acquired intangible assets consisting of software assets, domain names, website assets, vendor agreements and goodwill in the amounts of $4.1 million, $2.3 million, $29.0 million and $3.0 million and $13.9 million, respectively (see Note 11). Capitalized amounts are amortized on a straight-line basis over a two to five year period for software assets, five years for website assets, and over a three-year period for the vendor agreements, representing the estimated useful lives. Generally, goodwill and domain names have indefinite lives and are not amortizable. Amortization expense relating to intangibles totaled $8,000, $17,000, $13,000 and $3.0 million for the years ended December 31, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006, respectively. Estimated annual aggregate amortization expense for the years ending December 31, 2006, 2007, 2008, 2009 and 2010 will approximate $5.1 million, $8.2 million, $8.2 million, $6.7 million and $5.8 million, respectively.

Long-lived assets and intangibles

The Company assesses long-lived assets, including intangibles subject to amortization, and indefinite lived intangibles, including goodwill, for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable based on the undiscounted estimated future cash flows expected to result from its use and eventual disposition. Impairments will be recognized in operating results to the extent that the carrying value exceeds the discounted cash flows of future operations. The Company did not recognize any impairment losses for the years ended December 31, 2003, 2004 or 2005 or for the nine months ended September 30, 2005 or 2006.

Revenue Recognition

The Company recognizes revenue from product sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred (to the common

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

carrier), the selling price is fixed or determinable, and collectibility is reasonably assured. These criteria follow the Company’s general policy to recognize revenue according to its shipping terms, which are F.O.B. shipping point. Under this policy, title and risk of loss are transferred to the customer upon delivery to the common carrier, at which time, revenue is recognized.

The Company evaluates the criteria of EITF 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when we are the primary party obligated in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, revenue is recorded gross.

Product sales and shipping revenues, net of promotional discounts and return allowances, are recorded when the products are shipped and title passes to customers. Retail items sold to customers are made pursuant to terms and conditions that provide for transfer of both title and risk of loss upon our delivery to the carrier. Return allowances, which reduce product revenue by our best estimate of expected product returns, are estimated using historical experience. We generally require payment by credit card at the point of sale. Amounts received prior to when we ship goods to customers are recorded as deferred revenue.

We periodically provide incentive offers to our customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases and other similar offers. Current discount offers, when accepted by our customers, are treated as a reduction to the purchase price of the related transaction. Current discount offers and inducement offers are classified as an offsetting amount in “Net sales.”

Sales discounts are recorded in the period in which the related sale is recognized. Sales returns and allowances are estimated based on historical amounts. Credits are issued to customers for returned products. Credits amounted to $3.5 million, $4.2 million and $5.6 million for the years ended December 31, 2003, 2004 and 2005, respectively. Credits amounted to $4.5 million and $7.1 million for the nine months ended September 30, 2005 and 2006, respectively. The Company’s sales returns and allowances reserves totaled $200,000, $200,000 and $170,000 at December 31, 2003, 2004 and 2005, respectively. The Company’s sales returns and allowances reserves totaled $182,000 and $284,000 for the nine months ended September 30, 2005 and 2006, respectively.

Total sales to one customer were 10.8% of net sales for the year ended December 31, 2004. For the nine months ended September 30, 2005 and 2006, sales to this customer represented approximately 10.1% and less than 10% of net sales, respectively. No other customer accounted for more than 10% of the Company’s net sales in the past three years.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

The following table reconciles the reserve for sales returns and the reserve for doubtful accounts:

(In thousands)	Balance at beginning of period	Charged to revenue, cost or expenses	Deductions	Balance at end of period
Year Ended December 31, 2003
Reserve for sales returns	$150	$50	$—	$200
Reserve for doubtful accounts	34	274	(271)	37
Year Ended December 31, 2004
Reserve for sales returns	200	—	—	200
Reserve for doubtful accounts	37	14	—	51
Year Ended December 31, 2005
Reserve for sales returns	200	(30)	—	170
Reserve for doubtful accounts	51	16	—	67
Nine Months Ended September 30, 2006
Reserve for sales returns	170	114	—	284
Reserve for doubtful accounts	67	(36)	(11)	20

Other Income

Other income consists of realized gains on available-for-sale investments, as well as commission income received from website licensing fees and other items.

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands)
Commissions	$33	$72	$112	$85	$23
Insurance claim	—	—	—	—	128
Other income	—	—	4	4	4
Realized gains	—	8	75	76	—

Total other income	$33	$80	$191	$165	$155

Cost of Goods Sold

Cost of goods sold consists of the direct costs associated with procuring parts from suppliers and delivering products to customers. These costs include direct product costs, purchase discounts, outbound freight and warehouse supplies. The Company includes freight and shipping costs in cost of goods sold. Total freight and shipping expense included in cost of goods sold for the years ended December 31, 2003, 2004 and 2005 was $4.2 million, $5.0 million and $9.0 million, respectively. Total freight and shipping expense included in cost of goods sold for the nine months ended September 30, 2005 and 2006 was $7.0 million and $10.1 million, respectively.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

Marketing

Marketing costs, including advertising, are expensed as incurred. The majority of marketing expense is paid to Internet search engine service providers and Internet commerce facilitators. For the years ended December 31, 2003, 2004 and 2005, the Company recognized advertising costs of $1.2 million, $2.5 million and $3.4 million, respectively. For the nine months ended September 30, 2005 and 2006, advertising costs were $2.5 million and $6.3 million, respectively.

General and Administrative

General and administrative expense consist primarily of administrative payroll and related expenses, merchant processing fees, legal and professional fees, and other administrative costs.

Fulfillment

Fulfillment costs consist primarily of payroll and related costs associated with warehouse employees, facility rent, building maintenance, and other costs associated with inventory management and wholesale operations.

Technology

Technology expense consist primarily of information technology, payroll and related expenses, computer support, software development and connectivity.

Comprehensive Income

The Company reports comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income.” Accumulated other comprehensive income includes net income, foreign currency translation adjustments related to the Company’s foreign operations and unrealized gains and losses from equity investments and investments in mutual funds that hold both debt and equity securities in various publicly traded companies.

	December 31,		September 30, 2006
	2004	2005
	(in thousands)
Unrealized gain on common stock investments	$129	$—	$—
Unrealized gain on mutual fund investments	3	—	—
Foreign currency translation adjustment	—	—	6

Total accumulated other comprehensive income	$132	$—	$6

Foreign Currency Translation

For each of the Company’s foreign subsidiaries, the functional currency is its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rates, and revenues and expenses are translated into U.S. dollars using average exchange rates. The effects of the foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

Income Taxes

For income tax purposes, until March 2006, the Company was taxed as an S corporation under provisions of the Internal Revenue and California Taxation Codes, which required that the income or loss of the Company be reported on the individual income tax returns of the stockholders; however MBS Marketing, which was consolidated with the Company for financial reporting in all periods presented (see Note 1), was subject to federal income taxes, franchise taxes in California and franchise and excise taxes in Tennessee at statutory rates since its inception. On March 3, 2006, the Company completed a recapitalization which resulted in the revocation of its subchapter S corporation status. The entire Company now operates as a C corporation and is subject to tax in the United States.

The Company accounts for income taxes for MBS Marketing, incorporated as a C corporation, in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When appropriate, a valuation reserve is established to reduce deferred tax assets, which include tax credits and loss carryforwards, to the amount that is more likely than not to be realized. The pro forma income tax provision on the face of the statements of income reflects the pro forma effects as if the Company had been established as a C corporation for all periods presented (see Note 7).

Net Income (Loss) Per Share Data

The Company follows EITF Issue No. 03-6, “Participating Securities and the Two-Class Method” (“EITF 03-6”), under FASB Statement 128, which established standards regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the Company. EITF 03-6 requires earnings available to common stockholders for the period, after deduction of preferred stock dividends to be allocated between the common and preferred stockholders based on their respective rights to receive dividends. Basic net income (loss) per share is then calculated by dividing income allocable to common stockholders (including the reduction for any undeclared, preferred stock dividends, assuming current income for the period had been distributed) by the weighted-average number of common shares outstanding, net of shares subject to repurchase by the Company, during the period.

Pro forma Net Income Per Share (unaudited)

Pro forma basic net income per share for the latest year end and interim period only has been computed to give effect to the conversion of the Series A convertible preferred stock into common stock upon the closing of the Company’s initial public offering on an if-converted basis.

Pro forma basic and diluted net income per share for all periods presented has also been presented only to give effect to the pro forma provision for income taxes as if the Company had been a C corporation for all periods.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

Share-Based Compensation

The Company accounts for share-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which was adopted on January 1, 2006. No stock options were granted prior to December 31, 2005. All stock options issued to employees are recognized as share-based compensation expense in the financial statements based on their respective grant date fair values, and are recognized within the statement of income as general and administrative, marketing, fulfillment or technology, based on employee departmental classifications.

Under this standard, the fair value of each share-based payment award is estimated on the date of grant using an option pricing model that meets certain requirements. The Company currently uses the Black-Scholes option pricing model to estimate the fair value of share-based payment awards. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We do not have a history of market prices of our common stock as we are not a public company, and as such we estimate volatility in accordance with SAB No. 107 using historical volatilities of similar public entities. The expected life of the awards is based on a simplified method which defines the life as the average of the contractual term of the options and the weighted average vesting period for all open tranches. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on our expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For non-employees, the Company accounts for share-based compensation in accordance with Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Equity instruments awarded to non-employees are periodically re-measured as the underlying awards vest unless the instruments are fully vested, immediately exercisable and non-forfeitable on the date of grant.

Segment Data

The Company manages its operations on a consolidated basis for purposes of assessing performance and making operating decisions. Accordingly, the Company operates in one reportable segment.

Recent Accounting Pronouncements

In July 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt this interpretation as required. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

2.	Property and Equipment, Net

The Company’s fixed assets consisted of computer software (internally developed and purchased), machinery and equipment, furniture and fixtures, and vehicles, and are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable and amortizable assets to operations over their estimated service lives. Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was $120,000, $130,000 and $181,000, respectively. Depreciation expense for the nine months ended September 30, 2005 and 2006 was $118,000 and $257,000, respectively. Software amortization expense for the years ended December 31, 2004 and 2005 was $317,000 and $1.8 million, respectively. Software amortization expense for the nine months ended September 30, 2005 and 2006 was $1.3 million for each such period. The Company had no software amortization expense for the year ended December 31, 2003. The cost and related accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. During 2004, the Company purchased $2.9 million of software from a related party, which is included in computer software and equipment, to support its online marketing efforts. The fair value of the software purchase was supported through a valuation study.

Property and equipment consisted of the following at December 31, 2004 and 2005 and at September 30, 2006:

	December 31,		September 30, 2006
	2004	2005
	(in thousands)
Machinery and equipment	$561	$1,180	$1,781
Computer software and equipment	3,323	3,546	3,894
Vehicles	112	116	144
Leasehold improvements	3	52	111
Furniture and fixtures	149	40	101
Construction in process	—	—	383

	4,148	4,934	6,414
Less accumulated depreciation and amortization	(699)	(2,675)	(4,447)

Property and equipment, net	$3,449	$2,259	$1,967

Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes, at rates based on the following estimated useful lives:

Years
Machinery and equipment	3 – 5
Computer software (purchased and developed)	2 – 5
Computer equipment	3 – 5
Vehicles	3 – 5
Leasehold improvements	3 – 5
Furniture and fixtures	5 – 7

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

3.	Line of Credit

At December 31, 2004, the Company had a $3.0 million committed line of credit agreement with a bank with interest at 0.25% above the lender’s reference rate, which expired on July 30, 2005. The credit line was extended to May 19, 2007, and was increased to $7.0 million. At December 31, 2004, the Company had $1.5 million outstanding under the line of credit with a weighted-average interest rate of 5.5%. No amounts were outstanding at December 31, 2005 or at September 30, 2006. The credit agreement contains customary covenants that, among other things, requires compliance with certain financial ratios and targets and restricts the incurrence of additional indebtedness. At December 31, 2004 and 2005, the Company was out of compliance with the maximum stockholder distribution covenant, but received a waiver from the bank as of the end of each year. For purposes of complying with our interim (June 30, 2006) loan covenants our note holder amended (as of June 30, 2006 only) our original covenant related to EBITDA to add back share based compensation; however, we are compliant with all of our original loan covenants as of September 30, 2006. The Company was in compliance with all other covenants. There are no compensating balance requirements. All the assets of the Company serve as collateral on the line of credit.

4.	Notes Payable

Notes payable consists of the following:

	December 31,		Sept. 30, 2006
	2004	2005
	(in thousands)
Secured debt, payable beginning March 31, 2007, with interest at 4.58% for 12 months, then LIBOR plus 1.5%	$—	$—	$10,000
Secured debt, payable beginning June 30, 2007, with interest at LIBOR plus 1.75%, net	—	—	19,706
Notes payable to stockholders, payable beginning June 30, 2007, with interest at LIBOR	—	—	5,000
Note payable, $96 monthly with interest of 5.00%, due on January 1, 2006	1,060	96	—
Note payable, $50 monthly with imputed interest of 5.00%, due on October 1, 2005	489	—	—

Total	1,549	96	34,706
Less current portion	(1,549)	(96)	(6,889)

Long-term notes payable	$—	$—	$27,817

On March 3, 2006, the Company entered into a secured $10.0 million loan agreement with a bank in connection with the recapitalization. The loan bears interest at 4.58% for the first twelve months and LIBOR plus 1.5% thereafter. On May 19, 2006, the Company entered into a secured loan agreement with the same bank to provide financing for the cash portion of the purchase price for the acquisition of Partsbin in the amount of $22.0 million. In August 2006, the Company made an early payment of $2.0 million toward the principal balance of the loan, reducing the balance to $20.0 million. The loan bears interest at

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

LIBOR plus 1.75% and is interest only until April 2007. The term of each loan is four years with monthly payment of principal and interest required after the first year. The loans are also required to be paid off with the proceeds of a qualified initial public offering, as defined in such agreements. The loans are secured by substantially all of the assets of the Company.

As a component of the purchase price for the acquisition of Partsbin, the Company entered into promissory notes in the aggregate principal amount of $5.0 million with the stockholders of Partsbin. The notes bear interest at LIBOR and is interest only until June 2007. Beginning in the quarter ending June 30, 2007, the notes are payable in equal quarterly installments until March 31, 2008. The notes will become due and payable upon the consummation of an initial public offering, as defined in such notes. The notes are secured by substantially all the assets of the Company.

The discount on notes payable represents fees paid to the lender plus the fair value of the warrant issued in connection with the loan.

Future maturities of notes payable will be $0, $10.8 million, $11.9 million, $10.7 million and $1.6 million in 2006, 2007, 2008, 2009 and 2010, respectively.

At December 31, 2004 and 2005, the Company had unsecured notes outstanding to a related third party totaling $1.5 million and $96,000, respectively, with a weighted-average interest rate of 5.0%. These notes were paid off during 2006.

5.	Recapitalization

On March 3, 2006, the Company completed a recapitalization. As part of this transaction, the Company sold 11,055,425 shares of Series A convertible preferred stock (the “Preferred Stock”) at a purchase price of $4.07 per share, or $45.0 million in the aggregate. Issuance costs totaled approximately $2.9 million and included the value of the warrants issued. The warrants were valued at $108,000 using the Black-Scholes valuation model using the following assumptions: expected life of 2 years; risk-free interest rate of 4.75%; volatility (based upon historical volatilities of similar public entities) of 31%; and dividend yield of 0%. Total issuance costs were netted against the proceeds received.

To provide additional financing for the recapitalization, the Company borrowed $10.0 million from a bank on March 3, 2006 (see Note 4). This loan and a portion of the $45.0 million received from the sale of the Preferred Stock, were used to fund the $51.7 million distribution made to the holders of the Company’s common stock as a part of the recapitalization.

In addition, the stockholders approved a stock split of the Company’s common stock at a ratio of 1,100 shares for every one share previously held. The stock split became effective on March 3, 2006. All share and per share data included in these consolidated financial statements retroactively reflect the stock split.

6.	Series A Convertible Preferred Stock and Stockholders’ Equity

Preferred Stock is convertible on a one-to-one basis, at the option of the holders thereof, into shares of common stock. Each share of the Preferred Stock converts automatically into common stock upon completion of a qualified initial public offering, as defined. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to receive, prior to any distribution to the holders of common stock, an amount equal to $4.07 per share. The Preferred Stock is also

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

entitled to receive dividends, when and if declared by the Board of Directors. In addition to the foregoing rights and privileges, the holders of the Preferred Stock are entitled to elect two directors to the Company’s board of directors.

Share-Based Compensation

The Company adopted the U.S. Auto Parts Network, Inc. 2006 Equity Incentive Plan in March 2006. The Company grants stock options to purchase common stock to employees with exercise prices equal to the fair value of the underlying stock, as determined by the Company’s board of directors on the date the option is granted. The board of directors determines the value of the underlying stock by considering a number of factors, including historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s preferred stock holders and the lack of liquidity of the Company’s common stock.

Under SFAS No. 123(R), the Company recognizes the cost of all employee stock options on a straight-line attribution basis, using their respective grant date fair values, over the vesting periods, net of estimated forfeitures. The Company’s adoption of SFAS No. 123(R) effective January 1, 2006, resulted in the recognition of additional share-based compensation expense and a reduction of net income of $604,000 during the nine months ended September 30, 2006. This share-based compensation expense caused the Company’s basic and diluted net income per share for the nine months ended September 30, 2006 to be reduced by $ 0.03 and $ 0.02, respectively.

The table below sets forth the expected amortization of share-based compensation expense for the entire year of 2006 and for the following four years for all options granted as of September 30, 2006, assuming all employees remain employed by the Company for their remaining vesting periods:

	Years Ending December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Amortization of share-based compensation	$971	$1,469	$1,469	$1,414	$456

The table below summarizes the stock option activity during the nine months ended September 30, 2006, which resulted in share-based compensation expense:

	Nine Months Ended September 30, 2006
	Shares	Weighted Average Exercise Price
Options outstanding, December 31, 2005	—	$—
Granted	4,047,740	4.92
Exercised	—	—
Expired	—	—
Forfeited	(20,180)	5.01

Options outstanding, September 30, 2006	4,027,560	$4.92

Options exercisable, September 30, 2006	4,027,560	$4.92

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Nine Months Ended September 30, 2006
Expected life	3– 4 years
Risk-free interest rate	5%
Expected volatility	30% – 31%
Expected dividend yield	0%

Using the Black-Scholes option-pricing model for the estimated weighted average fair value of an option to purchase one share of common stock granted during the nine months ended September 30, 2006, the resulting fair value was $1.55 per share of common stock subject to options. As of September 30, 2006 the Company had 337,780 shares reserved for future grants under the Company’s 2006 Equity Incentive Plan.

The weighted average expected option term for the nine months ended September 30, 2006 reflects the application of the simplified method set out in SAB No. 107. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. Estimated volatility for the nine months ended September 30, 2006 also reflects the application of SAB No. 107 interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available.

As of September 30, 2006, there was $5.8 million of unrecognized compensation expense related to stock options granted after January 1, 2006, which expense is expected to be recognized over a weighted-average period of 4.0 years.

Warrants

At September 30, 2006, the Company had outstanding vested warrants to purchase up to 140,554 shares of common stock, which warrants terminate three years after their respective grant dates. The following table summarizes the warrants outstanding at September 30, 2006:

Security Issued Upon Exercise	No. of Shares	Grant Date	Exercise Price	Purpose of Grant
Common stock	110,554	March 3, 2006	$4.07	Financial advisory services
Common stock	30,000	May 22, 2006	$5.50	Lending arrangement

Total	140,554

The March 3, 2006 warrants were issued in connection with the placement of the Series A convertible preferred stock to the placement agent as a portion of their fee. The warrants are immediately exercisable, and fully vested. The fair value of these warrants has been netted against the proceeds of the private placement and recorded as a reduction to the preferred stock. The May 22, 2006 warrants were issued as part of the $22.0 million secured debt financing associated with the Partsbin acquisition and was recorded as a discount on notes payable. Both issuances increased additional paid-in-capital on common stock.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

The Company determined the fair value of the warrants at the date of grant using the Black-Scholes option pricing model based on the estimated fair value of the underlying common stock, a volatility rate ranging from 30% to 31%, zero dividends, a risk-free interest rate ranging from 4.75% to 5.00%, and an expected life of two years.

7.	Net Income Per Share

EITF No. 03-6 does not require the presentation of basic and diluted net income per share for securities other than common stock. Therefore, the following net income per share amounts only pertain to the Company’s common stock. The Company calculates diluted net income per share under the if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net income per share. To the extent preferred stock is anti-dilutive, the Company calculates diluted net income per share under the two-class method. The following table sets forth the computation of basic and diluted net income per share:

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands, except share and per share data)
Historical Net Income Per Share
Numerator:
Net income	$3,771	$7,133	$6,819	$4,758	$3,535

Denominator:
Weighted-average common shares outstanding (basic)	18,794,793	22,000,000	22,000,000	22,000,000	23,634,781
Common equivalent shares from conversion of preferred stock	—	—	—	—	8,585,165
Common equivalent shares from common stock options and warrants	—	—	—	—	50,369

Weighted-average common shares outstanding (diluted)	18,794,793	22,000,000	22,000,000	22,000,000	32,270,315

Basic net income per share	$0.20	$0.32	$0.31	$0.22	$0.15
Diluted net income per share	$0.20	$0.32	$0.31	$0.22	$0.11

Proforma Net Income Per Share for Provision for Income Taxes (unaudited)
Income before income taxes	$4,249	$7,461	$6,656	$4,559	$4,074
Proforma provision for income taxes (unaudited)	1,729	2,964	2,657	1,822	1,728

Proforma net income (unaudited)	$2,520	$4,497	$3,999	$2,737	$2,346

Proforma basic net income per share (unaudited)	$0.13	$0.20	$0.18	$0.12	$0.10
Proforma diluted net income per share (unaudited)	$0.13	$0.20	$0.18	$0.12	$0.07

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

Potentially dilutive securities not included in the calculation of diluted net income per share because to do so would be anti-dilutive are as follows (in common equivalent shares):

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Convertible preferred stock	—	—	—	—	—
Common and preferred stock warrants	—	—	—	—	—
Options to purchase common stock	—	—	—	—	2,780,441
Shares of common stock subject to repurchase	—	—	—	—	—

Total	—	—	—	—	2,780,441

Pro Forma Net Income Per Share for Conversion of Preferred Shares (unaudited)

The following table sets forth the computation of pro forma basic net income per share (in thousands, except share and per share amounts):

	Year Ended December 31, 2005	Nine Months Ended September 30, 2006
Numerator:
Net income	$6,819	$3,535

Denominator:
Weighted average common shares outstanding (basic)	22,000,000	23,634,781
Add: Adjustment to reflect the assumed conversion of convertible preferred stock from January 1, 2005 (unaudited)	11,055,425	11,055,425

Denominator for basic pro forma calculation (unaudited)	33,055,425	34,690,206

Pro forma basic net income per common share (unaudited)	$0.21	$0.10

8.	Income Taxes

From inception to March 2, 2006, the Company operated as an S corporation. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

For informational purposes, the combined statements of operations include a pro forma adjustment for income taxes that would have been recorded if the Company had been a C corporation from inception, calculated in accordance with FAS No. 109, “Accounting for Income Taxes.”

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

Income tax expense as it relates to the Company’s consolidated entity which was a C corporation for the years ended December 31, 2003, 2004 and 2005 consists of the following:

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands)
Current:
Federal tax	$357	$80	$(209)	$(209)	$1,859
State tax	155	134	148	90	501

Total current taxes	512	214	(61)	(119)	2,360

Deferred:
Federal tax	(32)	85	(54)	(54)	(1,433)
State tax	(2)	29	(48)	(26)	(388)

Total deferred taxes	(34)	114	(102)	(80)	(1,821)

Income tax expense (benefit), consolidated	$478	$328	$(163)	$(199)	$539

Income tax expense differs from the amount that would result from applying the federal statutory rate as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands)
Income tax at U.S. federal statutory rate:
U.S. Auto Parts Network	$—	$—	$—	$—	$670
MBS Marketing	325	165	(3)	(3)	—
Share-based compensation	—	—	—	—	99
State income tax, net of federal tax effect	153	163	115	79	240
Change in rate for deferred tax assets	—	—	(275)	(275)	(457)
Other	—	—	—	—	(13)

Effective tax provision (benefit)	$478	$328	$(163)	$(199)	$539

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

Deferred tax assets and deferred tax liabilities at December 31, 2004 and 2005 and at September 30, 2005 and 2006 consisted of the following:

	December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands)
Deferred tax assets:
Inventory reserve	$3	$5	$14	$19	$339
Share-based compensation	—	—	—	—	152
Amortization	—	—	—	—	1,130
Deferred California tax deduction	32	48	—	—	24
Other	5	4	8	7	390

Total deferred tax assets	40	57	22	26	2,035

Deferred tax liability:
Tax over book depreciation	1	103	—	2	78
Tax over book goodwill amortization	—	—	—	—	114
Accrual to cash adjustment	—	30	—	—	—

Total deferred tax liability	1	133	—	2	192

Net consolidated deferred tax assets (liabilities)	$39	$(76)	$22	$24	$1,843

Current portion of deferred tax assets is included in other current assets. Included in accrued expenses is income taxes payable in the amount of $609,000, $0 and $377,000 for the years ended December 31, 2004 and 2005 and for the nine months ended September 30, 2006, respectively.

9.	Related-Party Transactions

Prior to November 2003, the Company leased its corporate headquarters and primary warehouse facility from one of the stockholders of the Company. Lease payments and expense under this arrangement totaled $271,000 for the year ended December 31, 2003. Beginning in November 2003, the Company leased its corporate headquarters and primary warehouse from Nia Chloe, LLC, (“Nia Chloe”) a related party with ownership which mirrored the ownership of the Company. Lease payments and expenses associated with this related party arrangement totaled $106,000, $420,000 and $475,000, respectively, for the years ended December 31, 2003, 2004 and 2005 and $352,000, and $415,000, respectively, for the nine months ended September 30, 2005 and 2006. The Company had guaranteed Nia Chloe’s loans from two banks in the aggregate amount of $3.4 million with respect to the property that it leases from Nia Chloe. Such guarantees were terminated in March 2006. An unsecured, non-interest bearing receivable totaling $76,000 was due from Nia Chloe as of December 31, 2003. This balance was repaid to the Company in 2004. An unsecured, non-interest bearing loan of $94,000 was due to Nia Chloe and payable upon demand as of December 31, 2004. This loan was repaid in 2005. The Company has evaluated its relationship with Nia Chloe with regard to FIN 46R, “Consolidation of Variable Interest Entities”. The Company has determined that Nia Chloe does not meet the criteria for consolidation under FIN 46R and therefore this entity is not consolidated in the Company’s financial statements.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

In the year ended December 31, 2004, the Company paid $83,000 to one of its directors and officers for the purchase of equipment.

Prior to the merger of MBS into the Company in June 2005 (see Note 1), MBS provided marketing services to the Company and received an aggregate of $10,000, $498,000 and $338,000 from the Company in the years ended December 31, 2003, 2004 and 2005, respectively. The ownership of MBS, prior to the merger, mirrored the ownership of the Company.

In September 2006, MBS Tek was recapitalized and became a majority-owned subsidiary of the Company. The Company owns all of the outstanding shares of MBS Tek except for five shares in the aggregate, representing approximately 0.1% of the total outstanding shares of MBS Tek, of which two of the Company’s officers each hold one share. Prior to September 2006, MBS Tek was owned by certain stockholders of the Company and mirrored the ownership of the Company. For the year ended December 31, 2005 and for the nine months ended September 30, 2006, the Company paid MBS Tek an aggregate of $398,000 and $759,000, respectively, in connection with marketing, software development, sales and customer service.

In September 2002, the landlord of a related party filed a lawsuit in Los Angeles Superior Court alleging certain breaches of a lease relating to a property located in Los Angeles, California. The Company was sub-lessee to the property and was added as a co-defendant in the lawsuit, which was settled in March 2003. In October 2004, a lawsuit was filed against the Company and an officer, director and stockholder of the Company in connection with another business that had been owned by the related party. The Company was dismissed from the lawsuit in October 2005. The Company paid approximately $29,000, $84,000 and $118,000 during the years ended December 31, 2003, 2004 and 2005, respectively, to defend and settle these lawsuits.

During 2004, the Company purchased, through MBS, $2.9 million in software from a related party, to support its online marketing efforts. The Company supported the fair value of the software purchase through an independent third-party valuation. At December 31, 2004 and 2005, the Company had unsecured notes payable outstanding for this software purchase, totaling $1.5 million and $96,000, respectively, with an interest rate of 5.0% per annum. These notes were repaid during the nine months ended September 30, 2006. Since the software purchases in 2004, the Company has continued to purchase software and other products and services from the related party. The Company’s payments to the related party for such services and products in 2003, 2004 and 2005 totaled $665,000, $827,000 and $23,000, respectively.

From time to time, the Company has purchased inventory from an entity partially owned by the Company’s Chairman. During the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, the Company purchased inventory totaling $253,000, $185,000, $415,000 and $336,000, respectively, which the Company believes to be at fair market value.

In addition, the Company purchased office and warehouse supplies during the year ended December 31, 2005 and the nine months ended September 30, 2006 from a related party in the amount of $114,000 and $97,000, respectively, which the Company believes was the fair market value of the supplies.

Since 2004, a related party has used a portion of the Company’s facility located in Nashville, Tennessee. For the years ended December 31, 2004 and 2005, the related party paid to the Company $41,000 and $36,000, respectively, as payment for its use of such portion of the Company’s Tennessee facility.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

The Company paid a related party consulting fees which totaled $120,000 for the year ended December 31, 2005, and $30,000 during the nine months ended September 30, 2006. The Company terminated this arrangement in April 2006.

A related entity also provides printing services for the Company. For the years ended December 31, 2003, 2004 and 2005, the Company paid this entity $62,000, $120,000 and $101,000, respectively, for such services.

A family member of a director, officer and stockholder of the Company received wages from the Company totaling approximately $61,000, $69,000 and $79,000 in 2003, 2004 and 2005, respectively, as an employee in the Company’s sales department.

In 2004, the Company recorded, as non-interest bearing loans, certain amounts associated with capital account balance adjustments resulting from certain S corporation tax distributions the Company made to the Company’s stockholders in those periods. The total amounts of the loans recorded were $165,000 and $356,000 in 2003 and 2004, respectively. As of September 30, 2006, no amounts associated with these loan entries were due or payable.

In March 2006, concurrently with the Company’s recapitalization and the termination of the Company’s S corporation status, the Company distributed to the Company’s stockholders an aggregate of $51.7 million in cash, in proportion to their ownership of the Company’s company. Those stockholders are also directors and officers of the Company.

In connection with the Company’s acquisition of Partsbin in May 2006, the Company issued to a stockholder of Partsbin a promissory note in the principal amount of approximately $1.9 million, which bears interest at LIBOR, all of which was outstanding as of September 30, 2006. The stockholder currently serves as a director and officer of the Company. The Company intends to repay the note in full upon consummation of this offering.

The Company has entered into indemnification agreements with the Company’s directors and executive officers. These agreements require the Company to indemnify these individuals to the fullest extent permitted under law against liabilities that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company also intends to enter into indemnification agreements with the Company’s future directors and executive officers.

10.	Commitments and Contingencies

The Company’s corporate headquarters and primary warehouse facilities are under a five-year noncancelable operating lease expiring in December 2008. The rent for the facilities is increased annually by the greater of 2% or the increase in the U.S. Consumer Price Index. During 2003, the Company had a two-year noncancelable operating lease which was converted to the above agreement.

The Company also leases warehouse space adjacent to its primary facility in Carson, California from a third party under an agreement that expired August 31, 2006. This lease was renewed through August 31, 2008. Additionally, the Company leases warehouse space in Tennessee from a third party under an agreement that expired December 31, 2005, and office space in Marina del Rey, California from a third

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

party under an agreement that expires November 30, 2006, with monthly payments of $2,368. The Company also leases office space internationally, with minimal lease cost, to help support its Internet marketing and administrative functions.

As part of the Partsbin acquisition on May 19, 2006, the Company acquired a lease for office space in Trenton, New Jersey with monthly payments of $10,517 and additional rent for common area maintenance charges, real estate taxes, water, sewer and utilities. This lease expires in October 2009.

Facility rent expense, inclusive of amounts paid to Nia Chloe for the years ended December 31, 2003, 2004 and 2005, were $513,000, $663,000 and $790,000, respectively, and for the nine months ended September 30, 2005 and 2006 were $613,000 and $664,000, respectively.

Future minimum facility lease payments required under the above operating leases as of December 31, 2005 are:

	Related Parties	Unrelated Parties	Total
Year Ending December 31,	(in thousands)
2006	$499	$195	$694
2007	509	—	509
2008	520	—	520

Total	$1,528	$195	$1,723

Obligations Under Capital Leases

The Company finances certain equipment under capital leases. Assets held under capital leases totaled $241,000 and $710,000 for the years ended December 31, 2004 and 2005, respectively, and totaled $252,000 for the nine months ended September 30, 2006. Accumulated depreciation for assets held under capital leases totaled $121,000 and $208,000 for the years ended December 31, 2004 and 2005, respectively, and was $60,000 for the nine months ended September 30, 2006. Depreciation of assets held under capital leases is included in depreciation expense and was $38,000, $42,000 and $95,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and was $61,000 and $41,000 for the nine months ended September 30, 2005 and 2006, respectively. Capitalized leases bear interest ranging from a nominal rate to 10.68%.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

Future minimum lease payments under capital leases as of December 31, 2005 are:

Year Ending December 31,	(in thousands)
2006	$203
2007	184
2008	128
2009	70
2010	7

Total minimum payment	592
Less amounts representing interest	(65)

Total obligation under capital leases	527
Less current portion	(170)

Long-term obligation	$357

Legal Matters

On December 2, 2005, Ford Global Technologies, LLC (“Ford”) filed a complaint with the United States International Trade Commission (“USITC”) against the Company and five other named respondents, including four Taiwan-based manufacturers. On December 12, 2005, Ford filed an amended complaint. Both the complaint and the amended complaint charge the Company and the other respondents with infringement of 14 design patents that Ford alleges cover eight parts on the 2004-2005 Ford F-150 truck (the “Ford Design Patents”). Ford has asked the USITC to issue a permanent general exclusion order excluding from entry into the United States all automotive parts that infringe the Ford Design Patents and that are imported into the United States, sold for importation in the United States, or sold within the United States after importation. Ford also seeks a permanent order directing the Company and the other respondents to cease and desist from, among other things, selling, marketing, advertising, distributing and offering for sale imported automotive parts that infringe the Ford Design Patents. The Company filed its response to the complaint with the USITC in January 2006 denying, among other things, that any of the Ford Design Patents is valid and/or enforceable and, accordingly, denying each and every allegation of infringement. The Company also asserted several affirmative defenses, any of which, if successful, would preclude the USITC from granting any of Ford’s requested relief. Some of these defenses were struck by the Administrative Law Judge (“ALJ”) in response to a motion by Ford. Additionally, four of the Ford Design Patents were dropped from the investigation at Ford’s request. A hearing before the ALJ occurred in August 2006, and the deadline for the ALJ’s ruling was set as December 4, 2006. (See Note 14)

11.	Employee Retirement Plan

Effective February 17, 2006, the Company adopted a 401(k) defined contribution retirement plan covering all full time employees who have completed one month of service. Participants may contribute up to 15% of their annual compensation to the plan. The Company may, at its sole discretion, match fifty cents per dollar up to 6% of each participating employee’s salary. The Company’s contributions vest in annual installments over three years. Discretionary contributions made by the Company totaled $54,000 for the nine months ended September 30, 2006.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

12.	Recent Acquisition

On May 19, 2006, the Company acquired all of the assets of Partsbin, an online retailer of auto parts primarily selling engine parts, performance parts, and accessories to DIY consumers. The acquisition has been accounted for as a purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and accordingly, the acquired assets and liabilities have been recorded at fair value. Because of this, different bases of accounting have been used to prepare the Company and Partsbin consolidated financial statements. In the future, the primary differences are expected to relate to additional interest expense on the new debt and amortization of the intangibles recorded at the date of the acquisition. The current allocation of the purchase price to assets acquired and liabilities assumed and various finite and indefinite lived intangible assets as well as goodwill is based on a preliminary valuation study.

The total purchase price for the acquisition was $50.6 million and consisted of $25.0 million in cash, $5.0 million in notes payable to the former stockholders of Partsbin and 3,305,529 fully vested shares of the Company’s common stock. In addition, the Company incurred $551,000 of direct transaction costs related to the acquisition. In addition to the purchase price, the Company issued to the former stockholders of Partsbin options exercisable for 1.9 million shares of the Company’s common stock, which will vest over four years. The options vest with respect to 25% of the shares one year after the grant date with the remaining shares vesting in 36 monthly installments. In accordance with EITF Issue No. 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination,” these options will be recorded as compensation expense in the period in which they are earned, as the vesting of shares is directly linked to continued employment with the Company. The notes payable require payment of principal and accrued interest on or before June 30, 2007. Interest expense on the notes payable was accrued in the accompanying consolidated statement of operations.

The results of operations of Partsbin and the estimated fair market values of the acquired assets and liabilities have been included in the consolidated financial statements from the date of the acquisition. The components of the aggregate cost of the transaction are as follows (in thousands):

Cash	$25,000
Notes payable	5,000
Common stock	20,000
Transaction costs	551

Total	$50,551

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

The purchase price for the Partsbin transaction was preliminarily allocated to assets purchased and liabilities assumed based on their estimated fair values determined by management with the assistance of a third party valuation expert as follows (in thousands) and is subject to change pending the completion of the valuation report:

		Estimated Amortizable Life
Tangible assets:
Cash	$1,097
Inventory	604
Fixed assets:
Computers and software	218	2-5 years
Machinery and equipment	35	3-5 years
Vehicles	16	3-5 years
Furniture and fixtures	2	3-5 years
Other assets — current	108
Other assets — long term	28
Intangible assets:
Websites	28,988	5 years
Software	4,089	3 years
Vendor relationships	2,996	3 years
Domain names	2,345
Goodwill	13,929

Total assets	54,455

Liabilities:
Accounts payable and accrued expenses	(3,022)
Other current liabilities	(867)
Note payable — current	(8)
Note payable — long term	(7)

Total liabilities	(3,904)

Total purchase price	$50,551

Goodwill is comprised of the residual amount of the purchase price over the fair value of acquired tangible and intangible assets.

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

In accordance with the purchase method of accounting, the operating results of Partsbin have been included in the Company’s consolidated operating results since the acquisition date, May 19, 2006. If the operating results of Partsbin had been included since the beginning of the period for years ended December 31, 2005 and the nine months ended September 30, 2006, the pro forma results of operations of the Company would be as follows:

	Year Ended December 31, 2005	Nine Months Ended September 30, 2006
		(unaudited)
	(in thousands, except share and per share data)
Net sales	$97,993	$107,524
Net income (loss)	(3,092)	1,316
Basic net income (loss) per share	$(0.12)	$0.05
Diluted net income (loss) per share	$(0.12)	$0.04
Weighted average shares used in computing basic net income (loss) per common share	25,305,529	25,317,816
Weighted average shares used in computing diluted net income (loss) per common share	25,305,529	33,953,350

13.	Quarterly Information (Unaudited)

The following quarterly information includes all adjustments which management considers necessary for a fair presentation of such information. For interim quarterly financial statements, the provision for income taxes is estimated using the best available information for projected results for the entire year.

	Three Months Ended
	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006
	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Net sales	$14,186	$15,238	$14,555	$15,719	$18,005	$26,966	$38,694
Gross profit	6,326	5,828	5,949	6,766	7,746	9,349	12,791
Income from operations	1,949	1,114	1,399	2,109	2,440	1,278	1,156
Income before income taxes	2,012	1,139	1,407	2,098	2,549	964	561
Net income	$1,978	$1,395	$1,383	$2,063	$2,712	$539	284
Basic net income per share	$0.09	$0.06	$0.06	$0.09	$0.12	$0.02	$0.01
Diluted net income per share	$0.09	$0.06	$0.06	$0.09	$0.11	$0.02	$0.01
Shares used in computation of basic net income per share	22,000,000	22,000,000	22,000,000	22,000,000	22,000,000	23,534,919	25,332,801
Shares used in computation of diluted net income per share	22,000,000	22,000,000	22,000,000	22,000,000	25,637,235	34,620,713	36,461,475

U.S. AUTO PARTS NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2005 and pertaining to September 30, 2006 and the nine months ended September 30, 2005 and 2006 is unaudited)

14.	Subsequent Events (Unaudited)

On December 4, 2006, the ALJ issued a preliminary ruling upholding the validity of seven of the ten Ford Design Patents and ruled that the importation of automotive parts allegedly covered by these seven patents violates Section 337 of the Tariff Act of 1930, as amended. This ruling is subject to review by the USITC Commissioners. The Company and the other respondents intend to file a petition urging the USITC Commissioners to review and reverse the portions of the initial determination upholding seven of the ten patents, as well as earlier rulings by the ALJ. The USITC has 45 days from the date of service of the initial determination to decide whether or not it will grant, in whole or in part, a petition for review. If the petition is granted, the USITC will then set a briefing schedule and must issue a final determination on or before March 5, 2007. If the USITC ultimately finds a violation of Section 337, it may issue an order prohibiting further importation of the covered parts into the United States. The USITC’s actions are subject to review by the President of the United States, who has the authority to approve or disapprove the USITC’s action. After the end of such review period, the USITC’s final decision can be appealed to the United States Court of Appeals for the Federal Circuit. To date, the Company’s sales of these parts have been minimal, but as the design for the 2004 model is incorporated into later year models of the F-150 and these trucks have been on the road longer, sales of aftermarket replacement parts for these trucks may increase substantially. If the USITC were to uphold the ALJ’s preliminary ruling, it is not anticipated that the loss of sales of these parts over time would be materially adverse to the financial condition or results of operations of the Company. However, Ford and other car manufacturers may attempt to assert similar allegations based upon design patents on a significant number of parts for other models, which over time could have a material adverse impact on the Company and the entire aftermarket parts industry.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Stockholders/Members

All OEM Parts, Inc. and Affiliates

We have audited the accompanying combined balance sheets of All OEM Parts, Inc. and Affiliates as of December 31, 2004 and 2005, and the related combined statements of operations, stockholders’/members’ equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of All OEM Parts, Inc. and Affiliates as of December 31, 2004 and 2005 and their combined results of operations and cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. COHN LLP

Lawrenceville, New Jersey

March 10, 2006, except for Note 9

which is as of May 19, 2006

ALL OEM PARTS, INC. AND AFFILIATES

COMBINED BALANCE SHEETS

(in thousands, except share data)

	December 31,		March 31,
	2004	2005	2006
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$558	$328	$1,061
Inventory	134	264	383
Other current assets	131	212	204

Total current assets	823	804	1,648

Property and equipment, net	247	779	781
Intangible assets, net	40	125	125
Notes receivable from stockholders	340	631	639
Other noncurrent assets	119	27	27

Total assets	$1,569	$2,366	$3,220

Liabilities and Stockholders’/Members’ Equity (Deficiency)
Current liabilities:
Accounts payable and accrued expenses	$1,543	$1,953	$1,958
Line of credit	—	20	—
Notes payable	9	10	8
Other current liabilities	235	526	574

Total current liabilities	1,787	2,509	2,540

Notes payable less current portion	21	355	353

Total liabilities	1,808	2,864	2,893

Commitments and contingencies

Stockholders’/members’ equity (deficiency):
Common stock:
No par value, 12,500 shares authorized; 500 issued and outstanding	43	43	43
Retained earnings (accumulated deficit)	(281)	(473)	345
Members’ deficiency	(1)	(68)	(61)

Total stockholders’/members’ equity (deficiency)	(239)	(498)	327

Total liabilities and stockholders’/members’ equity	$1,569	$2,366	$3,220

See accompanying notes.

ALL OEM PARTS, INC. AND AFFILIATES

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)
Net sales	$17,763	$23,679	$38,295	$7,470	$13,665
Cost of sales	13,596	18,148	29,398	5,746	10,255

Gross profit	4,167	5,531	8,897	1,724	3,410

Operating expenses:
General and administrative	1,189	1,480	3,111	665	998
Marketing	2,417	3,804	5,172	1,077	1,332
Fulfillment	31	36	50	13	11
Technology	318	319	563	113	238

Total operating expenses	3,955	5,639	8,896	1,868	2,579

Income (loss) from operations	212	(108)	1	(144)	831

Other income (expense):
Loss from disposition of assets	(9)	—	—	—	—
Interest income	2	2	2	—	—
Interest expense	(1)	(2)	(11)	(1)	(6)

Total other income (expense)	(8)	—	(9)	(1)	(6)

Income (loss) before income taxes	204	(108)	(8)	(145)	825
Income tax provision	—	—	—	—	—

Net income (loss)	$204	$(108)	$(8)	$(145)	$825

See accompanying notes

ALL OEM PARTS, INC. AND AFFILIATES

COMBINED STATEMENTS OF STOCKHOLDERS’/MEMBERS’

EQUITY (DEFICIENCY)

(in thousands, except share data)

	Common Stock		Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficiency)	Total Members’ Equity (Deficiency)	Total
	Shares	Amount
Balance, December 31, 2002	500	$22	$(380)	$(358)	$—	$(358)
Net income (loss)	—	—	205	205	(1)	204
Members’ contributions	—	—	—	—	2	2

Balance, December 31, 2003	500	22	(175)	(153)	1	(152)
Net loss	—	—	(106)	(106)	(2)	(108)
Stockholders’ contributions	—	21	—	21	—	21

Balance, December 31, 2004	500	43	(281)	(238)	(1)	(239)
Net income (loss)	—	—	59	59	(67)	(8)
Distributions to stockholders	—	—	(251)	(251)	—	(251)
Members’ contribution	—	—	—	—	—	—

Balance, December 31, 2005	500	43	(473)	(430)	(68)	(498)
Net income (unaudited)	—	—	818	818	7	825

Balance, March 31, 2006 (unaudited)	500	$43	$345	$388	$(61)	$327

See accompanying notes

ALL OEM PARTS, INC. AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)
Operating activities
Net income (loss)	$204	$(108)	$(8)	$(145)	$825
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	35	66	122	24	34
Loss on sale of assets	9	—	—	—	—
Changes in operating assets and liabilities:
Inventory	(125)	58	(130)	(149)	(120)
Other current assets	(25)	(101)	(81)	(31)	8
Other noncurrent assets	(92)	(9)	—	—	—
Accounts payable and accrued expenses	165	643	430	302	6
Other current liabilities	107	23	291	132	48

Net cash provided by operating activities	278	572	624	133	801

Investing activities
Purchase of property, equipment and intangibles	(52)	(236)	(323)	(78)	(35)
Advances to stockholders	(98)	(224)	(290)	(42)	(9)

Net cash used in investing activities	(150)	(460)	(613)	(120)	(44)

Financing activities
Borrowings (payments) on line of credit	—	—	20	45	(20)
Payments on notes payable	(1)	(11)	(10)	(2)	(4)
Distribution to stockholders	—	—	(251)	—	—
Capital contributions	1	21	—	—	—

Net cash provided by (used in) financing activities	—	10	(241)	43	(24)

Net increase (decrease) in cash and cash equivalents	128	122	(230)	56	733
Cash and cash equivalents at beginning of period	308	436	558	558	328

Cash and cash equivalents at end of period	$436	$558	$328	$614	$1,061

Supplemental disclosure of noncash investing and financing activities:
Property and equipment acquired under note payable	$22	$21	$345	$—	$—
Purchase of intangible assets included in accounts payable	—	20	—	—	—

Cash paid during the period for:
Interest	$1	$2	$11	$1	$6
Income taxes	1	3	5	—	4

See accompanying notes.

ALL OEM PARTS, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies and Nature of Operations

Principles of Combination and Business

The combined financial statements include the accounts of All OEM Parts, Inc., The Parts Bin.Com, Inc., Everything Internet, LLC, Auto Parts Web Solutions, Inc., Auto Parts Online Canada, Inc., Web Chat Solutions and TPB Real Estate, LLC (collectively, the “Company”), which are combined on the basis of common ownership and control. All material intercompany accounts and transactions have been eliminated in combination. The Company is primarily engaged in the distribution of automobile parts, primarily to car enthusiasts and repair specialists, via the Internet.

Unaudited Interim Financial Statements

The combined financial statements pertaining to March 31, 2006 and for the three months ended March 31, 2005 and 2006 are unaudited. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information set forth therein, in accordance with accounting principles generally accepted in the United States of America.

The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Impairment of Long-Lived Assets

The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company reviews its long-lived assets, including property and equipment and capitalized software development costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine the recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If the estimated undiscounted cash flows are determined to be less than the carrying value of the long-lived asset, an impairment charge is recorded for the difference between the fair value as determined by discounting the anticipated future cash flows and the carrying value of the asset.

Cash Equivalents and Concentration of Credit Risk

The Company considers all highly liquid short-term investments with original maturities of 90 days or less to be cash equivalents. At times, the Company maintains cash and cash equivalent balances in excess of federally insured limits.

Inventory

Inventory is stated at the lower of cost (determined by the specific identification method) or market.

ALL OEM PARTS, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is generally computed on a straight-line basis and over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Intangible Assets

The Company has adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Under SFAS 142, intangible assets with indefinite useful lives are subject to reduction only when their carrying amounts exceed their estimated fair values based on impairment tests established by SFAS 142 that must be made at least annually. There was no impairment of intangible assets as a result of the annual impairment test completed during the fourth quarters of 2004 and 2005. Intangible assets are comprised of domain names which have indefinite lives and, as such, are not amortized.

Capitalized Software

The Company capitalizes payroll and payroll related costs for employees incurred in developing computer software for internal use, once certain criteria are met. In accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”), costs incurred prior to the establishment of a substantive plan are charged to general and administrative expenses. Such internal use software is included in property and equipment and is amortized over a five year period.

Website Development Costs

The Company accounts for website development costs in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-2, “Accounting for Website Development Costs,” and SOP 98-1. All costs incurred in the planning stage of developing a website are expensed as incurred as are internal and external training costs and maintenance costs.

External and internal costs, excluding general and administrative costs and overhead costs, incurred during the applicable development stage of internally-used website software are capitalized. Such costs include external direct costs of materials and services consumed in development or obtaining website software, payroll and payroll related costs for employees who are directly associated with and who devote time to developing website software, and interest costs incurred while developing website software. Upgrades and enhancements that result in additional functionality to the website software, which enable it to perform tasks that it was previously incapable of performing, are also capitalized.

Capitalized internally-used website development costs are amortized on a straight-line basis over their estimated useful life of five years. Amortization begins when all substantial testing of the website is completed and the website is ready for its intended use.

Revenue Recognition

The Company recognizes revenue, net of sales returns, in accordance with accounting principles generally accepted in the United States and with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” and in accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent ” (“EITF 99-19”). Recognition occurs when there is persuasive evidence of an

ALL OEM PARTS, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

arrangement, the fees are fixed and determinable and collection is reasonably assured. Revenue is recognized when the product is received by the customer. Deferred revenue represents cash receipts on orders that are in transit to the customer.

Advertising

Advertising costs are expensed as the Internet advertising takes place and amounted to $713,000 and $1.0 million for the three months ended March 31, 2005 and 2006, respectively. Advertising costs were $1.1 million, $2.4 million and $4.8 million for the years ended December 31, 2003, 2004 and 2005, respectively. Included in prepaid expenses and other receivables at March 31, 2005 and 2006 is $100,000 and $148,000, respectively, of prepaid advertising costs, which are being expensed in the period in which the advertising is used. Amounts were $14,000, $90,000 and $142,000 for the years ended December 31, 2003, 2004 and 2005 respectively.

Income Taxes

All OEM Parts, Inc., The Parts Bin.Com, Inc., Auto Parts Web Solutions, Inc. and Auto Parts Online Canada, Inc., with the consent of their stockholders, have elected to be treated as S corporations under the applicable sections of the Internal Revenue Code and various state regulations. Under these sections, corporate income or loss, in general, is taxable to the stockholders in proportion to their respective interests. In those states where S corporation status is not recognized, the Company will continue to be liable for those taxes.

Everything Internet, LLC and TPB Real Estate, LLC have elected to be treated as partnerships under the applicable sections of the Internal Revenue Code and various state regulations. The accompanying consolidated financial statements do not contain a provision or credit for income taxes related to Everything Internet, LLC and TPB Real Estate, LLC since the proportionate share of the income or loss is included in the tax returns of the members.

Web Chat Solutions, Inc. accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. No deferred taxes resulting from these differences are provided as the amount is considered insignificant.

2.	Vendor Concentrations

As of December 31, 2003, the Company had purchases from two vendors, which represented approximately 82% of total purchases. At December 31, 2003, $537,000 of accounts payable was due to these vendors. As of December 31, 2004, the Company had purchases from two vendors, which represented approximately 81% of total purchases. At December 31, 2004, $585,000 of accounts payable was due to these vendors. As of December 31, 2005, the Company had purchases from three vendors, which represented approximately 79% of total purchases. At December 31, 2005, $1.1 million of accounts payable was due to these vendors. During the three months ended March 31, 2005 and 2006, the Company had purchases from three vendors which represented approximately 88% and 74%, respectively, of total purchases. At March 31, 2005 and 2006, $933,000 and $891,000, respectively, of accounts payable was due to these vendors.

ALL OEM PARTS, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

3.	Notes Receivable — Stockholders

Notes receivable from stockholders are non-interest bearing with no specific repayment terms.

4.	Property and Equipment

Property and equipment consists of the following:

	Estimated Useful Lives	As of December 31,		As of March 31,
		2004	2005	2006
		(in thousands)
Condominium	30 years	$—	$460	$460
Leasehold improvements	life of lease	13	13	13
Furniture and fixtures	5-7 years	28	62	62
Equipment	3 years	46	92	95
Capitalized software	5 years	14	14	14
Website development	5 years	120	212	231
Computers and software	3-5 years	83	105	119
Automobiles	5 years	58	59	59

		362	1,017	1,053
Less accumulated depreciation and amortization		(115)	(238)	(272)

Property and equipment, net		$247	$779	$781

Depreciation and amortization expense was $35,000, $66,000 and $122,000 for the years ended December 31, 2003, 2004 and 2005, respectively. Amounts were $24,000 and $34,000 for the three months ended March 31, 2005 and 2006, respectively.

5.	Line of Credit

On May 30, 2003, the Company entered into a $100,000 line of credit agreement with PNC Bank (the “Bank”) which expired in May 2005, but was subsequently extended through May 31, 2006. Borrowings are secured by the Company’s cash deposits with the Bank. Borrowings under the line of credit bear interest at the prime rate plus 1.5% (6.75%, 8.75%, 7.25% and 9.25% at December 31, 2004 and 2005 and March 31, 2005 and 2006, respectively). As of December 31, 2004 and March 31, 2006, there were no borrowings under the line of credit.

ALL OEM PARTS, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

6.	Notes Payable

Notes payable consists of the following:

	As of December 31,		As of March 31,
	2004	2005	2006
	(in thousands)
Mortgage(A)	$—	$345	$345
Other(B)	30	20	16

	30	365	361
Less current portion	9	10	8

Long-term portion	$21	$355	$353

(A)	The mortgage requires monthly interest-only (9%) payments of $2,587 until November 2010, at which time the payment increases to $2,894, including both interest and principal through October 2035. The mortgage is secured by the property with a net book value of approximately $455,000 and $451,000 at December 31, 2005 and March 31, 2006, respectively.

(B)	The notes are payable in monthly installments through January 2009 and are collateralized by automobiles.

Principal payment requirements on the above obligations in each of the years subsequent to December 31, 2005 and March 31, 2006, respectively, are as follows:

	As of December 31, 2005	As of March 31, 2006
	(in thousands)
2005	$—	$—
2006	10	—
2007	5	8
2008	5	5
2009	—	3
2010	1	—
2011	—	2

ALL OEM PARTS, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

7.	Stockholders’/Members’ Equity (Deficiency)

Common stock at December 31, 2004 and 2005 and at March 31, 2006 consisted of the following:

	Number of Shares		Amount
	Authorized	Issued and Outstanding
			(in thousands)
All OEM Parts, Inc.	2,500	100	$7
The Parts Bin.Com, Inc.	2,500	100	15
Auto Parts Web Solutions, Inc.	2,500	100	10
Auto Parts Online Canada, Inc.	2,500	100	10
Web Chat Solutions, Inc.	2,500	100	1

Total			$43

Everything Internet, LLC was formed as a limited liability company, for which the members are not personally liable for any of its liabilities. The initial term of Everything Internet, LLC runs through 2032, but it may be dissolved upon a sale of assets, unanimous consent of the members or upon the bankruptcy of a member.

TPB Real Estate, LLC was formed as a limited liability company, for which the members are not personally liable for any of its liabilities. The initial term of TPB Real Estate, LLC runs through 2032, but it may be dissolved upon a sale of assets, unanimous consent of the members or upon the bankruptcy of a member.

8.	Lease Commitments

The Company leases facilities under operating leases which expire through October 2009. The Company also rents another facility on a month-to-month basis. The leases contain certain other conditions and requirements which include payment of additional rent for common area maintenance charges, real estate taxes, water, sewer and utilities. Related rent expense was $84,000, $89,000 and $122,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and $29,000 and $31,000, respectively, for the three months ended March 31, 2005 and 2006. Minimum annual lease payments in each of the years subsequent to December 31, 2005 and March 31, 2006 are as follows:

	As of December 31, 2005	As of March 31, 2006
	(in thousands)
2005	$—	$—
2006	81	—
2007	81	81
2008	81	81
2009	68	81
2010	—	47

Total	$311	$290

9.	Subsequent Event

On May 19, 2006, an unrelated entity acquired 100% of the equity interests in All OEM Parts, Inc. and Affiliates, with the exception of one combined entity, TPB Real Estate, LLC.

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     Shares

Common Stock

PRICE $             PER SHARE

RBC CAPITAL MARKETS	THOMAS WEISEL PARTNERS LLC

PIPER JAFFRAY	JMP SECURITIES

PROSPECTUS

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item	13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC and NASD registration fees. All of the expenses below will be paid by us.

Item
SEC Registration fee		$10,700
NASD filing fee		10,500
Nasdaq Global Market listing fee
Blue sky fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer Agent and Registrar fees
Insurance premiums
Miscellaneous

Total	$

Item	14. Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our bylaws (Exhibit 3.4 to this registration statement) provide that we will indemnify our directors and officers to the fullest extent permitted by law and require us to advance litigation expenses upon our receipt of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. Our bylaws further provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Our certificate of incorporation (Exhibit 3.2 to this registration statement) provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

In addition, our certificate of incorporation provides that we shall indemnify our directors and officers if such persons acted (i) in good faith, (ii) in a manner reasonably believed to be in or not opposed to our best interests, and (iii) with respect to any criminal action or proceeding, with reasonable cause to believe such conduct was lawful. The certificate of incorporation also provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The certificate of incorporation further provides that we are authorized to indemnify our directors and officers to the fullest extent permitted by law through the bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. We intend to obtain directors’ and officers’ liability insurance in connection with this offering.

In addition to the indemnification provided for in the certificate of incorporation and bylaws, we have entered into or intend to enter into agreements to indemnify our directors and certain of our officers. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of U.S. Auto Parts or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

The underwriting agreement (Exhibit 1.1 to this registration statement) provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item	15. Recent Sales of Unregistered Securities

The following is a summary of our transactions since December 31, 2002, involving sales of our securities that were not registered under the Securities Act of 1933, as amended:

(1) In June 2005, we merged MBS Marketing, Inc. into us and issued an aggregate of 3,667,400 shares of our common stock to the stockholders of MBS. All outstanding shares of MBS capital stock were cancelled in connection with such merger.

(2) In March 2006, we completed a private placement of our Series A convertible preferred stock and issued 11,055,425 shares of our Series A convertible preferred stock to Oak Investment Partners XI, L.P. for a purchase price of $4.07 per share or an aggregate purchase price of $45.0 million.

(3) In May 2006, we acquired Partsbin in a stock for stock and cash transaction. As partial consideration for all of the outstanding capital stock of Partsbin, we issued an aggregate of 3,305,529 shares of our common stock to the stockholders of Partsbin.

(4) From March 2006 to June 2006, we granted options to purchase an aggregate of 4,047,740 shares of common stock to our employees and directors under our stock option plan at exercise prices ranging from $4.07 to $5.50 per share. Of the options granted, as of September 30, 2006, options to purchase 4,027,560 shares were outstanding, no shares of common stock have been purchased pursuant to exercises of stock options and 20,180 shares have been cancelled and returned to the stock option plan pool.

(5) In June 2006, we issued and sold 27,272 shares of our common stock under the 2006 Equity Incentive Plan at a purchase price of $5.50 per share or an aggregate purchase price of $150,000.

The issuances of securities in the transactions described in paragraphs 1, 2 and 3 above were effected without registration under the Securities Act in reliance on Section 4(2) thereof or Rule 506 of Regulation D thereunder based on the status of each investor as an accredited investor as defined under the Securities Act. The issuances of securities in the transactions described in paragraphs 4 and 5 above were effected without registration under the Securities Act in reliance on Section 4(2) thereof or Rule 701 thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. None of the foregoing transactions was effected using any form of general advertising or general solicitation as such terms are used in Regulation D under the Securities Act. The recipients of securities in each such transaction either received adequate information about us or had access, through their relationships with us, to such information.

Item	16. Exhibits and Financial Statement Schedules

The following Exhibits are attached hereto and incorporated herein by reference.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of U.S. Auto Parts Network, Inc.

3.2*	Bylaws of U.S. Auto Parts Network, Inc.

4.1*	Specimen common stock certificate

5.1*	Opinion of Dorsey & Whitney LLP

10.1+**	U.S. Auto Parts Network, Inc. 2006 Equity Incentive Plan

10.2+**	Form of Stock Option Agreement under the U.S. Auto Parts Network, Inc. 2006 Equity Incentive Plan

10.3+**	Form of Notice of Grant of Stock Option under the U.S. Auto Parts Network, Inc. 2006 Equity Incentive Plan

10.4+**	Form of Acceleration Addendum to Stock Option Agreement under the U.S. Auto Parts Network, Inc. 2006 Equity Incentive Plan

10.5+*	U.S. Auto Parts Network, Inc. 2006 Omnibus Plan

10.6**	Investors’ Rights Agreement dated March 3, 2006 by and between U.S. Auto Parts Network, Inc. and Oak Investment Partners XI, L.P.

10.7**	Note and Security Agreement dated May 19, 2006 by and among U.S. Auto Parts Network, Inc., Richard Pine, Lowell Mann, Brian Tinari and Todd Daugherty

10.8+**	Offer Letter of Employment dated May 19, 2006 by and between U.S. Auto Parts Network, Inc. and Richard Pine

10.9+**	Non-Competition Agreement dated May 19, 2006 by and among U.S. Auto Parts Network, Inc. and Richard Pine, Lowell Mann, Brian Tinari and Todd Daugherty

10.10**	Shareholder’s Release dated May 19, 2006 by and between U.S. Auto Parts Network, Inc. and Richard Pine

10.11**	Business Loan Agreement dated February 24, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.12**	Promissory Note dated February 24, 2006 by U.S. Auto Parts Network, Inc. in favor of East West Bank

Exhibit No.	Description
10.13**	Teletransmission Agreement dated February 24, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.14**	Business Loan Agreement dated February 24, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.15**	Changes in Terms Agreement dated February 24, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.16**	Loan Agreement dated May 18, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.17**	Secured Promissory Note dated May 18, 2006 by U.S. Auto Parts Network, Inc. in favor of East West Bank

10.18**	Collateral Assignment Agreement dated May 18, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.19**	Collateral Assignment Agreement dated May 18, 2006 by and between PartsBin, Inc. and East West Bank

10.20**	Security Agreement dated May 18, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.21**	Security Agreement dated May 18, 2006 by and between PartsBin, Inc. and East West Bank

10.22**	Amendment to Existing Agreements dated May 18, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.23	Commercial Lease Agreement dated January 1, 2004 by and between U.S. Auto Parts Network, Inc. and Nia Chloe Enterprises, LLC

10.24	Standard Industrial/Commercial Multi-Tenant Lease — Gross dated October 1, 2006 by and between U.S. Auto Parts Network, Inc. and Margay 2003, LLC

10.25	Standard Industrial/Commercial Multi-Tenant Lease — Gross dated July 12, 2004 by and between U.S. Auto Parts Network, Inc. and Isadore Socransky

10.26	Lease dated November 30, 2004 by and between U.S. Auto Parts Network, Inc. and William Coats

10.27*	Catalog License and Parts Purchase Agreement dated November 20, 2006 by and between U.S. Auto Parts Network, Inc. and WORLDPAC, Inc.

10.28+*	Employment Agreement dated December , 2006 by and between U.S. Auto Parts Network, Inc. and Michael J. McClane

10.29*	Services Agreement dated October 3, 2006 by and between U.S. Auto Parts Network, Inc. and Efficient Frontier, Inc.

10.30+*	Offer Letter of Employment dated November 2006 by and between U.S. Auto Parts Network, Inc. and Howard Tong

16.1	Letter from Stonefield Josephson, Inc.

21.1**	Subsidiaries of U.S. Auto Parts Network, Inc.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Stonefield Josephson, Inc.

23.3	Consent of J.H. Cohn LLP

23.4*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

Exhibit No.	Description

24.1**	Power of Attorney (included on signature pages hereto)

24.2	Power of Attorney of Robert J. Majteles and Ellen F. Siminoff

*	To be filed by amendment.

**	Previously filed.

+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of U.S. Auto Parts pursuant to the foregoing provisions, or otherwise, U.S. Auto Parts has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by U.S. Auto Parts of expenses incurred or paid by a director, officer or controlling person of U.S. Auto Parts in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, U.S. Auto Parts will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by U.S. Auto Parts pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, U.S. Auto Parts Network, Inc. has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carson, State of California, on the 8th day of December, 2006.

U.S. Auto Parts Network, Inc.

By:	/s/ MEHRAN NIA
Mehran Nia Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ MEHRAN NIA Mehran Nia		Chief Executive Officer, President and Director (principal executive officer)	December 8, 2006

/s/ MICHAEL J. MCCLANE Michael J. McClane		Chief Financial Officer, Executive Vice President of Finance, Secretary and Treasurer (principal financial and accounting officer)	December 8, 2006

* Sol Khazani		Chairman of the Board	December 8, 2006

* Massoud Entekhabi		Director	December 8, 2006

* Fredric W. Harman		Director	December 8, 2006

* Richard Pine		Vice President, East Coast Operations and Director	December 8, 2006

/s/ ROBERT J. MAJTELES Robert J. Majteles		Director	December 8, 2006

/s/ ELLEN F. SIMINOFF Ellen F. Siminoff		Director	December 8, 2006

* By:	/s/ MEHRAN NIA Mehran Nia Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of U.S. Auto Parts Network, Inc.

3.2*	Bylaws of U.S. Auto Parts Network, Inc.

4.1*	Specimen common stock certificate

5.1*	Opinion of Dorsey & Whitney LLP

10.1+**	U.S. Auto Parts Network, Inc. 2006 Equity Incentive Plan

10.2+**	Form of Stock Option Agreement under the U.S. Auto Parts Network, Inc. 2006 Equity Incentive Plan

10.3+**	Form of Notice of Grant of Stock Option under the U.S. Auto Parts Network, Inc. 2006 Equity Incentive Plan

10.4+**	Form of Acceleration Addendum to Stock Option Agreement under the U.S. Auto Parts Network, Inc. 2006 Equity Incentive Plan

10.5+*	U.S. Auto Parts Network, Inc. 2006 Omnibus Plan

10.6**	Investors’ Rights Agreement dated March 3, 2006 by and between U.S. Auto Parts Network, Inc. and Oak Investment Partners XI, L.P.

10.7**	Note and Security Agreement dated May 19, 2006 by and among U.S. Auto Parts Network, Inc., Richard Pine, Lowell Mann, Brian Tinari and Todd Daugherty

10.8+**	Offer Letter of Employment dated May 19, 2006 by and between U.S. Auto Parts Network, Inc. and Richard Pine

10.9+**	Non-Competition Agreement dated May 19, 2006 by and among U.S. Auto Parts Network, Inc. and Richard Pine, Lowell Mann, Brian Tinari and Todd Daugherty

10.10**	Shareholder’s Release dated May 19, 2006 by and between U.S. Auto Parts Network, Inc. and Richard Pine

10.11**	Business Loan Agreement dated February 24, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.12**	Promissory Note dated February 24, 2006 by U.S. Auto Parts Network, Inc. in favor of East West Bank

10.13**	Teletransmission Agreement dated February 24, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.14**	Business Loan Agreement dated February 24, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.15**	Changes in Terms Agreement dated February 24, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.16**	Loan Agreement dated May 18, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.17**	Secured Promissory Note dated May 18, 2006 by U.S. Auto Parts Network, Inc. in favor of East West Bank

10.18**	Collateral Assignment Agreement dated May 18, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

Exhibit No.	Description

10.19**	Collateral Assignment Agreement dated May 18, 2006 by and between PartsBin, Inc. and East West Bank

10.20**	Security Agreement dated May 18, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.21**	Security Agreement dated May 18, 2006 by and between PartsBin, Inc. and East West Bank

10.22**	Amendment to Existing Agreements dated May 18, 2006 by and between U.S. Auto Parts Network, Inc. and East West Bank

10.23	Commercial Lease Agreement dated January 1, 2004 by and between U.S. Auto Parts Network, Inc. and Nia Chloe Enterprises, LLC

10.24	Standard Industrial/Commercial Multi-Tenant Lease — Gross dated October 1, 2006 by and between U.S. Auto Parts Network, Inc. and Margay 2003, LLC

10.25	Standard Industrial/Commercial Multi-Tenant Lease — Gross dated July 12, 2004 by and between U.S. Auto Parts Network, Inc. and Isadore Socransky

10.26	Lease dated November 30, 2004 by and between U.S. Auto Parts Network, Inc. and William Coats

10.27*	Catalog License and Parts Purchase Agreement dated November 20, 2006 by and between U.S. Auto Parts Network, Inc. and WORLDPAC, Inc.

10.28+*	Employment Agreement dated December , 2006 by and between U.S. Auto Parts Network, Inc. and Michael J. McClane

10.29*	Services Agreement dated October 3, 2006 by and between U.S. Auto Parts Network, Inc. and Efficient Frontier, Inc.

10.30+*	Offer Letter of Employment dated November 2006 by and between U.S. Auto Parts Network, Inc. and Howard Tong

16.1	Letter from Stonefield Josephson, Inc.

21.1**	Subsidiaries of U.S. Auto Parts Network, Inc.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Stonefield Josephson, Inc.

23.3	Consent of J.H. Cohn LLP

23.4*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature pages hereto)

24.2	Power of Attorney of Robert J. Majteles and Ellen F. Siminoff

*	To be filed by amendment.

**	Previously filed.

+	Indicates management contract or compensatory plan.